Olivetti S.p.A.

10015 Ivrea (TO)
Via Jervis, 77
Tel. 0125 5200
Fax 0125 522524

Olivetti S.p.A. - File No. 82-5181

02055197

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.
U.S.A.

olivetti

Ivrea, September 27, 2002

SEC MAIL RECEIVED PROCESSING OCT 0 3 2002 WASH. D.C. 164 SECTION

PROCESSED OCT 0 9 2002 THOMSON FINANCIAL

SUPPL

Re: Olivetti S.p.A. - File No. 82-5181

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- ✓ Various press releases issued by the Company from August 2, 2002 (i.e. August 23, 2002, August 27, 2002, September 5, 2002, September 16, 2002, September 18, 2002).
- ✓ the English translation of the Six-Monthly Report.

Each such document indicates the file number in the upper right hand corner of each unbound page and the first page of each bound document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted,

(Loris Bisone)

(General Counsel)

(Enclosures)

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Very positive reception from investors

OLIVETTI: REOPENING OF THREE OUTSTANDING BOND ISSUES SUCCESSFULLY COMPLETED

The transaction is a further step in the debt refinancing and maturity extension programme. The average debt maturity was lengthened from 4.8 years (February 2002) to 5.5 years. Following this transaction, Olivetti's medium/long term debt is approximately 93% of the total outstanding debt

Ivrea, 18 September 2002

Olivetti announces today that it has successfully completed the reopening of three outstanding bond issues (announced on 16 September), as part of the operations **to refinance debt** and **extend its average maturity**.

As a result of the solid investor demand, which demonstrates the great interest shown by the market, the total size of the transaction was set at **1,550 million euro**, split among the three tranches as follows:

- **400 million euro** "Olivetti Finance NV 2002-2006" floating rate notes originally worth 600 million euro, now increased to 1,000 million euro;
- **650 million euro** "Olivetti Finance NV 2002-2007" 6.5% bond issue originally worth 1,000 million euro, now increased to 1,650 million euro;
- **500 million euro** "Olivetti Finance NV 2002-2012" 7.25% bond issue originally worth 500 million euro, now increased to 1,000 million euro.

The **issue price** of the three bonds (which will become fully fungible with the existing offerings) was set at:

99,242% for the January 2006 tranche of 400 million euro, equivalent to a discount margin of **150 basis points** over Euribor.

102,793% for the April 2007 tranche of 650 million euro, equivalent to a yield to maturity of **185 basis points** over mid-swap.

103,699% for the April 2012 tranche of 500 million euro, equivalent to a yield to maturity of **215 basis points** over mid-swap.

The transaction is a further important step in Olivetti's debt refinancing and maturity extension programme. The average debt maturity **was lengthened from 4.8 years (February 2002) to 5.5 years**. Following this transaction, Olivetti's medium/long term debt is approximately 93% of the total outstanding debt.

Caboto IntesaBci, Goldman Sachs, JP Morgan and Lehman Brothers were joint bookrunning lead managers. The issuer Olivetti Finance NV is guaranteed by Olivetti S.p.A..

Disclaimer
The offer for Bonds (the "Offer") is not being made, and will not be made, in the United States of America or any other country in which such offer may not be made absent registration or an exemption from registration granted by the competent authorities (such other countries, collectively, the "Other Countries"). Accordingly, copies of this document and any other documents relating to the Offer are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America or the Other Countries. This document is not an offer of securities for sale in the United States of America or the Other Countries. The Bonds to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended, or under applicable laws of the Other Countries.

Olivetti S.p.A. - File No. 82-5181

OLIVETTI: RE-OPENING OF THREE OUTSTANDING BOND ISSUES

The transaction is part of the Olivetti's debt-refinancing programme

Ivrea, 16 September 2002

Olivetti has mandated Caboto IntesaBci, Goldman Sachs, JP Morgan and Lehman Brothers as joint bookrunners for a multi-tranche floating and fixed-rate re-opening of the following outstanding issues:

- "Olivetti Finance NV floating rate notes 2002-2006" (current amount Euro 600 million)
- "Olivetti Finance NV 6,5% 2002-2007" (current amount Euro 1.000 million)
- "Olivetti Finance NV 7,25% 2002-2012" (current amount Euro 500 million)

Total size of the transaction will be determined and split among the three tranches according to investor demand. The new issues will become fully fungible with the three above mentioned Notes. Olivetti Finance NV is a wholly-owned and guaranteed subsidiary of Olivetti S.p.A..

The transaction - documented under Olivetti's Euro Medium Term Note Programme - is designed to refinance Olivetti's debt and extend its maturity profile.

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Olivetti S.p.A. - File No. 82-5181

The Board of Directors approves results for the first half 2002

OLIVETTI GROUP AT 30 JUNE 2002

- **Consolidated revenues: 15,543 million euro (+1.4%)**
- **EBIT before non-recurring income and charges: 2,993 million euro (+11.3%)**
- **Consolidated earnings before amortisation of goodwill on Telecom Italia: 135 million euro (438 million euro loss in the first half 2001)**
- **Consolidated loss after amortisation of goodwill on Telecom Italia: 511 million euro (1,087 million euro loss in the first half 2001)**
- **Net financial indebtedness: a decrease to 37,094 million euro (- 1,268 million since the end of 2001)**
- **Further net debt reduction to approximately 34.8 billion euro considering post-closure disposals**

OLIVETTI S.P.A. AT 30 JUNE 2002

- **Net earnings: 849 million euro**
- **Net financial indebtedness: a decrease to 15,662 million euro (- 660 million since the end of 2001)**

2002 full-year outlook

- **Substantial earnings at Olivetti S.p.A.**
- **Earnings before amortisation of Telecom Italia goodwill and before taxes for the Olivetti Group**
- **Debt-restructuring plan continues**

olivetti

Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

Ivrea, 5 September 2002

At a meeting today chaired by Antonio Tesone, the Olivetti Board of Directors accepted the resignation of Enrico Bondi from the post of chief executive officer and from the Board. The Directors coopted Gian Carlo Rocco di Torrepadula to the Board to replace Mr. Bondi. After expressing their thanks to Mr. Bondi for his work, the Directors examined and approved the interim financial statements for the first six months to 30 June 2002.

During the first half 2002 the Olivetti Group continued to pursue its industrial plan, executing a series of major financial and corporate operations and achieving important improvements in efficiency and cost cutting.

Olivetti Group

The changes introduced in the consolidation area in the second half of 2001 had a significant impact on the Group's business results in the first half 2002. Specifically, within the Telecom Italia Group, the income statement and balance sheet of the Argentine Nortel Inversora Group were excluded from the consolidation (the Group was consolidated with the proportional method in the first half 2001); for a clean comparison between the two periods, the results for the first half 2001 have been restated after deconsolidation of the Nortel Inversora Group.

Net **revenues** in the first half 2002 totalled **15,543** million euro (including 14,989 million euro at the Telecom Italia Group), an **increase of 1.4%** from the first half 2001 (+3.3% net of the exchange-rate effect).

Operating costs and other net charges amounted to **12,550** million euro (12,646 million euro in the first half 2001), of which 11,309 million euro for the Telecom Italia Group, the equivalent of 80.7% of consolidated revenues, down 1.8 percentage points from the first half 2001 (and down 2.6 percentage points in respect of full-year 2001). This reflected the overall reduction in costs, mainly as a result of lower depreciation and amortisation charges, set against higher revenues.

Aggregate depreciation and amortisation charges in the first half 2002 totalled 3,582 million euro (2,864 for the Telecom Italia Group), a decrease of 102 million euro from the first half 2001. They included **646** million euro for amortisation of goodwill on the purchase of Telecom Italia.

EBIT before non-recurring income and charges amounted to **2,993** million euro (**+11.3%** from the 2,688 million euro reported in the first half 2001), giving a return on revenues of 19.3% (up from 17.5% in the first half 2001 and 16.7% for full-year 2001).

Non-recurring income totalled **1,175** million euro (1,059 million euro for the Telecom Italia Group), an increase of 692 million euro from 483 million euro in the first half 2001. Non-recurring income consisted mainly of capital gains on the sale of the equity investments in Lottomatica, Bouygues Décaux Télécom and Mobilkom Austria.

Non-recurring charges amounted to **966** million euro (up from 317 million euro in the first half 2001). They included 956 million euro at the Telecom Italia Group, and arose largely from measures taken to trim the workforce, provisions and write-offs taken in respect of the planned sale of the 9Télécom equity investment.

Consolidated EBIT therefore amounted to **3,202** million euro (a return of 20.6% on revenues), an increase of 348 million euro compared with the first half 2001 (2,854 million euro, a return of 18.6% on revenues).

Net income from equity investments totalled **34** million euro (62 million euro in the first half 2001).

Net interest expenses and other financial charges amounted overall to **1,342** million euro (1,142 million euro in the first half 2001). Of the total, 897 million euro were attributable to the Telecom Italia Group and 445 million euro to the other Group companies. The increase was largely due to a negative impact of exchange-rate fluctuations on debt at a number of Telecom Italia Latin American investments.

Value adjustments to financial assets generated a writedown of **459** million euro (a writedown of 959 million euro in the first half 2001); this included 403 million euro for the Telecom Italia Group, mainly due to the amortisation of goodwill arising from the purchase of equity investments in companies valued with the equity method and to the Group's share of the net results reported by Stream and IS Tim Turchia and other companies valued with the equity method.

Income **taxes** for the first half amounted to an estimated **846** million euro (1,222 million euro in the first half 2001).

After taxes and minority interests of 1,100 million euro, the Group posted a **net consolidated loss of 511** million euro, an **improvement** of 576 million euro from the loss reported in the first half 2001; before amortisation of **goodwill** on the purchase of Telecom Italia, the Group had **net consolidated earnings** of **135** million euro (a loss of 438 million euro in the first half 2001).

The Olivetti Group's **total shareholders' equity** as at 30 June 2002 was **23,296** million euro (11,927 million euro after minority interests); it was 26,353 million euro as at 31 December 2001 (12,729 million euro after minority interests).

As at 30 June 2002, Olivetti Group **net financial indebtedness** totalled **37,094** million euro, a decrease of 1,268 million euro from 31 December 2001. Of the total decrease, 842 million euro arose from the financial surplus at the Telecom Italia Group (reflecting proceeds on disposals and cash generated by operating activities, offset in part by capital expenditure, financial investments and dividend payouts) and 426 million euro from the financial surplus of the other Olivetti Group companies, which reflected dividends collected from Telecom Italia and proceeds on the sale of the Lottomatica equity investment, net of outlays for financial charges.

Specifically, the disposals effected in the first half 2002 under the Olivetti-Telecom Group industrial plan impacted for 1,732 million euro on consolidated net debt. Further operations concluded by the Telecom Italia Group after 30 June had an impact on debt of 2,307 million euro for an overall total (including the sale of the satellite consortia in 2001) of 4,489 million euro. With these operations, the Group has executed more than 85% of its two-year disposals plan in just 9 months. Taking account of the post-closure disposals, consolidated net debt would decrease to approximately 34.8 billion euro, giving a total reduction of approximately 3.6 billion euro compared with the figure at the end of 2001. The Olivetti Group confirms its year-end debt target.

As at 30 June 2002 the Olivetti Group companies included in the consolidation area had **114,065** employees (116,020 as at 31 December 2001).

******

The Parent Company Olivetti S.p.A.

Olivetti S.p.A. closed the first half 2002 with **earnings** of **849** million euro (compared to a loss of 649 million euro in the first half 2001).

This strong improvement was due to the increase in income from equity investments as a result of the first-half booking of the portion of Telecom Italia 2001 dividends distributed in May from reserves (844 million euro), and tax credits (for 483 million euro) on total dividends collected. The improved earnings figure also reflected capital gains arising from the sale of the equity investments in Lottomatica (158 million euro) and Webegg (9 million euro).

Parent company **shareholders' equity** as at 30 June 2002 amounted to **16,096** million euro; **net financial indebtedness** at the same date was **15,662** million euro, a **decrease** of 660 million euro from 16,322 million euro as at 31 December 2001. The net debt reduction was largely due to dividend income (905 million euro) and proceeds arising from the sale of the equity investments in Lottomatica and Webegg (218 million euro), offset by outlays for financial charges totalling 393 million euro and other net outlays amounting to 70 million euro.

2002 full-year operating outlook

Including second-half financial charges, **Olivetti S.p.A.** expects to report a **strong full-year earnings** figure for 2002 following the dividends that will arise from operations at Telecom Italia, which will be booked on 31 December 2002.

In view of the foreseeable performance of the Telecom Italia Group, the Olivetti Group should report a **positive consolidated earnings figure before taxes** and **before amortisation of goodwill** on the acquisition of Telecom Italia.

Main events January – August 2002

Over this period, Olivetti and its financial subsidiaries transacted a number of major re-financing operations to improve their debt maturity profile. Today, the debt is already fully covered by bonds maturing after 12 months. The main operations were as follows:

- a 1.5 billion euro bond subdivided into two tranches maturing in 5 and 10 years (April 2002);
- early repayment in June of the "Olivetti Finance NV 1999-2004 floating rate notes" for 5.15 billion euro;
- a number of private placements of bonds for an aggregate amount of more than 1.7 billion euro;
- a bond placement for approximately 385 million euro maturing in March 2004, which is convertible into 41.4 million Telecom Italia ordinary shares (approximately 0.79% of share capital) (July-August 2002).

Initiatives taken as part of the re-organisation of the Group's corporate structure included, in addition to the above-mentioned disposals of the equity investments in Lottomatica, Bouygues Décaux Télécom and Mobilkom Austria, the sale of Webegg S.p.A. to I.T. Telecom S.p.A., the start-up of "Project Tiglio" for the integration and enhancement of the Group's real estate assets and the agreement signed by Olivetti Tecnost with SMT Vertronic for the sale of industrial assets owned by the subsidiary Olivetti Tecnost de Mexico. Subsequent to 30 June 2002, the Telecom Italia Group disposed of its equity investments in Auna, Telemaco Immobiliare, Sogei, Telespazio and 9Télécom.

As a whole, the disposals carried out by the Telecom Italia Group after 30 June 2002 generated a reduction of 2,307 million euro in Olivetti consolidated net debt to approximately 34.8 billion euro and produced positive economic effects of approximately 400 million euro.

Other Olivetti Group companies in the first half 2002

Olivetti Tecnost Group
Olivetti Tecnost is active in office products (Office Division), specialised IT systems for banking services automation, retail, gaming automation and public authorities (Vertical Markets Division) and home automation solutions for private residential users, through DomusTech S.p.A..

Revenues at the Olivetti Tecnost Group in the first half 2002 amounted to approximately 486 million euro, with a net loss after taxes and minority interests of 33.5 million euro, after non-recurring charges totalling 34.4 million euro. As at 30 June 2002 the Group had 4,971 employees. In June, Olivetti Tecnost signed an agreement with the Trade Unions regarding the Group Industrial Relaunch Plan, which aims to return Olivetti Tecnost to profitability through a series of business-specific measures.

Webegg Group
The Webegg Group, which has locations in Milan, Turin, Bologna and Rome and an office in San Francisco, provides strategic Web consulting services for businesses, based on a combination of proprietary solutions and solutions deployed through a network of partnerships with the world's leading network solution providers (Web integration). At the end of June, Olivetti S.p.A. sold its 50% shareholding in Webegg S.p.A. to I.T. Telecom S.p.A..

In the first half 2002, the Webegg Group recorded consolidated revenues of 45.1 million euro, of which 25.6 million euro from clients outside the Olivetti Group, a decrease of 3.8 million euro from the first half 2001. The sales downturn had a negative impact on the net result (a loss of 0.3 million euro). The Group had 719 employees as at 30 June 2002.

Olivetti Multiservices
This real estate and services company is a wholly owned subsidiary of Olivetti S.p.A. It manages the Olivetti property portfolio and also offers facilities management services on the open market: building management and maintenance, energy management, design and management of technological plant. It reported revenues of approximately 66 million euro in the first half 2002 (approximately 68% with clients outside the Group), and net earnings of 4.8 million euro. It had 367 employees as at 30 June 2002.
During the first half an agreement – "Tiglio Project" – was signed by the Pirelli, Olivetti-Telecom and Morgan Stanley Groups for the integration of their respective real estate assets and the units that provide property management services, in order to enhance the value of such assets and operations.

Olivetti Group
Reclassified statement of income

(in millions of euros)	1st half 2002	%	1st half 2001 (*)	%	1st half 2001	%	Year 2001	%
Net revenues	15,543	100.0	15,334	100.0	16,189	100.0	32,016	100.0
Operating costs:								
Labour	(2,441)	(15.7)	(2,444)	(15.9)	(2,595)	(16.0)	(4,877)	(15.2)
Materials and services	(6,246)	(40.2)	(6,258)	(40.9)	(6,500)	(40.2)	(13,458)	(42.1)
Grants	5	-	10	0.1	10	0.1	26	0.1
Depreciation of tangible assets	(1,947)	(12.5)	(2,030)	(13.3)	(2,235)	(13.8)	(4,080)	(12.7)
Amortisation of intangible assets:								
consolidation goodwill	(1,078)	(6.9)	(1,123)	(7.3)	(1,130)	(7.0)	(2,278)	(7.1)
other	(557)	(3.6)	(531)	(3.5)	(557)	(3.5)	(1,283)	(4.0)
Provisions for writedowns and risks	(327)	(2.1)	(296)	(1.9)	(350)	(2.2)	(758)	(2.4)
Other income, net	41	0.3	26	0.2	26	0.2	30	0.1
Result before interest and taxes (EBIT) and non-recurring income and charges	**2,993**	**19.3**	**2,688**	**17.5**	**2,858**	**17.6**	**5,338**	**16.7**
Non-recurring income(**)	1,175	7.5	483	3.1	483	3.0	999	3.1
Non-recurring charges(**)	(966)	(6.2)	(317)	(2.0)	(333)	(2.0)	(4,354)	(13.6)
EBIT	**3,202**	**20.6**	**2,854**	**18.6**	**3,008**	**18.6**	**1,983**	**6.2**
Income from equity investments, net	34	0.2	62	0.4	62	0.4	221	0.7
Financial charges, net	(1,342)	(8.6)	(1,142)	(7.4)	(1,236)	(7.7)	(3,105)	(9.7)
Value adjustments to financial assets	(459)	(3.0)	(959)	(6.3)	(957)	(5.9)	(2,196)	(6.9)
Result before taxes and minority interests	**1,435**	**9.2**	**815**	**5.3**	**877**	**5.4**	**(3,097)**	**(9.7)**
Taxes	(846)	(5.4)	(1,222)	(8.0)	(1,272)	(7.8)	(579)	(1.8)
Minority interests	(1,100)	(7.1)	(680)	(4.4)	(692)	(4.3)	586	1.8
Net result for the period	**(511)**	**(3.3)**	**(1,087)**	**(7.1)**	**(1,087)**	**(6.7)**	**(3,090)**	**(9.7)**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of proportional method

(**)The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter

Olivetti Group
Analysis of the capital invested

(in millions of euros)	30.6.2002 (a)	%	31.12.2001 (b)	%	Changes (a-b)
Short-term operating assets	14,896	23.5	15,250	22.5	(354)
Short-term operating liabilities	(16,866)	(26.6)	(17,010)	(25.1)	144
Operating working capital	(1,970)	(3.1)	(1,760)	(2.6)	(210)
Intangible fixed assets	37,479	59.2	39,220	57.8	(1,741)
Tangible fixed assets	20,628	32.6	22,097	32.6	(1,469)
Other assets	7,175	11.3	8,314	12.2	(1,139)
Capital invested (A)	**63,312**	**100.0**	**67,871**	**100.0**	**(4,559)**
Medium/long-term non financial liabilities	2,922	4.6	3,156	4.6	(234)
Minority interests	11,369	18.0	13,624	20.1	(2,255)
Group shareholders' equity	11,927	18.8	12,729	18.8	(802)
Total non financial sources (B)	**26,218**	**41.4**	**29,509**	**43.5**	**(3,291)**
Net financial indebtedness (A-B)	**37,094**	**58.6**	**38,362**	**56.5**	**(1,268)**

Olivetti S.p.A.
Reclassified statement of income

(in millions of euros)	1st half 2002	1st half 2001	Year 2001
Financial income and charges			
Income from equity investments	1,341	9	85
Other financial income	20	20	37
Interest and other financial charges	(393)	(537)	(966)
Total financial income and charges	**968**	**(508)**	**(844)**
Value adjustments to financial assets			
Revaluation on equity investments	-	-	-
Write-downs on equity investments	(43)	(109)	(175)
Total value adjustments to financial assets	**(43)**	**(109)**	**(175)**
Other income from operations	**4**	**3**	**15**
Other costs from operations			
Non-financial services received	(14)	(12)	(49)
Leases and rentals	(1)	(1)	(3)
Payroll	(6)	(5)	(13)
Amortisation, depreciation and write-dow	(36)	(27)	(64)
Provision for risks	-	(2)	(192)
Other operational expenses	(1)	(1)	(3)
Total other costs from operations	**(58)**	**(48)**	**(324)**
Result from ordinary operations	**871**	**(662)**	**(1,328)**
Extraordinary income and charges			
Income	168	14	23
Charges	(4)	(1)	(16)
Extraordinary income	**164**	**13**	**7**
Result before taxation	**1,035**	**(649)**	**(1,321)**
Taxation	(186)	-	450
Net income (loss) for the year	**849**	**(649)**	**(871)**

Olivetti S.p.A.
Balance Sheet (in millions of euros)

ASSETS	30.6.2002	31.12.2001	30.6.2001
A) AMOUNTS DUE FROM SHAREHOLDERS	-	-	-
B) FIXED ASSETS			
I. Intangible fixed assets	214	250	177
II. Tangible fixed assets	2	2	2
III. Financial fixed assets			
1) Equity investments	31,361	31,409	31,266
2) Receivables			
Due within 12 months	10	14	12
Due after 12 months	61	62	53
3) Other securities	-	-	-
4) Treasury stock	2	2	2
Total financial fixed assets	31,434	31,487	31,333
Total fixed assets (B)	**31,650**	**31,739**	**31,512**
C) CURRENT ASSETS			
I. Inventories	-	-	-
II. Receivables			
Due within 12 months	2,030	837	959
Due after 12 months	-	-	-
Total receivables	2,030	837	959
III. Financial assets not held as fixed asets	378	76	289
IV. Liquid funds	25	140	114
Total current assets (C)	**2,433**	**1,053**	**1,362**
D) ACCRUED INCOME AND PREPAID EXPENSES	**478**	**503**	**74**
TOTAL ASSETS	**34,561**	**33,295**	**32,948**

Olivetti S.p.A.
Balance Sheet (in millions of euros)

LIABILITIES AND SHAREHOLDERS' EQUITY	30.6.2002	31.12.2001	30.6.2001
A) SHAREHOLDERS' EQUITY			
I. Share capital	8,796	8,784	7,282
I bis. Share capital increases to be filed with the Companies Register pursuant to article 2444 of the Italian Civil Code	2	1	-
I ter. Share capital increase payment on shares to be issued	-	-	-
II. Additional paid-in capital	3,765	3,765	3,762
II bis. Additional paid-in capital in respect of share capital increases to be filed with the Companies Register	-	-	-
III. Revaluation reserves	1	1	1
IV. Legal reserve	921	921	921
V. Reserve for treasury stock	2	2	2
VI. Statutory reserves	-	-	-
VII. Other reserves	2,059	2,061	2,066
VIII. Retained earnings (accumulated losses)	(299)	571	572
IX. Net income (loss) for the period	849	(871)	(649)
Total shareholders' equity (A)	**16,096**	**15,235**	**13,957**
B) RESERVES FOR RISKS AND CHARGES			
1) Taxation	162	345	824
2) Other provisions	419	429	250
Total reserves for risks and charges (B)	**581**	**774**	**1,074**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES	**3**	**4**	**4**
D) PAYABLES			
Due within 12 months	4,929	5,051	7,631
Due after 12 months	11,679	9,988	8,330
Total payables (D)	**16,608**	**15,039**	**15,961**
E) ACCRUED EXPENSES AND DEFERRED INCOME	**1,273**	**2,243**	**1,952**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**34,561**	**33,295**	**32,948**

MEMORANDUM ACCOUNTS			
Personal guarantees given, net of counter-securities received	14,395	17,319	19,491
Commitments	8	11	52
Other accounts	4	4	4
TOTAL MEMORANDUM ACCOUNTS	**14,407**	**17,334**	**19,547**

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Olivetti S.p.A. - File No. 82-5181

DISCLAIMER

The offer for Bonds (the "Offer") is not being made, and will not be made, in the United States of America or any other country in which such offer may not be made absent registration or an exemption from registration granted by the competent authorities (such other countries, collectively, the "Other Countries"). Accordingly, copies of this document and any other documents relating to the Offer are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America or the Other Countries. This document is not an offer of securities for sale in the United States of America or the Other Countries. The Bonds to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended, or under applicable laws of the Other Countries. This press release has been issued by Olivetti Finance N.V. (the "Company") and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Lehman Brothers International (Europe) ("LB"). LB is acting for the Company and no one else in connection with the offer of bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

Stabilisation/FSA. In connection with the offering, LB may engage in transactions that stabilise, maintain or otherwise affect the price of the Bonds.

OLIVETTI: EXERCISE OF OPTION TO INCREASE THE SIZE OF THE BOND ISSUE EXCHANGEABLE INTO TELECOM ITALIA ORDINARY SHARES

Ivrea, 27 August 2002

Olivetti informs that Lehman Brothers, acting as Global Coordinator, has today exercised in full the option to increase by approximately **Euro 35 million** the size of the Bond issue exchangeable into shares of Telecom Italia S.p.A. placed on 29 July 2002 by Olivetti Finance N.V. (a wholly-owned subsidiary of Olivetti S.p.A.). The total amount of the Bond issue has thus risen to approximately **Euro 385 million**.

Following the exercise of the option, the Bond issue - settlement 20 September 2002, maturity 19 March 2004, 0% Coupon, issue and redemption price at par, conversion price of Euro 9.30 per share - will be exchangeable into **41,400,000** Shares (equivalent to **0.79%** of Telecom Italia's ordinary share capital).

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis. 77 - Tel. +39-125-522639 - Fax +39-125-526220

NEWS FOR THE PRESS

Olivetti S.p.A. - File No. 82-5181

OLIVETTI TECNOST SIGNS AGREEMENT WITH SMT VERTRONIC TO SELL INDUSTRIAL ASSETS IN MEXICO

Ivrea, 23 August 2002

Olivetti Tecnost has signed an agreement with Mexico's SMT Vertronic, a company belonging to the SMT Group, for the sale of industrial assets held by its subsidiary Olivetti Tecnost de Mexico, which operates in the office automation business.

The sale, which is scheduled to close in January 2003, involves the sale to SMT Vertronic of the Tlaxcala facility in Mexico, which employs approximately 1,700 people, all of whom will be recruited by the purchaser. SMT also plans to transfer new manufacturing operations to the plant in addition to its current operations, which will continue to supply Olivetti Tecnost. The basic selling price is 2 million US dollars.

The agreement is part of the Olivetti Tecnost Group re-launch plan, specifically for the re-organisation of its office products business.

The SMT Group produces PC memory modules and special memory modules for servers and notebook PCs. It has operations in the USA, Argentina, Mexico, Spain and Italy.

Olivetti Tecnost (100% Olivetti S.p.A.) specialises in office products, vertical applications, gaming automation, home automation and new Internet services. The group has revenues of approximately Euro 1.1 billion and operates in more than 70 countries, directly and through networks of dealers, distributors and mass merchandising chains.

olivetti

Direzione Comunicazioni - Communications Division
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220 - Telex 210030

OLIVETTI S.p.A.

Directors' Report on Operations in the First Half of 2002

(Art. 2428 of the Italian Civil Code)

olivetti

Contents

olivetti

Olivetti S.p.A. – Registered Office: Via Jervis 77, Ivrea, Italy
Share Capital Euro 8,803,205,499 fully paid
Registered on the Turin Companies Register no. 00488410010

Board of Directors
(for the three years 2001 - 2003)

Chairman
ANTONIO TESONE

Deputy Chairman and Chief Executive Officer
MARCO TRONCHETTI PROVERA

Deputy Chairman
GILBERTO BENETTON

Chief Executive Officers
ENRICO BONDI (*)
CARLO BUORA

Directors
LORENZO CAPRIO
GIORGIO CIRLA
PIER LUIGI FABRIZI
CESARE GERONZI
GIANNI MION
PIETRO MODIANO
GIAMPIETRO NATTINO
ALBERTO PIRELLI
CARLO ALESSANDRO PURI NEGRI
DARIO TREVISAN
ALBERTO VARISCO

Secretary to the Board
PIERA ROSIELLO

Board of Statutory Auditors

Chairman
ANGELO FORNASARI

Standing Auditors
VITTORIO BENNANI
FRANCO CARAMANTI

Alternate Auditors
SERGIO LODI
MASSIMO NUTI

Chief Operating Officer
CORRADO ARIAUDO

Independent Auditors
Reconta Ernst & Young S.p.A.

(*) Mr. Bondi resigned on 5 September 2002; during the Board of Directors' meeting held on the same day Mr. Gian Carlo Rocco di Torrepadula was coopted as director

Olivetti Group – Financial Highlights

(in millions of euros)	1st half 2002	1st half 2001 (*)	1st half 2001	Year 2001
Total net revenues	15,543	15,334	16,189	32,016
Result before interest and taxes (EBIT) and non recurring income and charges	2,993	2,688	2,858	5,338
EBIT	3,202	2,854	3,008	1,983
Net result for the period	(511)	(1,087)	(1,087)	(3,090)
Net result for the period before amortisation of goodwill on Telecom Italia acquisitions	135	(438)	(438)	(1,791)

	30.6.2002	30.6.2001 (*)	30.6.2001	31.12.2001
Shareholders' equity:				
- Total	23,296	27,998	28,912	26,353
- Group	11,927	13,242	13,242	12,729
Net financial indebtedness	37,094	39,796	41,911	38,362
Employees (in units)	114,065	119,490	126,869	116,020

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

Report on Operations

THE OLIVETTI GROUP IN THE FIRST HALF OF 2002

During the first six months of 2002, the Olivetti Group continued its strategy to expand its business operations and commercial policies in order to strengthen its leadership position in the Information & Communication Technology sector. It also transacted a large number of operations as part of its plans to rationalise and re-focus its organisational structure and strengthen the Group's equity and financial position.

On the business front, despite difficult conditions on the international marketplace and an aggressive competitive arena, the Group achieved the budget targets it had presented to the financial community. In the Telecom Italia Group, significant results were reported by the Domestic Wireline Business Unit and the Mobile Business Unit (TIM Group). Despite a slight decrease in revenues, the wireline division reported an improvement in operating margins, thanks in particular to action to contain costs. The offer was sustained by a broad range of initiatives designed to promote growth in the most innovative business sectors (ADSL and web services) and boost customer retention in the traditional wireline and business telephony fields. Good revenue growth was achieved in the mobile division in the first half, where TIM confirmed its position as the leading player on the Italian market.
The Internet e Media Business Unit, comprising the Seat Pagine Gialle Group, reported revenue and earnings growth, while the International Operations Business Unit, which operates in the wireline and wireline-mobile business mainly in Europe and South America, reported revenue growth and a reduction in the first-half operating loss compared to the first-half result for 2001.

These positive results are the outcome of a vigilant industrial policy geared to efficiency and cost containment, in part through action to right-size the workforce. The measures taken to contain costs were in line with the company's growth plans, which provide for recruitment of approximately 3000 new employees over three years and major staff training and skills re-training programmes in order to ensure the requisite professional mix, as well as capital expenditure of approximately 16 billion euros in technological innovation and maintenance of the wireline and mobile network.

As far as the Olivetti Group's other business operations are concerned, the general re-organisation continued during the first half, with the sale of the equity investments in Lottomatica and the Webegg Group, and Progetto Tiglio (Project Lime) was launched to enhance the value of the Olivetti Telecom Group's real-estate assets. At the same time, the guidelines of the Olivetti Tecnost industrial recovery plan were drawn up.

During the first half, in accordance with the goals of the 2002-2004 industrial plan, the strategy to strengthen the Group's equity and financial structure and re-focus its operations on the core businesses was supported by the sale of a number of equity investments, some of which had already begun in 2001. In January the sale of 33.9% of Lottomatica S.p.A. was completed, through the uptake by Olivetti S.p.A., Olivetti International S.A. and Finsiel S.p.A., in relation to their respective stakes, of the public tender offer made by the De Agostini Group; the operation raised aggregate proceeds of 391 million euros. Also at the beginning of the year, TIM announced the sale of its investments in Bouygues Décaux Télécom (19.61%) and Autel (a wholly owned holding which owns 25% of the Mobilkom Austria Group), raising aggregate proceeds of approximately 1,500 million euros. In June, in a move designed to improve the efficiency of the Group's IT operations, Telecom Italia purchased the 50% of Webegg S.p.A. held by Olivetti; Webegg is active in the web consulting field and the remainder of its capital is already held by Telecom Italia and Finsiel.

Sales of non-core equity investments also continued in the third quarter, with the sale in July of AUNA to Endesa, Union Fenosa and Banco Santander Central Hispano; the stock transfer (26.89%) closed in August, raising net proceeds of 1,805 million euros (in addition to 193 million euros of refunds for the capital increases effected by Telecom Italia since January 2002); also in July, Finsiel S.p.A. sold 100% of the capital of SOGEI to Italy's Ministry for the Economy and Finance. In August, the following equity investments were sold: in Telemaco Immobiliare S.p.A. to Mirtus (a subsidiary company of Whitehall, a US fund), raising proceeds of 178 million euros; in Telespazio S.p.A. to Finmeccanica (this sale is subject to the approval of the Market and Competition Authority); in 9Télécom to the Louis Dreyfus Communication Networks Group (this operation also provides for the simultaneous purchase of 7% of the French group, through a specific capital increase).
Also in August, Olivetti Tecnost signed an agreement with SMT Vertronic for the sale of a number of industrial assets held by its subsidiary Olivetti Tecnost de Mexico.
In addition to these sales of non-core equity investments, at the beginning of August the Group announced the purchase of 100% of the share capital of Blu S.p.A. (Italy's fourth GSM operator). The purchase will follow the transfer of Blu's assets to other Italian telecommunications operators, as part of a single, indivisible operation.

Also with the aim of strengthening the Group equity structure, a series of debt-refinancing operations were transacted, mainly by Olivetti S.p.A. and its financial subsidiaries.
Key operations included, in March, the issue by Olivetti Finance N.V. of a 500 million euros bond maturing in March 2005 (extendible to 2012); in April, a multi-tranche bond issued by Olivetti Finance N.V., for an aggregate amount of 1.5 billion euros, divided into two tranches, for 5 and 10 years, and, subsequently, a 20 billion yen bond maturing in 2032 (approximately 170 million euros). The first half also saw placement of a 600 million euros bond maturing in 2006.
All of the above bonds are part of the "Euro Medium-Term Notes" (EMTN) programme, which was launched in July 1999. In particular, the Boards of Directors of Olivetti S.p.A. and its financial subsidiaries Olivetti Finance N.V. and Olivetti International Finance N.V. approved a review of the programme, including the increase of the overall ceiling from 10 billion to 15 billion euros.
As already noted, the new bonds are intended to meet the need to improve the debt-maturity profile, which is now substantially represented by bonds maturing after 12 months. The significant activity of the first half was linked, in particular, to the decision to call in all outstanding notes, for an aggregate amount of approximately 5.15 billion euros, of the "Olivetti Finance N.V. 1999-2004 floating rate" bond in June 2002, ahead of the original maturity date in June 2004. Olivetti repaid the bonds with available funds, raised, to a minor extent, by the issues effected in the first half, as listed above, and predominantly by the proceeds of the share-capital increases and simultaneous convertible bond issues effected during 2001. The loan redemption was a major step in the re-financing process illustrated above.

As part of the strategy described above, the re-financing process continued into the second half of 2002, specifically with the announcement of the issue by Olivetti Finance N.V. of three additional euro bonds. The first operation, to be placed in September, is a zero-coupon bond for approximately 385 million euros exchangeable for Telecom Italia ordinary shares, maturing in March 2004 (the loan property will be exchanged for 41,400,000 Telecom Italia ordinary shares, equivalent to approximately 0.79% of share capital); at the beginning of August, two bonds were issued for private placement, for 200 and 250 million euros, maturing in February 2005 and August 2032.
Significant first-half operations at Telecom Italia included the issue in February of a 2.5 billion euros dual-tranche bond maturing in 2007 and 2012. The issue is part of the "Global Note Programme" set up to restructure Group debt; the overall value of the programme was raised to 12 billion euros by a resolution of the Board of Directors on 18 December 2001.

In the first half of 2002 the Olivetti Group reported consolidated revenues of 15,543 million euros, of which 14,989 million euros at the Telecom Italia Group, with an increase (excluding the Nortel Inversora Group from the consolidation area in the first half of 2001) of 1.4% from the first half of 2001. Excluding the negative exchange-rate effect, growth was 3.3%.
EBIT before non recurring income and charges amounted to 2,993 million euros, a return on revenues of 19.3% (17.5% in the first half of 2001). The Group posted a first-half net loss of 511 million euros (earnings of 135 million euros before amortisation of goodwill on the purchase of Telecom Italia).
Consolidated net financial debt as at 30 June 2002 amounted to 37,094 million euros, a reduction of 1,268 million euros from 31 December 2001.

GROUP ACTIVITIES

The Olivetti Group operates in the telecommunications sector through the companies of the Telecom Italia Group, which accounts for more than 96% of total consolidated revenues.
The Telecom Italia Group is a major international player on the Information & Communication Technology market. Its companies are leaders in wireline, mobile and satellite communications, the Internet and media, information technology and research, and provide integrated and innovative services in Italy and abroad. On the domestic market, Telecom Italia is both the technology and the market leader in the fastest growing sectors (mobile, broadband, data transmission). The geographical focus of the Group's international operations is South America and Europe. In the first half of 2002, through directly owned subsidiaries, Olivetti was also active in other industries, such as office products, IT services and Internet appliances (Olivetti Tecnost Group), property and facility management services (Olivetti Multiservices) and Internet services (Webegg Group).

The following table sets out key financial and equity data by business sector, for the first half of 2002.

(in millions of euros)	OLIVETTI S.p.A.	FINANCE COMPANIES	TELECOM ITALIA GROUP	OLIVETTI TECNOST GROUP	OLIVETTI MULTI-SERVICES	WEBEGG GROUP (*)	CONSOL. ADJUST.	TOTAL GROUP
Total net revenues			14,989	486	66	45	(43)	15,543
Result before interest and taxes (EBIT) and non recurring income and charges	(711)	(4)	3,680	14	11	3		2,993
EBIT	(607)	(4)	3,784	(15)	11	3	30	3,202
Net result for consolidation purposes	(712)	(105)	304	(34)	5	0	31	(511)
Net result for consolidation purposes before amortisation of goodwill on Telecom Italia acquisitions	(66)							135
Shareholders' equity:								
- total	16,096	284	15,576	123	177	-	(8,960)	23,296
- Group	16,096	284	4,180	121	177	-	(8,931)	11,927
Net financial indebtedness at 30 June 2002	15,662	168	21,100	91	73	-		37,094
Employees at 30 June 2002	77	8	108,642	4,971	367	-		114,065

(*) The stake (50%) held directly by Olivetti S.p.A was tranferred to I.T. Telecom S.p.A. at the end of June 2002 and consequently the balance sheet figures are consolidated at Telecom Italia Group level.

The Telecom Italia Group

During the first half of 2002 Telecom Italia operated through a structure of Business Units, whose operations are described below.

Domestic Wireline (DW)

The Domestic Wireline Business Unit operates nationwide and is the established market leader in wireline voice and data services and call centres, both for end users (retail) and other operators (wholesale). Internationally, Domestic Wireline develops fibre optic networks for wholesale customers, mainly in Europe and South America. During the first half, it improved its profit margins, introduced innovative products/services and further improved customer care. It paid special attention to cost and investment efficiency.

The structure of the DW Business Unit is set out below:

Telecom Italia DW	Domestic Subsidiaries	International Subsidiaries
Wireline telecommunications services:	Atesia S.p.A.	Latin American Nautilus Group
. Traffic and Access	Path.net S.p.A.	Mediterranean Nautilus Group
. Data Business	TMI Group	Med-1 Group
. Domestic Wholesale		Pan European Backbone
. International Wholesale		
. Public Telephones		

The table below compares the main results for the first half of 2002 with those of the first half of 2001 and full-year 2001, which have been restated at constant size:

(in millions of euros)	1st half 2002 (a)	1st half 2001 (b) (1)	Year 2001	Changes (a-b) amounts	Changes (a-b) %
Revenues from sales and services	8,400	8,482	17,159	(82)	(1.0)
Gross operating margin	3,905	3,780	7,749	125	3.3
% on Revenues	*46.5%*	*44.6%*	*45.2%*		
Operating result	2,407	2,199	4,362	208	9.5
% on Revenues	*28.7%*	*25.9%*	*25.4%*		
Capital investments:					
. Capital expenditure	998	1,353	2,798	(355)	(26.2)
. Goodwill	-	-	-		
Personnel at period end (2) (employees)	56,633	60,942	57,831	(1,198)	(2.1)

(1) Amounts restated excluding Saritel S.p.A joined in the Group Information Technology Business Unit from 1 January 2002

(2) The change of employees is calculated with respect of the end of the year 2001 figures.

The unit's business results are almost entirely attributable to the Telecom Italia DW function.
The reduction in *Revenues* arose mainly from the traffic business (down 294 million euros from the year-earlier first half) and from slowdowns in other items (sales and other revenues), which were offset only in part by the rise in the standing charge (up 315 million euros).

The trend towards a reduction in the average traffic yield which emerged in the first quarter of 2002 continued; this is due to changes in competitive conditions and the introduction of a discount policy to boost customer loyalty. The impact of this trend was offset in part by the rise in minutes (up 5.8%) as a result of the strong increase in traffic carried on behalf of other operators and in on-line traffic.

The *gross operating margin* showed a significant increase (up 3.3%), which was amply confirmed by the *operating result* (up 9.5%), thanks to the actions taken as from 2001 to contain costs and improve the efficiency of invested capital.

Capital expenditure decreased by 26.2% from the first half of 2001, due to careful selection aimed at ensuring a combination of efficiency and technological growth.

The *personnel* decreased by 1,198 heads from 2001 as part of plans to optimise resources.

The main operating figures for the first half of 2002, compared to those for the first half of 2001, are set out below:

Operational figures	1st half 2002	1st half 2001
Connections to wireline network (in thousands)	27,326	27,301
- of which ISDN	5,662	5,133
Annual increase in minutes of traffic on wireline network (%)	5.8	28.2
- domestic traffic	5.3	29.1
- international traffic	18.9	9.5

New business offers were launched in the *Voice* sector in the first half of 2002; in the *Residential Voice* sector, these included:

- "Ricomincio da te", which combines free telephone time with adjustments to the monthly standing charge;
- "Teleconomy Forfait", which offers national telephone calls (local and long-distance) with no time limits for a fixed monthly charge (5,800 connections at 30.6.2002);
- "Teleconomy Zero", which offers telephone calls throughout Italy (local and long-distance) at a fixed charge per call (irrespective of the length of the call) with a monthly standing charge (572,000 connections at 30.6.2002).

The new offers in the *Business Voice* sector are:

- "Offerta Corporate", which offers 3 different price lists, depending on the customer's level of spending;
- "Offerta Business", which offers 6 different price lists, depending on the customer's level of spending, with spending in 6 instalments;
- "Teleconomy Zero Business", which offers telephone calls throughout Italy (local and long-distance) at a fixed charge per call (irrespective of the length of the call) with a monthly standing charge (31,000 connections at 30.6.2002).

Regarding installations of Public Telephones, 93,473 ISDN terminals had been installed by 30 June 2002 (up 58.4% from 30 June 2001).

In the *Data Services* sector, the main innovations in the offer in the first six months of 2002 concerned the corporate data network segment and Internet access, with new offers for Businesses and for Residential Customers.

New services include:

- ADSL Alice: an ADSL offer (with different pricing levels) for high-speed Internet access, leaving the telephone line free (approximately 278,000 connections);
- ADSL Smart: an ADSL solution for small/medium businesses (approximately 22,000 connections);
- Hyperway: an offer with enhanced facilities and pricing profiles for integrated data and voice communication between customer sites, using the IP protocol (7,067 connections at 30.6.2002, of which 5,776 on broadband);
- Lambda: a data transmission service using fibre optics;
- Full Business Security: a turnkey solution with enhanced facilities, to prevent unauthorised access to business networks, applications and IT systems;
- Web Services: hosting and on-line application services, providing a broader range of streaming services and advanced messaging services;
- Wireless Lan: wireless high-speed Internet access.

In the *Domestic Wholesale* business, during the first six months of 2002 the sales offer was expanded with a Local Loop-ULL Unbundling service (with more than 45,000 customers connected to other telecommunications operators' networks) and a Shared Access service, which gives licensed or authorised operators access to the high frequency band using a copper pair on the Telecom Italia network.

In the *International Wholesale* business, the first six months witnessed strong growth in international traffic managed by Telecom Italia, improved efficiency and cost rationalisation.

As far as the *Domestic Network* is concerned, infrastructures and management systems were enhanced during the first half, with a particular focus on the broadband service infrastructure, as part of the "Network Development" project, which aims to implement all possible synergies among the different units. The ADSL network was extended with an additional 130 switches (extending ADSL service coverage to more than 70% of the "Internet" population), a new technology (SHDSL) was developed to provide services up to 2 Mbit/s on a single copper pair and work continued on the network for services using Gigabit Ethernet technology (Ethernity and Hyperway MPLS services over GBE). Eight new SDHi loops were set up linking regional and international networks and the domestic transmission backbone, and 18 links were implemented up on the Optical Transport Network with DWDM systems between Palermo and Milan transporting up to 40 optical channels at 10 Gbit/s per link.
For the T-Bone project, work began on the Rome-Palermo link (western backbone), the Milan-Venice-Bologna link (north-eastern backbone) and the Bologna-Canosa link (Adriatic backbone) for an overall total of 2,400 km.
The unit also began migrating long-distance domestic telephone traffic from a circuit-based backbone to an innovative packet-based backbone (the migration process will take two years), developed wireless LAN solutions for private broadband services for residential and business customers, and completed the development and introduction of the WFM (Work Force Management) system, for optimised automatic work communications with all Work Centre engineers.

Regarding the *International Network*, service activation continued on the new infrastructures set up in 2001 in geographical areas where demand for capacity is rising strongly, which play a strategically

important role due to the presence of subsidiary and associated companies. On the Pan European Backbone, which connects nine countries (Austria, Belgium, France, Germany, Italy, Netherlands, Spain, Switzerland and Great Britain) via a high-speed fibre optic loop structure to guarantee protection of traffic in the event of a fault in one link, cross-border services were activated for wholesale customers, such as Managed Bandwidth, IP connectivity, international Voice (transportation and delivery of international telephone traffic, using ATM and other technology) and GRX (GPRS Roaming eXchange for connection of GPRS mobile operators over IP).
Furthermore, the final configuration of the network of the Latin America Nautilus company was activated. This network is a loop linking eight nodes in South America (including Rio de Janeiro, São Paulo, Buenos Aires and Santiago) with the Miami node.
Work was completed on the loop linking Catania, Chania (Crete), Haifa (Israel), Tel Aviv (Israel), which is part of the submarine optical network (Mediterranean Nautilus) linking Italy, Greece, Turkey Israel and Egypt.

Approximately 2% of the total revenues of the Domestic Wireline Business Unit is attributable to the Italian subsidiaries (Atesia, Path.net and the TMI Group) and the international subsidiaries (Latin American Nautilus Group, Mediterranean Nautilus Group, Med-1 Group and Pan European Backbone).

Mobile

The Mobile Business Unit (TIM Group) is active in the domestic and international mobile telecommunications business. Its international operations focus on South America and the Mediterranean Basin.

During the first half of 2002, the Mobile Business Unit operated with the following structure:

Domestic Subsidiaries	International Subsidiaries	International Associated Companies
TIM S.p.A.	TIM International - Stet Hellas Group (Greece) - Tele Nordeste Celular Participaçoes Group (Brazil) - Tele Celular Sul Participaçoes Group (Brazil) - TIM Maxitel Group (Brazil) - TIM Peru S.A.C. - Corporacion Digitel C.A. (Venezuela) - TIM Celular Centro Sul (Brazil) - Portale Rio Norte (Brazil) - Portale Sao Paulo (Brazil) - TIM Net.com (Brazil)	IS TIM T.H.A.S. (Turkey)

The following investments were sold during the first half of 2002:

- Bouygues Décaux Télécom (an associated company in which the Group held 19.61%), parent company of France's Bouygues Télécom;
- Autel (a wholly owned holding) which holds the 25% equity investment in the Mobilkom Austria Group.

The sold companies were included in consolidation with the equity method.

The table below compares the main results for the first half of 2002 with those of the first half of 2001 and full-year 2001:

(in millions of euros)	1st half 2002 (a)	1st half 2001 (b)	Year 2001	Changes (a-b) amounts	Changes (a-b) %
Revenues from sales and services	5,185	4,930	10,250	255	5.2
Gross operating margin	2,488	2,376	4,760	112	4.7
% on Revenues	*48.0%*	*48.2%*	*46.4%*		
Operating result	1,684	1,617	3,136	67	4.1
% on Revenues	*32.5%*	*32.8%*	*30.6%*		
Capital investments:					
. Capital expenditure	583	1,782	3,151	(1,199)	(67.3)
. Goodwill	-	9	31	(9)	
Personnel at period end (employees) (1)	17,137	16,033	16,721	416	2.5

(1) The change of employees is calculated with respect of the end of the year 2001 figures.

Revenue growth was driven mainly by positive performances at TIM S.p.A., Stet Hellas, TIM Peru and TIM Maxitel. The growth in revenues compared to the first half of 2001 is net of the negative effect (179 million euros) of the devaluation of the Venezuelan bolivar and the Brazilian real.

The return on revenues of the gross operating margin was slightly lower than that of the year-earlier first half, partly in connection with the start-up of the Brazilian companies.

The return on revenues of the operating result was also slightly lower than in the year-earlier first half, even though TIM Maxitel and Digitel reported a positive operating result; the strong performances of these companies and satisfactory profitability at TIM, Stet Hellas, Tele Norteste Celular and Tele Celular Sul were offset by operating losses at the start-up companies.

Capital expenditure totalled 583 million euros, a decrease from the first half of 2001, which featured significant outlay for the purchase of PCS licences in Brazil and the start-up and development of the overseas investee companies.

TIM S.p.A. reported revenue growth of 4.5%. Specifically, although traffic revenues were stable (despite a high increase in traffic volumes in terms of minutes), aggregate revenues grew, mainly as a result of increased equipment purchases by dealers (in preparation for the summer sales campaigns to launch the MMS services) and the increase in the standing charge, activation charges, recharges and revenues from value-added services.

The gross operating margin grew slightly more than revenues, given a stable ratio of service costs and a slight decrease in the ratio of labour costs (achieved mainly through measures to contain the growth of the workforce).

During the first half of the year, TIM confirmed its position as market leader, with a market share of 46.2%.

The main operating figures for the first half of 2002, compared to those for the first half of 2001, are set out below:

	30 June 2002	30 June 2001
TIM lines in Italy (in thousands)	24,207	22,649
Call traffic (in millions of minutes)	17,842	16,311
Coverage for GSM in Italy (% of population)	99.8	99.7
Coverage for E-TACS in Italy (% of population)	98.0	98.1

In the first half of 2002, TIM developed innovative services to boost customer retention and loyalty and encourage use of mobile phones. Initiatives include TIM 4888 PayForMe (launched in January 2002 for all customers, the service allows the customer to charge the call to another TIM subscriber or pre-pay user or any Telecom Italia wireline user) and MMS (launched on 24 June, this service automatically allows all TIM customers with a compatible cellphone to be enabled free of charge for transmission of multimedia messages containing text, images, audio and/or video).

With regard to overseas operations:

- the Stet Hellas Group, which manages the GSM service in Greece, reported significant improvements in revenues (up 21.1%, mainly from outgoing traffic and SMS), gross operating margin (up 28.2%) and operating result (up 26.2%);
- the Tele Nordeste Celular Participaçoes Group (which manages mobile network services in north-eastern Brazil) focused on the launch of customer loyalty and retention programmes and further re-organisation of its sales outlets, where it continued its policy of restrictions on customer credit facilities in order to reduce costs. It also implemented a full investment review, while aiming for optimal service efficiency;
- the Tele Celular Sul Participaçoes Group (which manages mobile network services in southern Brazil) focused on the re-positioning of its sales offer for Corporate customers, the launch of new offers for subscribers, the development of diversified sales channels and the growth of revenues from SMS and value-added service provided through TIMNet;
- the TIM Maxitel Group (which manages mobile telephone services in the Bahia and Sergipe areas of Brazil) focused on customer acquisition, intensified its loyalty and retention programmes for high-profile customers, introduced offers to encourage subscribers to move to new plans and changed its brand to TIM Maxitel.

Internet and Media

The Internet and Media Business Unit covers the entire value chain in the media sector, with operations in directories, telephone publishing and television, and is the Italian leader in marketing office products and services. Seat Pagine Gialle promotes a full range of Internet services for residential customers and small/medium businesses: access, portals and web services.

The Business Unit comprises the Seat Pagine Gialle Group, which includes Seat Pagine Gialle S.p.A. – Directories Division and the subsidiaries TDL Infomedia Group (Directories), Telegate Group and Seat Pagine Gialle S.p.A. – PPG (Directories Assistance), Seat PG – Tin.it and Matrix (Internet), Buffetti Group and CIPI (Office Products and Services), Consodata Group, Pan-Adress and Net Creations (Business Information), Holding Media e Comunicazione Group (TV and other).

The table below compares the main results for the first half of 2002 with those of the first half of 2001 and full-year 2001:

(in millions of euros)	1st half 2002 (a)	1st half 2001 (b)	Year 2001	Changes (a-b) amounts	Changes (a-b) %
Revenues from sales and services	871	825	1,957	46	5.5
Gross operating margin	209	143	444	66	46.2
% on Revenues	*24.0%*	*17.4%*	*22.7%*		
Operating result	19	(42)	31	61	
% on Revenues	*2.2%*	*(5.1%)*	*1.6%*		
Capital investments:					
. Capital expenditure	30	79	175	(49)	(62.0)
. Goodwill	7	134	203	(127)	(94.8)
Personnel at period end (employees) (1)	8,300	8,992	9,264	(964)	(10.4)

(1) The change of employees is calculated with respect of the end of the year 2001 figures.

Consolidated *revenues* for the first half of 2002 rose by 5.5% from those of the year-earlier period (up 2.6% at constant size).
The group's *gross operating margin* made a significant improvement, thanks above all to growth in the Directories and Internet areas, and produced a positive *operating result*.

International Operations

In view of the Group's new strategic positioning on the international marketplace, in May 2002 the International Operations (IOP) Business Unit was dismantled: its operations were transferred to the Domestic Wireline Business Unit and the Central Overseas Companies Function; all the companies in the South American Area report to Latin American Operations (LAO).

Most of the companies in the International Operations Business Unit were subsidiaries of the Telecom Italia International holding (the new name of Stet International Netherland since 15 May 2002).

International Operations

TI International		TI Web
Subsidiary companies	***Associated companies***	***Associated companies***
9Télécom Réseau Group (France) (*)	Auna Group (Spain) (*)	GLB Serviços Interativos
BB Ned Group (Netherlands)	Telekom Austria Group	(Globo.com) (Brazil)
Intelcom S. Marino	Telekom Srbija	
Entel Chile Group	Telecom Argentina Group	
Entel Bolivia Group	Brasil Telecom Participaçoes Group	
	Etec S.A. (Cuba)	
	Golden Lines Ltd (Israel)	

(*) sold in August 2002

Key operations in the first six months of 2002 were as follows:

- the Telecom Italia Group reached an agreement with ÖIAG, the main shareholder of Telekom Austria, for the gradual, co-ordinated sale of the Telecom Italia Group equity investment in Telekom Austria, as from the second half of 2002;
- Telecom Italia International raised its equity investment in 9Télécom S.A. to 99.96% as the result of the purchase of 1,003,386 shares from the Lobelie company. Furthermore, on 21 June 2002,

Telecom Italia International signed an agreement with the Louis Dreyfus Communications Group (LDCom) for the sale of its equity investment in 9Télécom.

The following changes took place in the consolidation area compared to the first half of 2001: the exclusion of the Nortel Inversora - Telecom Argentina Group, which was already consolidated with the equity method as at 31 December 2001, and the liquidation of Telecom Italia Gmbh and Telecom Italia de España.

The table below compares the main results for the first half of 2002 with those of the first half of 2001 and full-year 2001:

	1st half 2002	1st half 2001	Year 2001	Changes (a-b)	
(in millions of euros)	**(a)**	**(b) (*)**		**amounts**	**%**
Revenues from sales and services	947	934	1,879	13	1.4
Gross operating margin	192	186	347	6	3.2
% on Revenues	*20.3%*	*19.9%*	*18.5%*		
Operating Result	(69)	(122)	(268)	53	43.4
% on Revenues					
Capital investments:					
. Capital expenditure	154	276	517	(122)	(44.2)
. Goodwill	-	773	773	(773)	
Personnel at period end (employees) (1)	7,131	7,437	7,307	(176)	(2.4)

(*) *Amounts restated by consolidating the Nortel Inversora Group (Telecom Argentina) with the equity method instead of the proportional method.*

(1) The change of employees is calculated with respect of the end of the year 2001 figures

Revenues in the first half of 2002 totalled 947 million euros, an increase of 1.4% from the year-earlier first half, largely as a result of higher revenues at the Entel Chile Group and the 9Télécom Group.

The *operating result* made a significant improvement from the year-earlier period, due to lower goodwill amortisation charges for the subsidiaries following the writedowns as at 31 December 2001.

Capital expenditure decreased compared to the first half of 2001, largely as a result of lower spending by the 9Télécom, Entel Chile and Entel Bolivia groups.

During the first half, the Internet access operations of the Magéos Explorer company were transferred to the 9Télécom Réseau Group (active in wireline telephony, voice, data and Internet services and traditional hosting services in France); Magéos Explorer is focusing on Internet value-added services.

In Latin America, the Entel Chile Group is active in wireline and mobile telephony, data transmission and Internet access services in Chile; in the first half, it reported a 14.8% improvement in revenues and a 24% improvement in operating income, stated in local currency.
During the first half, operations were launched in Peru and Venezuela (with the introduction of commercial offers for national long-distance and international services) and the technical infrastructure for high-speed Internet access using the WLL technology was implemented.

The Entel Bolivia Group provides wireline and mobile telephony services, Internet and data transmission services, telex and telegraphy services. During the first half, despite market deregulation and the introduction of carrier selection, the group maintained high market shares in its long-distance core business: 90% on National Long Distance (LDN) and 78% on outgoing International Long Distance

(LDI/U). It also consolidated the growth of its mobile communications customer portfolio, especially for prepaid services, in part through migration from TDMA to GSM technology.

Market Information Technology

The Market Information Technology Business Unit was formed in early 2002 as a result of the re-organisation by type of customer of the operations of the Information Technology Services Business Unit.
The Business Unit is responsible for information technology operations on the open market, with a particular focus on Central and Local Government engaged in decentralisation and e-government projects, banks and business. Its offer covers the entire IT services value chain.

The Business Unit operates through the companies in the Finsiel Group: Finsiel S.p.A., Sogei S.p.A., Tele Sistemi Ferroviari S.p.A., Insiel S.p.A., Banksiel S.p.A., Aspasiel S.p.A., EIS S.p.A..

In April 2002 a new organisation was introduced, based on the key markets of the Market IT Business Unit. The new organisation is illustrated below:


Central e-Government
Local e-Government
Corporate
Finance

In February 2002, the equity investment in the associated company Lottomatica S.p.A. was sold through uptake of the public tender offer made by Tyche S.p.A. (De Agostini Group). In June 2002, Finsiel sold its equity investments in Netikos S.p.A., Telesoft S.p.A. and Netsiel S.p.A. to IT Telecom S.p.A.

The table below compares the main results for the first half of 2002 with those of the first half of 2001 and full-year 2001, which have been restated to permit comparison:

	1st half 2002	1st half 2001	Year 2001	Changes (a-b)	
(in millions of euros)	(a)	(b)		amounts	%
Revenues from sales and services	553	573	1,198	(20)	(3.5)
Gross operating margin	58	76	166	(18)	(23.7)
% on Revenues	*10.5%*	*13.3%*	*13,9%*		
Operating result	43	61	123	(18)	(29.5)
% on Revenues	*7.8%*	*10.6%*	*10.3%*		
Capital investments:					
. Capital expenditure	14	15	30	(1)	(6.7)
. Goodwill	-	1	1	(1)	
Personnel at period end (employees) (1)	6,315	6,682	6,441	(126)	(2.0)

(1) The change of employees is calculated with respect of the end of the year 2001 figures.

Revenues from sales and services decreased by 20 million euros from the year-earlier period, largely as a result of lower revenues at Finsiel, Consiel and Tele Sistemi Ferroviari due to the sale of business units, lower sales volumes and a general decrease in fees.

Gross operating margin and *operating result* decreased due to the price reductions on a number of contracts renewed during the year, which were offset only in part by reductions in contract costs and measures to improve efficiency.

A number of major orders were received in the first six months, particularly in the Public Authorities sector.

Group Information Technology

The Group Information Technology Business Unit was formed in early 2002 as a result of the re-organisation by type of customer of the operations of the Information Technology Services Business Unit. It also includes the operations previously conducted by the TILAB Business Unit.
The Business Unit is responsible for technological innovation and IT services for the Telecom Italia Group, where its goals are higher efficiency, quality improvement and innovation.

The Group IT Business Unit operates through IT Telecom S.p.A. and its subsidiaries (Telesoft Group, Netikos Group, Netsiel Group, Sodalia Group, Saritel S.p.A., Webegg Group) and through the TI LAB Group.

In February 2002 the unit's operating structure was re-organised to enable it to achieve its targets over a shorter period of time.

The main operations in the first half of 2002 were as follows:
- the transfer by Telecom Italia S.p.A. to IT Telecom S.p.A. of equity investments held in Netsiel S.p.A. (68.65%), Saritel S.p.A. (100%), Sodalia S.p.A. (100%) and Telesoft S.p.A. (60%);
- the acquisition by IT Telecom S.p.A. of the equity investments held by Finsiel S.p.A. in Netikos S.p.A. (75%), Netsiel S.p.A. (31.35%) and Telesoft S.p.A. (40%);
- the acquisition by IT Telecom S.p.A. of the 50% equity investment in Webegg S.p.A. held by Olivetti S.p.A.

The table below compares the main results for the first half of 2002 with those of the first half of 2001 and full-year 2001:

(in millions of euros)	1st half 2002 (a)	1st half 2001 (b)	Year 2001	Changes (a-b) amounts	Changes (a-b) %
Revenues from sales and services	495	451	1,198	44	9.8
Gross operating margin	50	79	188	(29)	(36.7)
% on Revenues	*10.1%*	*17.5%*	*15.7%*		
Operating result	(16)	6	22	(22)	
% on Revenues		*1.3%*	*1.8%*		
Capital investments:					
. Capital expenditure	49	71	162	(22)	(31.0)
. Goodwill	28	-	6	28	
Personnel at period end (employees) (1)	7,523	6,968	6,844	679	9.9

(1) The change of employees is calculated with respect of the end of the year 2001 figures.

The decrease in *profit margins* compared to the year-earlier period reflects the fee review with the Domestic Wireline Business Unit, which was offset only in part by a decrease in use of external services as a result of action begun at the start of the year to improve efficiency.

The increase of *personnel* reflects the inclusion of the Webegg group (719 heads) in the consolidation area as at 30 June 2002.

In the first half, management focused on initiatives to promote innovation, development and optimised management of Information Technology in the Telecom Italia Group, as well as measures to improve organisation, governance processes, technology and competencies.
On 31 July 2002 Teco Soft España was sold (a wholly owned subsidiary of Telesoft S.p.A.).

Telespazio

The Telespazio Business Unit (Telespazio group and the Telecom Italia "Satellite Telecommunications" unit) develops satellite systems for voice and data communications, radio and television broadcasting and earth observation; in August 2002 Telecom Italia reached an agreement with Finmeccanica for the sale of Telespazio.

(in millions of euros)	1st half 2002 (a)	1st half 2001 (b)	Year 2001	Changes (a-b) amounts	Changes (a-b) %
Revenues from sales and services	143	140	648	3	2.1
Gross operating margin	7	16	159	(9)	(56.3)
% on Revenues	*4.9%*	*11.4%*	*24.5%*		
Operating result	(5)	5	60	(10)	
% on Revenues		*3.6%*	*9.3%*		
Capital investments:					
. Capital expenditure	7	11	29	(4)	(36.4)
. Goodwill	-	-	-		
Personnel at period end (employees) (1)	1,188	1,173	1,196	(8)	(0.7)

(1) The change of employees is calculated with respect of the end of the year 2001 figures

Other activities

The Telecom Italia Group's "Other activities" comprise the "Real Estate and General Services" function and the associated company Stream.

The "Real Estate and General Services" function provides optimised management of the Group's property portfolio (Asset, Property and Agency Management), plans and executes property projects and provides Project and Facility Management services.
The Real Estate and General Services offer is intended mainly for the other Group Functions/Business Units. Its current organisational structure was introduced in March 2002 and was fully operational by 30 June.

In addition to the internal units of Telecom Italia S.p.A., the Real Estate and General Services function comprises a number of companies in this specific business field: four subsidiaries (Emsa, Emsa Servizi, Telimm and Immsi) and three associated companies (IM.SER., Telemaco Immobiliare and Telegono).

During the first half, the Pirelli, Olivetti-Telecom and Morgan Stanley groups signed a framework agreement for the integration of their respective real estate assets and also of the units that provide property management services, in order to enhance the value of such assets and operations (Progetto Tiglio).

The project consists of a series of operations to transfer the assets in question to two newly formed vehicles, and subsequently to a real estate fund.
Under the agreement, the Olivetti - Telecom Italia Group is to contribute buildings, land and activities for approximately 1,580 million euros. Telecom Italia's planned contribution is worth approximately 1,300 million euros, with a gross gain estimated at approximately 170 million euros and net liquidity for an estimated 600 million euros (650 million euros including the Seat Pagine Gialle Group) on completion of the project, which is to be implemented in a series of stages in and after 2002. These estimates base the value of the fund units on the transfer values.
The operations completed to date by the Telecom Italia Group are as follows:

- the stipulation on 6 June 2002 of a framework agreement between Telecom Italia and Beni Stabili, which regulates conditions and undertakings for the partial and non-proportional split-up of IM.SER. S.p.A. (the company to which Telecom Italia transferred its "Grandi Immobili" unit in 2000, of which it subsequently sold a majority shareholding), which is owned 60% by Beni Stabili and 40% by Telecom Italia, to the respective beneficiaries IM.SER. 60 s.r.l. and Emsa S.p.A. The purpose of this operation, which is subject to the successful outcome of a securitisation operation on IM.SER. 60 debt, is to divide up IM.SER.'s real estate portfolio and other assets and liabilities between Telecom Italia and Beni Stabili, in proportion to these companies' stakes in IM.SER. On 18 July 2002, the Emsa extraordinary Shareholders' Meeting approved the split-up project and the transformation of Emsa into a limited liability company; this transformation took effect on 7 August 2002;
- on 28 June 2002, the conditional sale to Emsa of real estate owned by Seat Pagine Gialle and the Buffetti Group;
- on 30 June 2002 the sale of the "Facility Management" business from Emsa to Emsa Servizi S.p.A., effective as from 1 August 2002.

On 30 August 2002, the European Commission Directorate General for Competition approved the compatibility of Progetto Tiglio as a whole with the common market, and authorised performance.

* * *

Stream is owned 50% by Telecom Italia S.p.A. and operates in the Pay-TV sector.
During the first half, its expanded its customer base by 38% (compared to the first six months of 2001) thanks to new delivery channels and co-marketing activities; in view of the uncertainty surrounding the company's ownership, promotional and marketing operations were limited and an anti-piracy operation was set up together with Canal Plus.

With regard to the agreement signed in February 2002 with News Corporation and Vivendi Universal/Canal+ for the sale of Telecom Italia's stake in Stream, Vivendi did not accept the conditions imposed by the Antitrust authority and therefore the sale did not take place.

Other sectors directly controlled by Olivetti S.p.A.

Products, IT services and specialised systems: Olivetti Tecnost

The Olivetti Tecnost Group is active in office products (Office Division) and specialised IT systems for service automation in banking, retail, gaming and public authorities (Vertical Markets Division). Olivetti Tecnost has also extended its industrial and marketing activities to include a home automation offer for private residential users, through DomusTech S.p.A..

The Group operates on the main international geographical markets (which account for 70% of its aggregate revenues). While its primary focus is in Europe (29%), Asia (17%) and Latin America (13%), it is also active in the Consumer business in North America (10%) through the subsidiary Royal Consumer Information Product Inc.
In June, Tecnost presented an industrial plan to the Trade Unions, which aims to return the Group to profitability through a series of business-specific measures.

Revenues at the Olivetti Tecnost Group for the first half of 2002 totalled 486 million euros (a decrease of approximately 13% from the first half of 2001), comprising sales of hardware products for 331 million euros, supplies for 77 million euros and other revenues for 78 million euros.

In the **Office** business in Italy, other European countries and South Africa, third-party revenues decreased significantly (down 21%) due to the decision to curtail operations on the PC market and to the expected slowdown in sales of fiscal cash registers following the changeover to the euro.

Regarding other products, the ink-jet fax and MFP businesses (products + supplies) were stable and the copier business (products + supplies) expanded, with a marked shift in the product mix towards digital copiers and medium/high-end products.
In the first half of 2002 Olivetti Tecnost was awarded a tender by Consip, a company owned by the Italian Ministry of the Economy which draws up conventions with equipment and service suppliers for the public authorities, to supply 3000 digital photocopiers on a rental basis.
In the second half Olivetti Tecnost plans to introduce new laser printers and colour copiers to complete its offer for the professional channel and business users, to renew its laser and ink-jet fax range and expand its digital copier offer; it will also consolidate the position of GoToWeb, the Group company that develops and distributes Internet services for Small and Medium Businesses (SMBs).

In Latin America, revenues fell by 43% from the corresponding year-earlier period as a result of the crisis in Argentina and Venezuela and the sharp slowdown in Mexico.

The US subsidiary, Royal, was also affected by the unfavourable economic climate and recorded a fall of more than 25% in revenues.

In the **Vertical Markets** area, revenues were stable in the *gaming sector*, where the hardware/services mix shifted towards hardware (up 17.2%), largely as a result of the new contract to supply Lottomatica with M370 terminals and specialised printers, and service revenues decreased (down 19.2%).
New initiatives were developed in the gaming sector, with excellent prospects in China, Peru (where 1500 terminals will be supplied to Totofootball in 2003 if the test on 200 machines is successful), India and Korea (with the launch of the new M380 family, which is expected to bring good results).

Revenues in the *banking and retail sector* were stable, confirming the importance of Tecnost Sistemi's products as the reference offer on the world market (PR2, PR2 Enhanced, PR4 for retail).
The main new initiatives were:
- Statement printer project for Banca Caixa (Spain)
- Automatic passbook updating project for Banca Caixa (Spain)
- Norwegian Post Office project (PR2 scanner)
- SEB Bank project (Sweden)
- ANZ Bank project (Australia).

Revenues in the *new business sector* more than doubled in the first half of 2002, mainly as a result of the supply of TP Label automatic weighing and franking machines to the Italian Post Office.
Work is underway on the J-POS project (for a new line of ink-jet products), for which meetings have been held with leading world players (e.g., IBM, NCR and Scansource).

In the *shop automation sector,* the new Net Shop initiative proceeded. Net Shop offers services for SMBs in the retail business; during the first half it launched:

- a pilot test of the telephone recharging service, which began successfully on 20 June in 5 shops in the Rome area: the retailer sells telephone recharges online, by linking the cash register to a services centre which handles the recharge request for the specific operator;
- Explor@, which transforms the cash register from a "simple" slip printer into a "web machine" offering a broad range of complementary services;
- Defens@, an anti-theft system comprising a HW/SW shop security package.

During the first half, the *Industrial Partnerships* unit expanded its operations (reporting revenue growth of 27%), strengthened its leadership position in China in bank terminals (PR2) and launched activities in China's gaming sector, specifically for the lottery and football pools.

On 23 August 2002, an agreement was signed with SMT Vertronic, for the sale of industrial assets of the subsidiary Olivetti Tecnost de Mexico. Full details are provided in the section "Events Subsequent to 30 June 2002".

***

After taxes and minority interests, the Olivetti Tecnost Group had a net loss of 33.5 million euros in the first half of 2002 (0.2 million euros in the first half of 2001), after taking non-recurring charges totalling 34.4 million euros.
Net financial indebtedness as at 30 June 2002 amounted to 91.4 million euros, compared to 133.9 million euros as at 31 December 2001, a decrease of 42.5 million euros which was largely due to the decrease in working capital (mainly receivables).

As at 30 June 2002, the Olivetti Tecnost Group had 4,971 employees (4,896 as at 31 December 2001), of whom 2,419 in Italy and 2,552 abroad.

***

In June Olivetti Tecnost presented the group Industrial Plan to the Trade Unions. The Plan's main goal is to return Olivetti Tecnost to profitability through a series of business-specific measures: consolidation and expansion of the specialised IT systems sector (vertical business) and a re-launch of operations in office products (office business), with a gradual move towards an offer of solutions and services and the start-up of new initiatives in the Canavese area around Ivrea in sectors where synergies exist with the Telecom Italia Group.

Measures in the vertical business will aim to consolidate and expand operations by gradually moving towards a solutions and services offer:

• introduction of new products and solutions by integrating existing product ranges, enhancing R&D activities and improving the systems competencies of sales personnel;

• strengthening of sales operations in Italy and the Far East, growth in strategic overseas countries (Europe, Latin America) and entry into the USA.

In the office business, action will be taken to re-focus operations and re-launch the sales offer, by:
• launching new digital products;
• extending the offer for SMBs towards integrated solutions;
• re-organising and strengthening the dealer channel;
• restructuring manufacturing operations in the ink-jet business.
The re-organisation of the group's industrial operations involved a review of production capacity and the transfer of all ink-jet technology to a single facility.

Therefore:

- an agreement was reached with the Unions (25 June 2002) for the restructuring of the loss-making ink-jet business, through a re-conversion of the Scarmagno site, where new industrial operations will be set up, and the location of all ink-jet activities in the Arnad site. It was agreed with the Unions that a two-year Extraordinary Redundancy Fund would be set up for a maximum of approximately 810 employees to permit start-up of the new operations and achieve a non-traumatic solution to surplus labour capacity, and that a special professional skills re-training programme would be introduced for at least 300 people involved in the industrial restructuring;
- new initiatives will be set up in the Canavese area (at the Scarmagno site) together with the Telecom Italia Group;
- all ink-jet activities will be located in the Aosta Valley (at the Arnad site), where R&D activities on new applications will be enhanced (in co-operation with Pirelli Labs, Telecom Italia Lab or other partners specialising in the various sectors concerned).

The agreement was ratified by the Ministry of Employment and Social Policies to enable Tecnost to forward its application for the Extraordinary Redundancy Fund from 15 July 2002 to 14 July 2004.

Regarding the Canavese area, an agreement was reached for the formation by the end of September 2002 of a company to operate in document management. The new company will be owned 80% by Olivetti Tecnost S.p.A. and 20% by Comdata Bis S.r.l., which is already active in this field.

IT services and solutions for the Web: Webegg

Webegg has a staff of 719 employees (at 30 June 2002) and locations in Italy (Milan, Turin, Bologna and Rome) and the U.S.A. (San Francisco). It plans to open an office in Geneva for network solutions for the private banking market.
The Webegg Group provides strategic Web consulting services for businesses, based on a combination of proprietary solutions and solutions deployed through a network of partnerships with the world's leading network solution providers (Web integration).

At the end of June, Olivetti S.p.A. sold its 50% shareholding in Webegg S.p.A. to I.T. Telecom S.p.A..

In the first half of 2002, the Webegg Group recorded consolidated revenues of 45.1 million euros, of which 25.6 million euros from clients outside the Olivetti Group, a decrease of 3.8 million euros from the first half of 2001. The sales downturn had a negative impact on the net result (a loss of 0.3 million euros).

Facility and Property Management: Olivetti Multiservices

Olivetti Multiservices S.p.A. operates in the real estate sector, where it provides property and facility management services.
It reported aggregate revenues of 66 million euros for the first half of 2002, of which 32.1% arose from the captive market. Its property management services (leaseholds, purchases, conversions and sales) accounted for approximately 47.6% of revenues; its facility management services accounted for 52.4% and included, in addition to general services, high value-added activities such as energy management and design and management of technological plant.
Net income (as adjusted for consolidation purposes) totalled 4.8 million euros; as at 30 June 2002 the company had 367 employees.
As part of Progetto Tiglio (approved by the Olivetti S.p.A. Board of Directors on 26 March 2002) for the enhancement of the real estate assets of the Pirelli, Olivetti and Telecom Italia groups, on 1 September 2002 the partial split-up of Olivetti Multiservices S.p.A. (as approved by the company Board of Directors on 21 June 2002) took effect through the transfer at book value of the company's real estate assets, specifically 23 buildings and 10 development areas, to OMS2 s.r.l. (a wholly owned subsidiary of Olivetti S.p.A.), and the consequent reduction of the share capital of Olivetti Multiservices S.p.A.

HUMAN RESOURCES

As at 30 June 2002 the employees of the Olivetti Group companies included in the consolidation numbered 114,065, a decrease of 1,955 employees from 31 December 2001 (116,020).

(employees)	30.6.2002	31.12.2001	Changes
Olivetti S.p.A.	77	89	(12)
Finance companies	8	8	-
Telecom Italia Group	108,642	109,956	(1,314)
Olivetti Tecnost Group	4,971	4,896	75
Olivetti Multiservices (property and facility management)	367	353	14
Webegg Group	- (*)	718	(718)
Total Olivetti Group	**114,065**	**116,020**	**(1,955)**

(*) the Webegg Group is consolidated in Telecom Italia Group from 30 June 2002

The decrease of 1,314 heads at the Telecom Italia Group compared to 31 December 2001 arose from the change in the consolidation area (+422 heads) set against the reduction due to staff resignations (-1,736 heads) mainly at Telecom Italia S.p.A. (1,561 heads). The change in the consolidation area was largely the result of the increase in Group IT following consolidation of the Webegg company (+719 heads), which was previously consolidated directly by Olivetti, offset in part by the staff reductions in the Internet and Media BU as a result of the elimination of a number of minor companies (-118 heads) and in the Real Estate & General Services operations of Telecom Italia, following the disposal of the "Carpark Management" business (-151 heads).

The headcount at the Olivetti Tecnost Group increased by 75 heads, reflecting an increase of 100 heads outside Italy (mainly in the industrial facility in Mexico) and a decrease of 25 heads in Italy (70 resignations set against 43 new hirings and 12 transfers from other companies).

Staff in Property and Facility Management operations increased by 14 heads, as a result of 19 new hirings and 5 resignations/transfers to other companies.

The average number of employees in the Olivetti Group in the first half of 2002 was 109,718, of which 103,750 with the Telecom Italia Group.

***

On 27 May an agreement was signed with the Telecom Italia Trade Unions to ensure the correct sizing of the workforce in relation to the 2002-2004 Industrial Plan. The agreement provides for the introduction of professional and intercompany mobility schemes (assisted by training programmes), up to 3,000 new hirings to bring in the new competencies necessary for the development of the Group's core offer (including resources arising from the acquisition of BLU S.p.A.) and use of mobility schemes pursuant to Law no. 223/91 for employees fulfilling retirement requirements during the mobility period.

On 25 June 2002, Olivetti Tecnost completed negotiations with the Trade Unions on the Group Industrial Recovery Plan. As mentioned earlier in this Report, the measures drawn up in the Plan include special professional skills re-training programmes for approximately 300 employees involved in the re-organisation of the Group's industrial operations.

FINANCIAL REVIEW

The Group

The operating results for the first six months of 2002 were influenced by the changes that took place in the consolidation area in the second half of year 2001.
With regard to the Telecom Italia Group, the consolidation does not include the results of operations and balance-sheet values of the Nortel Inversora Group, which was consolidated on a proportional basis in the first half of 2001. Therefore, in order to permit comparisons between the two periods, comments on operations in the first six months of 2002 refer to the changes with respect of the first-half of 2001 data restated to exclude the Nortel Inversora Group from the consolidation area.

*****

In the first half of financial 2002, the Olivetti Group posted a net loss after taxes of 511 million euros; before amortisation of goodwill in respect of Telecom Italia, it had net earnings of 135 million euros.

As at 30 June 2002, the Olivetti Group had total shareholders' equity of 23,296 million euros (11,927 million euros for the portion attributable to the Group); this compared to 26,353 million euros as at 31 December 2001 (12,729 million euros attributable to the Group).

Net financial indebtedness as at 30 June 2002 totalled 37,094 million euros, a decrease of 1,268 million euros from 31 December 2001 (38,362 million euros), of which 842 million euros were attributable to the Telecom Italia Group and 426 million euros to the other companies.

Capital investments in the first half of 2002 totalled 2,599 million euros and related in the main to the Telecom Italia Group (2,548 million euros). Capital investments were as follows: 1,359 million euros for tangible assets (1,344 million euros for the Telecom Italia Group), 608 million euros for intangible assets (595 million euros for the Telecom Italia Group) and 632 million euros for financial assets (609 million euros for the Telecom Italia Group).

Group business performance

Business performance in the first half of 2002 is reflected in the reclassified statement of income set out below, which classifies income components by nature, with separate disclosure of non-recurring income and expense items that are not expected to continue at a similar level in future periods, in view of business trends.

Olivetti Group
Reclassified statement of income

(in millions of euros)	1st half 2002	%	1st half 2001 (*)	%	1st half 2001	%	Year 2001	%
Net revenues	15,543	100.0	15,334	100.0	16,189	100.0	32,016	100.0
Operating costs:								
Labour	(2,441)	(15.7)	(2,444)	(15.9)	(2,595)	(16.0)	(4,877)	(15.2)
Materials and services	(6,246)	(40.2)	(6,258)	(40.9)	(6,500)	(40.2)	(13,458)	(42.1)
Grants	5	-	10	0.1	10	0.1	26	0.1
Depreciation of tangible assets	(1,947)	(12.5)	(2,030)	(13.3)	(2,235)	(13.8)	(4,080)	(12.7)
Amortisation of intangible assets:								
consolidation goodwill	(1,078)	(6.9)	(1,123)	(7.3)	(1,130)	(7.0)	(2,278)	(7.1)
other	(557)	(3.6)	(531)	(3.5)	(557)	(3.5)	(1,283)	(4.0)
Provisions for writedowns and risks	(327)	(2.1)	(296)	(1.9)	(350)	(2.2)	(758)	(2.4)
Other income, net	41	0.3	26	0.2	26	0.2	30	0.1
Result before interest and taxes (EBIT) and non-recurring income and charges	**2,993**	**19.3**	**2,688**	**17.5**	**2,858**	**17.6**	**5,338**	**16.7**
Non-recurring income(**)	1,175	7.5	483	3.1	483	3.0	999	3.1
Non-recurring charges(**)	(966)	(6.2)	(317)	(2.0)	(333)	(2.0)	(4,354)	(13.6)
EBIT	**3,202**	**20.6**	**2,854**	**18.6**	**3,008**	**18.6**	**1,983**	**6.2**
Income from equity investments, net	34	0.2	62	0.4	62	0.4	221	0.7
Financial charges, net	(1,342)	(8.6)	(1,142)	(7.4)	(1,236)	(7.7)	(3,105)	(9.7)
Value adjustments to financial assets	(459)	(3.0)	(959)	(6.3)	(957)	(5.9)	(2,196)	(6.9)
Result before taxes and minority interests	**1,435**	**9.2**	**815**	**5.3**	**877**	**5.4**	**(3,097)**	**(9.7)**
Taxes	(846)	(5.4)	(1,222)	(8.0)	(1,272)	(7.8)	(579)	(1.8)
Minority interests	(1,100)	(7.1)	(680)	(4.4)	(692)	(4.3)	586	1.8
Net result for the period	**(511)**	**(3.3)**	**(1,087)**	**(7.1)**	**(1,087)**	**(6.7)**	**(3,090)**	**(9.7)**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of proportional method.

(**)The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the consolidated accounts of this latter.

Group net revenues in the first half of 2002 amounted to 15,543 million euros, of which 14,989 million euros for the Telecom Italia Group (stated gross of amounts due to other telecommunications operators), an increase of 1.4% compared to the first half of 2001 (excluding the Nortel Inversora Group from the consolidation area of 2001 first-half). Excluding the negative exchange-rate effect, growth was +3.3%.

Third-party revenues (in millions of euros)	1st half 2002	1st half 2001	Changes	%
Telecom Italia Group	14,989.0	14,734.2	254.8	1.7
Olivetti Tecnost Group	483.3	539.9	(56.6)	(10.5)
Olivetti Multiservices	44.6	30.1	14.5	48.2
Webegg Group	25.6	29.8	(4.2)	(14.1)
Total	**15,542.5**	**15,334.0**	**208.5**	**1.4**
Nortel Inversora Group (excluded from consolidation area in the year 2002)		855.0	(855.0)	(100.0)
Total Group	**15,542.5**	**16,189.0**	**(646.5)**	**(4.0)**

Telecom Italia Group net revenues in the first half of 2002 amounted to 14,989 million euros, an improvement of 1.7% from the first half of 2001 after excluding the Nortel Inversora Group from the consolidation area (+3.6% at constant exchange rates).
Good performance by the Mobile BU and higher revenues for the Internet and Media area were positive factors in revenue growth, offset by lower revenues for the Domestic Wireline BU, where, despite a 5.8% increase in minutes, traffic revenues fell by 6.6% due to the decrease in the average traffic yield from 4.2 euro cents per minute in the first half of 2001 to 3.7 euro cents per minute in the first half of 2002.

Operating costs and other net charges in the first half of 2002 totalled 12,550 million euros (12,646 million euros in the first half of 2001), of which 11,309 million euros for the Telecom Italia Group (11,372 million euros in the first half of 2001), the equivalent of 80.7% of consolidated revenues. This ratio decreased by 2.6 percentage points in respect of full-year 2001 (-1.8 percentage points from the first half of 2001).
Labour costs and costs of materials and services were virtually unchanged in absolute terms.

Depreciation and amortisation charges in the first half of 2002 totalled 3,582 million euros (2,864 million euros for the Telecom Italia Group), a decrease of 102 million euros from the first half of 2001 (3,684 million euros). They included 646 million euros for amortisation of consolidation goodwill in respect of purchases of Telecom Italia shares.

Amortisation charges on consolidation goodwill decreased by 45 million euros, mainly as a result of the goodwill writedowns posted by the Telecom Italia Group in 2001 financial statements.

Adjustments and provisions amounted overall to 327 million euros (296 million euros in the first half of 2001), of which 316 million euros for the Telecom Italia Group.

EBIT before non-recurring income and charges amounted to 2,993 million euros, giving a return on revenues of 19.3% (17.5% in the first half of 2001 and 16.7% for full-year 2001).

Non-recurring income amounted to 1,175 million euros. This included 1,059 million euros reported by the Telecom Italia Group, as follows:

- 484 million euros from the sale of the 19.61% shareholding in Bouygues Décaux Télécom (BDT);
- 133 million euros from the uptake by the Finsiel Group of the public tender offer on Lottomatica;
- 115 million euros from the sale to Telekom Austria (in which Telecom Italia indirectly holds 29.8%) of the entire 25% shareholding owned by the Mobile BU in Mobilkom Austria;
- 131 million euros of pre-amortisation interest (in respect of integration charges pursuant to Law no. 58/1992 paid on a conditional basis to the Italian National Insurance Board – INPS - until 1999), after the dispute was resolved in favour of Telecom Italia;
- 196 million euros of other income.

The non-recurring income totalling 116 million euros reported by the other Group companies was as follows:

- 107 million euros from the capital gain arising from uptake by Olivetti S.p.A. and Olivetti International Holding S.A. of the public tender offer on Lottomatica;
- 9 million euros of other income.

Non-recurring charges amounted to 966 million euros (317 million euros in the first half of 2001). This included 956 million euros for the Telecom Italia Group, as follows:

- 355 million euros for charges relating to personnel retirements and mobility schemes (of which 340 million euros at Telecom Italia S.p.A.; this included a provision of 261 million euros for ordinary mobility charges arising as a result of the agreements signed with the Trade Unions in May);
- 367 million euros of provisions in respect of the planned sale of the 9Télécom equity investment, and the write-off of residual goodwill at 9Télécom on the subsidiary Jet MultiMedia;
- 234 million euros for other non-recurring charges.

The non-recurring charges of the other Group companies totalled 10 million euros, and included 4 million euros for charges relating to the public tender offer on Lottomatica, 3 million euros for lay-off charges and 3 million euros for miscellaneous charges.

Consolidated EBIT therefore amounted to 3,202 million euros, compared to 2,854 million euros in the first half of 2001.

Net income from equity investments totalled 34 million euros (62 million euros in the first half of 2001), of which 9 million euros for the Telecom Italia Group (36 million euros in the first half of 2001) and 22 million euros for Olivetti S.p.A. for dividends on unconsolidated equity investments.

Interest expense and other financial charges, net, amounted overall to 1,342 million euros (1,142 million euros in the first half of 2001). Of the total, 897 million euros were attributable to the Telecom Italia Group (700 million euros in the first half of 2001) and 445 million euros to the other Group companies (442 million euros in the first half of 2001).

Net financial charges at the Telecom Italia Group rose by 197 million euros due to exchange-rate trends, in connection with the debt of a number of South American investee companies.

Net interest expense and other financial charges for the other companies (445 million euros) were substantially unchanged.

Value adjustments to financial assets generated an overall writedown of 459 million euros (959 million euros in the first half of 2001), of which 403 million euros for the Telecom Italia Group (775 million euros in the first half of 2001) and 56 million euros for the other Group companies (184 million euros in the first half of 2001).

The main value adjustments at the Telecom Italia Group (403 million euros) were as follows:

- 53 million euros (158 million euros in the first half of 2001) for amortisation of goodwill arising on the purchase of equity investments in companies valued with the equity method;
- 119 million euros (122 million euros in the first half of 2001) for the Group's share of the losses reported by the investee company Stream;
- 101 million euros (210 million euros in the first half of 2001) for the Group's share of the losses reported by the investee company IS Tim Turchia;
- the Group's share of the earnings and losses reported by the other investee companies valued with the equity method.

This item does not reflect the results of Nortel Inversora (Telecom Argentina) and the AUNA Group. In compliance with prudent accounting policies, the book equity investment in Nortel Inversora was written down to zero in the consolidated financial statements as at 31 December 2001, and has not been changed.

The book value recorded for AUNA in the 2001 consolidated financial statements has been maintained, since the equity investment was sold on 1 August 2002.

Value adjustments for the other Group companies totalled 56 million euros, of which 42 million euros refer to 41.4 million Telecom Italia shares classified under current assets and valued at the market share price of 28 June.

Income taxes for the first half of 2002 amounted to an estimated 846 million euros (1,222 million euros in the first half of 2001).

Income attributable to minority interests amounted to 1,100 million euros, of which 1,103 million euros attributable to Telecom Italia Group minority shareholders.

Therefore, the Group posted a net loss of 511 million euros for the first half, or earnings of 135 million euros excluding amortisation of goodwill on the acquisition of Telecom Italia.

Analysis of the Group balance sheet

The reclassified balance sheet of the Olivetti Group as at 30 June 2002 is set out below:

(in millions of euros)	30.6.2002 (a)	%	31.12.2001 (b)	%	Changes (a-b)	30.6.2001 (*)	%	30.6.2001	%
Short-term assets									
Financial resources	6,963	7.9	8,641	9.2	(1,678)	12,773	12.8	12,867	12.4
Operating assets	14,896	17.0	15,250	16.2	(354)	13,980	14.0	14,690	14.2
Total short-term assets	**21,859**	**24.9**	**23,891**	**25.4**	**(2,032)**	**26,753**	**26.8**	**27,557**	**26.6**
Medium/long-term assets:									
Financial assets	628	0.7	705	0.7	(77)	-	-	-	-
Intangible fixed assets	37,479	42.7	39,220	41.6	(1,741)	40,742	40.7	41,220	39.8
Tangible fixed assets	20,628	23.5	22,097	23.5	(1,469)	22,101	22.1	24,995	24.1
Other assets	7,175	8.2	8,314	8.8	(1,139)	10,379	10.4	9,828	9.5
Total medium/long-term assets	**65,910**	**75.1**	**70,336**	**74.6**	**(4,426)**	**73,222**	**73.2**	**76,043**	**73.4**
TOTAL ASSETS	**87,769**	**100.0**	**94,227**	**100.0**	**(6,458)**	**99,975**	**100.0**	**103,600**	**100.0**
Short-term liabilities									
Short-term debt	9,247	10.5	9,961	10.6	(714)	16,198	16.2	16,763	16.2
Operating liabilities	16,866	19.3	17,010	18.0	(144)	15,897	15.9	16,273	15.7
Total short-term liabilities	**26,113**	**29.8**	**26,971**	**28.6**	**(858)**	**32,095**	**32.1**	**33,036**	**31.9**
Medium/long-term liabilities									
Medium/long-term debt	35,438	40.4	37,747	40.1	(2,309)	36,371	36.4	38,015	36.7
Other medium/long-term liabilities	2,922	3.3	3,156	3.3	(234)	3,511	3.5	3,637	3.5
Total medium/long-term liabilities	**38,360**	**43.7**	**40,903**	**43.4**	**(2,543)**	**39,882**	**39.9**	**41,652**	**40.2**
TOTAL LIABILITIES	**64,473**	**73.5**	**67,874**	**72.0**	**(3,401)**	**71,977**	**72.0**	**74,688**	**72.1**
TOTAL SHAREHOLDERS' EQUITY	**23,296**	**26.5**	**26,353**	**28.0**	**(3,057)**	**27,998**	**28.0**	**28,912**	**27.9**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**87,769**	**100.0**	**94,227**	**100.0**	**(6,458)**	**99,975**	**100.0**	**103,600**	**100.0**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

Short-term assets as at 30 June 2002 amounted to 21,859 million euros, with a net decrease of 2,032 million euros from 23,891 million euros as at 31 December 2001, of which 1,648 million euros attributable to the Telecom Italia Group, mainly as a result of the downsizing of the bond portfolio.

Medium/long-term assets amounted to 65,910 million euros, with a net decrease of 4,426 million euros from 70,336 million euros as at 31 December 2001, of which 3,646 million euros attributable to the Telecom Italia Group (due to disposals, depreciation and amortisation) and 646 million euros for amortisation of consolidation goodwill at Olivetti S.p.A. in respect of the purchase of Telecom Italia.

Short-term liabilities as at 30 June 2002 amounted to 26,113 million euros, with a net decrease of 858 million euros from 26,971 million euros as at 31 December 2001; this reflected a decrease of 3,110 million euros at the Telecom Italia Group (of which 2,504 million euros for debt and accrued expenses of a financial nature) and an increase of 2,252 million euros for the other companies (of which 1,790 million euros for financial items).

Medium/long-term liabilities amounted to 38,360 million euros, a decrease of 2,543 million euros from 40,903 million euros as at 31 December 2001. The decrease reflected a reduction of 3,293 million euros in debt at the other Group companies and a decrease of 234 million euros in non-financial liabilities (mainly reserves for risks and charges at the Telecom Italia Group), offset by a rise of 984 million euros in debt at the Telecom Italia Group.

Capital invested as at 30 June 2002 and related funding is illustrated in the table below:

(in millions of euros)	30.6.2002 (a)	%	31.12.2001 (b)	%	Changes (a-b)	30.6.2001 (*)	%	30.6.2001	%
Short-term operating assets	14,896	23.5	15,250	22.5	(354)	13,980	19.7	14,690	19.8
Short-term operating liabilities	(16,866)	(26.6)	(17,010)	(25.1)	144	(15,897)	(22.3)	(16,273)	(21.9)
Operating working capital	(1,970)	(3.1)	(1,760)	(2.6)	(210)	(1,917)	(2.6)	(1,583)	(2.1)
Intangible fixed assets	37,479	59.2	39,220	57.8	(1,741)	40,742	57.1	41,220	55.4
Tangible fixed assets	20,628	32.6	22,097	32.6	(1,469)	22,101	31.0	24,995	33.6
Other assets	7,175	11.3	8,314	12.2	(1,139)	10,379	14.5	9,828	13.1
Capital invested (A)	**63,312**	**100.0**	**67,871**	**100.0**	**(4,559)**	**71,305**	**100.0**	**74,460**	**100.0**
Medium/long-term non financial liabilities	2,922	4.6	3,156	4.6	(234)	3,511	4.9	3,637	4.9
Minority interests	11,369	18.0	13,624	20.1	(2,255)	14,756	20.7	15,670	21.0
Group shareholders' equity	11,927	18.8	12,729	18.8	(802)	13,242	18.6	13,242	17.8
Total non financial sources (B)	**26,218**	**41.4**	**29,509**	**43.5**	**(3,291)**	**31,509**	**44.2**	**32,549**	**43.7**
Net financial indebtedness (A-B)	**37,094**	**58.6**	**38,362**	**56.5**	**(1,268)**	**39,796**	**55.8**	**41,911**	**56.3**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method

Capital invested at the end of the first half of 2002 decreased by 4,559 million euros, of which 4,010 million euros attributable to the Telecom Italia Group.

Of the total (63,312 million euros), 41.4% was funded by non-financial sources, mainly total shareholders' equity (23,296 million euros, a decrease of 3,057 million euros from 31 December 2001). Net financial indebtedness funded the remaining 58.6%.

Olivetti Group consolidated net **financial indebtedness** as at 30 June 2002 totalled 37,094 million euros, a decrease of 1,268 million euros from 31 December 2001 (38,362 million euros).

(in millions of euros)	30.6.2002 (a)	31.12.2001 (b)	Changes (a-b)	30.6.2001 (*)	30.6.2001
Current portion of medium/long-term debt	3,563	1,939	1,624	2,211	2,741
Other short-term payables to banks and other lenders	4,714	7,133	(2,419)	13,055	13,054
Interest accruals and deferrals	970	889	81	932	968
Liquid funds	(5,388)	(7,322)	1,934	(10,154)	(10,203)
Financial receivables	(946)	(894)	(52)	(1,794)	(1,839)
Interest accruals and prepayments	(629)	(425)	(204)	(476)	(476)
Total short-term net financial indebtedness (A)	**2,284**	**1,320**	**964**	**3,774**	**4,245**
Bonds and other medium/long-term debt	35,438	37,747	(2,309)	36,371	38,015
Medium/long-term interest accruals and prepayments	(628)	(705)	77	(349)	(349)
Total medium/long-term net financial indebtedness (B)	**34,810**	**37,042**	**(2,232)**	**36,022**	**37,666**
Total net financial indebtedness (A+B)	**37,094**	**38,362**	**(1,268)**	**39,796**	**41,911**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

Analysis by company (in millions of euros)	30.6.2002 (a)	31.12.2001 (b)	Changes (a-b)	30.6.2001 (*)	30.6.2001
Telecom Italia Group	21,100	21,942	(842)	22,344	24,459
Olivetti S.p.A., finance companies and other operating companies	15,994	16,420	(426)	17,452	17,452
Total net financial indebtedness	**37,094**	**38,362**	**(1,268)**	**39,796**	**41,911**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

The 2002 first-half financial surplus of 1,268 million euros arose as follows:

(in millions of euros)	1 st half 2002
Telecom Italia Group	
Capital expenditure	(1,863)
Other capital investments	(685)
Payment of dividends	(3,247)
Operating cash flows	4,694
Disposals	1,871
Other proceeds, net	72
Telecom Italia Group financial surplus	**842**
Other companies	
Dividend proceeds from Telecom Italia S.p.A.	904
Net proceeds from disposal of equity investment in Lottomatica	175
Financial charges and other disbursements, net	(653)
Other companies financial surplus	**426**
Total net financial surplus	**1,268**

The proceeds arising from disposals at the Telecom Italia Group included 1,718 million euros for the disposals of the equity investments in Mobilkom Austria (756 million euros), Bouygues Décaux Télécom (750 million euros) and Lottomatica (212 million euros).

For full information on the business performance of the Olivetti Group in the first half, the main **quarterly results** are set out below:

Key quarterly results of the Olivetti Group	Year 2002			Year 2001 (*)			Changes % 2002/2001	
(in millions of euros)	1st Quarter	2nd Quarter	1st Half	1st Quarter	2nd Quarter	1st Half	1st Quarter	2nd Quarter
Total revenues	**7,533**	**8,010**	**15,543**	**7,409**	**7,925**	**15,334**	**1.7%**	**1.1%**
Changes 2nd quarter/1st quarter (%)		*6.3%*			*7.0%*			
Result before interest and taxes (EBIT) and non recurring income and charges	**1,391**	**1,602**	**2,993**	**1,393**	**1,295**	**2,688**	**-0.1%**	**23.7%**
Changes 2nd quarter/1st quarter (%)		*15.2%*			*-7.0%*			
EBIT on Revenues (%)	*18.5%*	*20.0%*	*19.3%*	*18.8%*	*16.3%*	*17.5%*		
EBIT	**2,041**	**1,161**	**3,202**	**1,482**	**1,372**	**2,854**	**37.7%**	**-15.4%**
Changes 2nd quarter/1st quarter (%)		*-43.1%*			*-7.4%*			
EBIT on Revenues (%)	*27.1%*	*14.5%*	*20.6%*	*20.0%*	*17.3%*	*18.6%*		
Net result	**(187)**	**(324)**	**(511)**	**(479)**	**(608)**	**(1,087)**	**-61.0%**	**-46.7%**
Changes 2nd quarter/1st quarter (%)		*73.3%*			*26.9%*			
Net result before amortisation of goodwill on Telecom Italia acquisitions	136	(1)	135	(154)	(284)	(438)	-188.3%	-99.6%

(*) Amounts restated excluding Nortel Inversora Group from the consolidation area.

***

The main financial operations transacted by the Olivetti Group in the first half of 2002 are described below.

Telecom Italia Group

- *Bond issue*
  In February, a 2.5 billion euro bond was issued, divided into two fixed-rate tranches of 1.25 billion euros each, maturing on 1 February 2007 and 1 February 2012. The issue is part of the "Global Note Programme" for the restructuring of Group debt; the overall amount of the programme was raised from 10 to 12 billion dollars following a resolution carried by the Board of Directors on 18 December 2001.

- *Closure of the revised agreements for put/call options on Seat Pagine Gialle S.p.A. shares*
  On 25 February, Telecom Italia and the JPMorgan Chase Group signed the final agreements relating to the re-negotiation of the put and call options on Seat Pagine Gialle shares.

- *Equity investment disposals plan*
  - Lottomatica: in January 2002, Finsiel S.p.A. accepted the public tender offer made by Tyche S.p.A. (De Agostini Group) for 100% of the Lottomatica shares and tendered its equity investment in Lottomatica S.p.A., which represented 18.3% of the company's subscribed share capital;
  - BDT: in February 2002, the Telecom Italia Group reached an agreement for the sale of the 19.61% equity investment held by TIM International in Bouygues Décaux Télécom (BDT), which controls 55% of Bouygues Télécom. The transaction is worth approximately 750 million euros.

- *Purchase of Telecom Italia own shares*
  Pursuant to the authorisation of the ordinary Shareholders' Meeting held on 7 November 2001, in March Telecom Italia S.p.A. began to purchase its own shares on the market in accordance with the terms and conditions envisaged by the authorisation and with legal requirements. As at 30 June 2002, it had bought 3,600,000 own ordinary shares and 11,900,000 own savings shares, for an overall outlay of 100 million euros.

Other companies in the Olivetti Group

- In January 2002, Olivetti took up the public tender offer for Lottomatica made by the De Agostini Group on 23 November 2001 on 100% of shares, at a price of 6.55 euros per share, after an improved bid.
  Olivetti tendered its equity investments in Lottomatica, which amounted overall to 27,451,550 shares representing 15.6% of the company's subscribed capital (of which 14.04% directly owned by Olivetti S.p.A. and 1.56% owned by the subsidiary Olivetti International Holding S.A.).
  Also considering Finsiel S.p.A.'s 18.3% equity investment in Lottomaticttomatica, t cash inflow for the Olivetti –Telecom Italia Group was 391 million euros, with an aggregate capital gain stated in the companies' statutory accounts of 367 million euros.

- On 29 January 2002 (with regulation dated 12 February 2002), Olivetti International Finance N.V. re-opened the bond maturing in July 2009 for 250 million euros through a private placement with a limited number of institutional investors, bringing the total bonds outstanding to 2,350 million euros.

- On 14 March 2002, through a private placement, Olivetti Finance N.V. issued a 500 million euros floating-rate bond. The bond pays a quarterly coupon linked to 3-month Euribor + 130 basis points. The term is 3 years, which may be extended at the bondholders' option for subsequent 21-month periods up to a maximum overall term of 10 years.

- In April, the subsidiary Olivetti Finance N.V. successfully issued a multi-tranche bond. The operation raised proceeds totalling 1.5 billion euros, subdivided into two tranches maturing in 5 and 10 years.

The terms of the issue are as follows:

first tranche

guarantor:	Olivetti S.p.A.
amount:	1,000 million euros
issue date :	24 April 2002
maturity:	24 April 2007
term:	5 years
coupon:	6.50% per annum
issue price :	99.637%
actual yield on maturity:	6.59% per annum, corresponding to a yield of 159 basis points above the mid-swap rate or 181.6 basis points above the 4% German state benchmark of 16 February 2007

second tranche

guarantor:	Olivetti S.p.A.
amount:	500 million euros
issue date:	24 April 2002
maturity:	24 April 2012
term:	10 years
coupon:	7.25% per annum
issue price:	99.602%
actual yield on maturity:	7.31% per annum, corresponding to a yield of 190 basis points above the mid-swap rate or 215.3 basis points above the 5% German state benchmark of 4 January 2012

- On 22 April 2002, through a private placement, Olivetti Finance N.V. issued a 20 billion yen 3.55% fixed-rate bond maturing in May 2032 (redeemable annually by the issuer after the 10th year).

- Through a private placement, Olivetti Finance N.V. issued a bond for 300 million euros on 29 May and for an additional 300 million euros on 17 June. The bond bears a floating-rate coupon with a spread of 1.25%, and matures on 3 January 2006.

- On 24 June 2002, all outstanding notes of the "Olivetti Finance N.V. floating-rate 1999-2004" bond were redeemed early (as allowed by the bond regulation and in execution of the resolution carried by the company's Board of Directors), for an amount corresponding to the nominal value of the notes (5,150 million euros), plus interest accrued to date.

- On 27 June 2002 the Telecom Italia and Olivetti Boards of Directors approved the acquisition by IT Telecom S.p.A. (100% Telecom Italia) of Olivetti S.p.A.'s 50% equity investment in Webegg S.p.A. The transaction price of 57.5 million euros was determined on the basis of appraisals performed by KPMG Corporate Finance for Telecom Italia and UBM for Olivetti.
  The operation will allow Webegg's specific knowhow to be integrated with that of the Telecom Italia Group Information Technology division, with a view to forming competence centres providing services for the Group itself and on the open market.
  As a result of the operation, Webegg is owned 69.8% by IT Telecom and 30.2% by Finsiel.

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The consolidated statement of income showing the results of the operating companies adjusted for consolidation purposes and the reclassified balance sheets of these companies are set out on the following pages. The results for consolidation purposes differ from those disclosed in the companies' respective statutory interim financial statements as at 30 June 2002; the main consolidation adjustments are the elimination of gains and depreciation charges on assets transferred within the Group, the reversal of tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments in subsidiary companies, by definition, appear in the consolidated accounts as the appropriate portion of the company's net equity used for consolidation purposes) and other adjustments made to align the results of the individual companies with the accounting policies adopted by the Group.

Olivetti Group - Income Statement for the first half of 2002 by company

(in millions of euros)

	Olivetti S.p.A.	Finance companies	Telecom Italia Group		Olivetti Tecnost Group		Olivetti Multiservices		Webegg Group		Consolidation adjustments	Total Group	
Third party revenues			14,989.0		483.3		44.6		25.6			15,542.5	
Revenues from Olivetti Group companies					2.3		21.2		19.5		(43.0)		
Total net revenues			**14,989.0**	**100.0**	**485.6**	**100.0**	**65.8**	**100.0**	**45.1**	**100.0**	**(43.0)**	**15,542.5**	**100.0**
Operating costs:													
Labour	(5.9)	(0.3)	(2,330.2)	(15.5)	(77.4)	(15.9)	(7.9)	(12.0)	(19.0)	(42.1)		(2,440.7)	(15.7)
Materials and services	(10.1)	(0.7)	(5,854.7)	(39.1)	(362.8)	(74.7)	(40.3)	(61.2)	(20.6)	(45.7)	43.0	(6,246.2)	(40.2)
Grants			4.2	0.0	0.5	0.1						4.7	0.0
Depreciation of tangible assets	(0.5)		(1,932.6)	(12.9)	(8.4)	(1.7)	(4.9)	(7.4)	(0.6)	(1.3)		(1,947.0)	(12.5)
Amortization of intangible assets:													
Consolidation goodwill	(655.2)	(0.6)	(421.1)	(2.8)					(0.9)	(2.0)	(0.3)	(1,078.1)	(6.9)
Other	(38.3)	(1.6)	(510.7)	(3.4)	(5.8)	(1.2)	(0.1)	(0.2)	(0.7)	(1.6)		(557.2)	(3.6)
Value adjustments and provisions for risks and charges		(0.4)	(315.7)	(2.1)	(9.7)	(2.0)	(0.8)	(1.2)	(0.2)	(0.4)		(326.8)	(2.1)
Other income (costs), net	(1.4)	(0.1)	52.1	0.3	(8.2)	(1.7)	(0.9)	(1.4)				41.5	0.3
Result before interest and taxes (EBIT) and non recurring income and charges	**(711.4)**	**(3.7)**	**3,680.3**	**24.6**	**13.8**	**2.8**	**10.9**	**16.6**	**3.1**	**6.9**	**(0.3)**	**2,992.7**	**19.3**
Non recurring income	109.5	4.0	1,059.0	7.1	6.0	1.2	0.1	0.2	0.1	0.2	(3.4)	1,175.3	7.5
Non recurring charges	(4.6)	(4.1)	(955.7)	(6.4)	(34.4)	(7.1)	(0.2)	(0.3)	(0.4)	(0.9)	33.4	(966.0)	(6.2)
EBIT	**(606.5)**	**(3.8)**	**3,783.6**	**25.2**	**(14.6)**	**(3.0)**	**10.8**	**16.4**	**2.8**	**6.2**	**29.7**	**3,202.0**	**20.6**
Income from equity investments	21.4	3.2	9.4	0.1	0.1	0.0						34.1	0.2
Other financial income and charges, net	(373.1)	(92.6)	(897.3)	(6.0)	(7.2)	(1.5)	(1.3)	(2.0)	0.3	0.7	29.1	(1,342.1)	(8.6)
Value adjustments to financial assets	(43.0)	(12.9)	(403.0)	(2.7)	(0.2)	(0.0)			(0.7)	(1.6)	0.6	(459.2)	(3.0)
Result before taxes and minority interests	**(1,001.2)**	**(106.1)**	**2,492.7**	**16.6**	**(21.9)**	**(4.5)**	**9.5**	**14.4**	**2.4**	**5.3**	**59.4**	**1,434.8**	**9.2**
Taxes	288.9	1.3	(1,085.6)	(7.2)	(13.4)	(2.8)	(4.7)	(7.1)	(2.9)	(6.4)	(29.1)	(845.5)	(5.4)
Minority interests			(1,102.7)	(7.4)	1.8	0.4			0.2	0.4	0.7	(1,100.0)	(7.1)
Net result for consolidation purposes	**(712.3)**	**(104.8)**	**304.4**	**2.0**	**(33.5)**	**(6.9)**	**4.8**	**7.3**	**(0.3)**	**(0.7)**	**31.0**	**(510.7)**	**(3.3)**

Olivetti Group - Balance Sheet as of 30 June 2002 by company

(in millions of euros)

	Olivetti S.p.A.	Finance companies	Telecom Italia Group	Olivetti Tecnost Group	Olivetti Multiservices	Consolidation adjustments	Total Group
Assets							
Short-term assets	2,475	7,026	15,684	662	92	(4,080)	21,859
Medium/long-term assets:							
. intangible	214	32	14,978	31		22,224	37,479
. tangible	2		20,302	83	241		20,628
. other	31,869	9,077	6,443	16	5	(39,607)	7,803
TOTAL ASSETS	**34,560**	**16,135**	**57,407**	**792**	**338**	**(21,463)**	**87,769**
Liabilities							
Short-term liabilities	5,669	1,777	22,080	564	131	(4,108)	26,113
Medium/long-term liabilities	12,795	14,074	19,751	105	30	(8,395)	38,360
TOTAL LIABILITIES	**18,464**	**15,851**	**41,831**	**669**	**161**	**(12,503)**	**64,473**
TOTAL SHAREHOLDERS' EQUITY	**16,096**	**284**	**15,576**	**123**	**177**	**(8,960)**	**23,296**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**34,560**	**16,135**	**57,407**	**792**	**338**	**(21,463)**	**87,769**

Olivetti Group - Analysis of capital invested and net financial indebtedness as of 30 June 2002 by company

(in millions of euros)	OLIVETTI S.p.A.	Finance companies	Telecom Italia Group	Olivetti Tecnost Group	Olivetti Multiservices	Consolidation adjustments	Total Group
Inventories			633	187	18	1	839
Third party receivables, net			8,441	253	27		8,721
Other operating assets	1,844	92	4,029	91	25	(745)	5,336
Short-term operating assets	**1,844**	**92**	**13,103**	**531**	**70**	**(744)**	**14,896**
Third party trade payables	11		5,131	209	34	(8)	5,377
Other operating liabilities	1,551	170	10,335	172	25	(764)	11,489
Short-term operating liabilities	**1,562**	**170**	**15,466**	**381**	**59**	**(772)**	**16,866**
Operating working capital	282	(78)	(2,363)	150	11	28	(1,970)
Medium/long-term assets:							
. intangible	214	32	14,978	31		22,224	37,479
. tangible	2		20,302	83	241		20,628
. other	31,425	498	6,443	16	5	(31,212)	7,175
A) CAPITAL INVESTED	**31,923**	**452**	**39,360**	**280**	**257**	**(8,960)**	**63,312**
Medium/long-term non-*financial liabilities*	165		2,684	66	7		2,922
Total shareholders' equity	16,096	284	15,576	123	177	(8,960)	23,296
B) TOTAL NON FINANCIAL SOURCES	**16,261**	**284**	**18,260**	**189**	**184**	**(8,960)**	**26,218**
C) NET FINANCIAL INDEBTEDNESS (A-B)	**15,662**	**168**	**21,100**	**91**	**73**		**37,094**

B) Other information

A geographical breakdown of revenues from sales and services is set out below:

(in millions of euros)	1st half 2002	1st half 2001	Changes amounts	%
Italy	12,691.9	12,169.6	522.3	4.3
Other European countries	1,009.5	1,066.2	(56.7)	(5.3)
Total Europe	**13,701.4**	**13,235.8**	**465.6**	**3.5**
North America	189.1	364.6	(175.5)	(48.1)
Central and South America	1,483.0	1,379.6	103.4	7.5
Australia, Africa and Asia	169.0	354.0	(185.0)	(52.3)
Total Group (*)	**15,542.5**	**15,334.0**	**208.5**	**1.4**
Nortel Inversora Group (excluded from consolidation area in the year 2002)	-	855.0	(855.0)	(100.0)
Total Group (*)	**15,542.5**	**16,189.0**	**(646.5)**	**(4.0)**

(*) comparison with restated amounts

It should be noted that:

- intercompany transactions between different business sectors or geographical areas are conducted at market prices and are eliminated during consolidation;
- a description of the types of products offered and services provided appears in the first half of this Report on Operations.

The Parent Company Olivetti S.p.A.

Olivetti S.p.A. closed the first half of 2002 with after-tax income of 849 million euros (an after-tax loss of 649 million euros in the first half of 2001), as reflected in the statement of income reclassified in accordance with the CONSOB model for industrial holding companies (communication no. 94001437 of 27 February 1994).

(in millions of euros)	1st half 2002	1st half 2001	Year 2001
Financial income and charges			
1. Income from equity investments	1,341	9	85
2. Other financial income	20	20	37
3. Interest and other financial charges	(393)	(537)	(966)
Total financial income and charges	**968**	**(508)**	**(844)**
Value adjustments to financial assets			
4. Revaluation on equity investments	-	-	-
5. Write-downs on equity investments	(43)	(109)	(175)
Total value adjustments to financial assets	**(43)**	**(109)**	**(175)**
6) Other income from operations	**4**	**3**	**15**
Other costs from operations			
7. Non-financial services received	(14)	(12)	(49)
8. Leases and rentals	(1)	(1)	(3)
9. Payroll	(6)	(5)	(13)
10. Amortisation, depreciation and write-downs	(36)	(27)	(64)
11. Provision for risks	-	(2)	(192)
12. Other operational expenses	(1)	(1)	(3)
Total other costs from operations	**(58)**	**(48)**	**(324)**
Result from ordinary operations	**871**	**(662)**	**(1,328)**
Extraordinary income and charges			
13. Income	168	14	23
14. Charges	(4)	(1)	(16)
Extraordinary income	**164**	**13**	**7**
Result before taxation	**1,035**	**(649)**	**(1,321)**
15. Taxation	(186)	-	450
Net income (loss) for the period	**849**	**(649)**	**(871)**

Ordinary operations in the first half of 2002 closed with an income of 871 million euros compared to a loss of 662 million euros in the first half of 2001.

This result arose as follows:

- 1,361 million euros of financial income (29 million euros in the first half of 2001), including:
  - 858 million euros of dividends, of which 844 million euros from Telecom Italia arising from distribution of retained earnings, which, as such, were not booked in financial 2001 in accordance with the Group's policy of booking on accruing basis;
  - 483 million euros of tax credits in respect of collection of the above dividends;
  - 20 million euros of other financial income;
- 393 million euros of interest expense and other financial charges (537 million euros in the first half of 2001), including:
  - 295 million euros to subsidiary companies, in respect of borrowings and interest-bearing current accounts (of which 241 million euros payable to Olivetti Finance N.V. and 53 million euros to Olivetti Holding B.V.);

- 74 million euros on bond loans;
- 24 million euros of other charges;

- 43 million euros for writedowns of equity investments; this included a writedown of 42 million euros on 41.4 million Telecom Italia shares classified under current assets as trading securities, which were adjusted to market share prices as at 28 June;
- 58 million euros for other operating costs.

Extraordinary operations in the first half of 2002 generated net income of 164 million euros (13 million euros in the first half of 2001), arising from capital gains of 167 million euros on uptake of the public tender offer on Lottomatica (158 million euros) and on the sale of the equity investment in Webegg to the Telecom Italia Group (9 million euros), together with miscellaneous windfall gains for 1 million euros, offset against extraordinary charges of 4 million euros, mainly commissions on the sale of the Lottomatica equity investment.

Shareholders' equity as at 30 June 2002 was 16,096 million euros, an increase of 861 million euros from 31 December 2001. The increase consisted of 849 million euros of earnings for the period and 12 million euros for share-capital increases following conversion of convertible bonds and exercise of warrants.

With reference to the accounting statements of the Parent Company Olivetti S.p.A. as at 30 June 2002 set out on pages 130-132, we point out that as stated in the Explanatory Notes to the financial statements for the year as at 31 December 2001, the aggregate book value of equity investments would be 2,166 million euros higher if Telecom Italia S.p.A. and Olivetti International Holding S.A. shares had not been written down for tax purposes in financial 1999, generating an impact on shareholders' equity, net of taxes, of 1,917 million euros.
After crediting to 2002 first-half income the dividends collected from Telecom Italia and arising from the distribution of reserves formed prior to the purchase of the equity investment (440 million euros) rather than as a reduction in the value of the equity investment, the higher aggregate book value of equity investments as at 30 June 2002 explained above would be reduced to 1,726 million euros, since the original amount of writedown for tax purposes provided for in financial 1999 is to be considered as partially reduced.
Consequently, Olivetti S.p.A. shareholders' equity as at 30 June 2002 would be 1,561 million euros higher (net of taxes of 165 million euros) and half-year income would be 356 million euros lower (net of taxes of 84 million euros).

Net **financial indebtedness** as at 30 June 2002 was 15,662 million euros compared to 16,322 million euros as at 31 December 2001, with a net financial surplus of 660 million euros arising mainly from collection of dividends for 905 million euros and proceeds from the sale of the equity investments in Lottomatica and Webegg for 218 million euros, offset by financial charges of 393 million euros and other net outlays of 70 million euros.

As at 30 June 2002 the Parent Company had 77 **employees**, a decrease of 12 heads from 31 December 2001.

Dealings with related parties

Olivetti S.p.A.'s financial and commercial dealings with subsidiaries are conducted at normal market conditions and consist mainly of the provision of services, centralised treasury operations and, in line with its role as a holding company, coordination of the activities of the subsidiaries.

(in millions of euros)	Subsidiary companies	Associated companies
Dividend income (excluding tax credit)	858	-
Other financial income	4	-
Financial charges	295	-
Other revenues	3	-
Purchase of goods and services	2	-
Trade and other receivables	713	-
Financial receivables	187	-
Trade and other payables	8	-
Financial payables	10,010	-

CORPORATE GOVERNANCE

Having decided to update and improve its code of Corporate Governance and bring it into line with international best practice, on 25 July 2002 the Olivetti S.p.A. Board of Directors approved a series of principles of conduct to be observed in connection with operations, including infragroup operations, transacted with related parties, *in primis* directors and statutory auditors.

These principles are specifically designed to guarantee that such operations are correct and transparent in substance and in procedure and equally to ensure that the entire Board of Directors assumes its full responsibilities in carrying the relevant resolutions.

At the same time, a special procedure was drawn up setting out internal rules for the collection and communication to the Board of Statutory Auditors of the fullest possible information on operations with related parties, operations of particular economic, financial and equity importance as well as non-typical or unusual operations.

LEGAL PROCEEDINGS

Olivetti S.p.A.

The legal proceedings involving the Parent Company are described below:

1. Currently under preliminary examination by magistrates in Rome are the criminal charges brought by the Rome public prosecutors against former representatives and former employees of Olivetti (and of Poste Italiane S.p.A. - the Italian Post company) regarding products and services provided by Olivetti to the Post company in the early 1990s; the Rome magistrates recently acquitted all the Olivetti people involved in the investigation of the charge of peculation, since the fact did not amount to a crime.
2. With regard to the dispute in the Rome courts between Olivetti and Poste Italiane S.p.A. for non-payment by Poste Italiane S.p.A. of products and/or technical assistance, sentences passed to date are in favour of Olivetti and have been appealed by Poste Italiane S.p.A..
3. In relation to the disposal of the personal computers business in April 1997, lawsuits have been brought before the Ivrea courts against Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A. (which had merged Sy.F.A. S.p.A., which had in turn merged Olivetti Personal Computers S.p.A) by:
   a) Centenary Corporation and Centenary International, for damages (250 billion Italian lire or 129.1 million euros, claimed but lacking evidence) which the plaintiffs allege they suffered as a consequence of Olivetti Group's acquisition of the personal computers business (through the acquisition of the specific company division, which was demerged and transferred to OP Computers S.p.A., established for that purpose);
   b) ex-employees of OP Computers S.p.A., to ascertain that the contracts relating to the aforementioned disposal of the personal computers business are null and void, to obtain reinstatement as employees of Olivetti, with payment of salary differences and damages (calculated at 310 billion Italian lire or 160.1 million euros and lacking evidence);
   c) the receiver of OP Computers S.p.A. (which is in bankruptcy proceedings), to ascertain that the contract of sale of the personal computers business by Olivetti Personal Computers to OP Computers is either null and void, or to be annulled or revoked, claiming damages (again, lacking evidence and calculated at 158 billion Italian lire, or 81.6 million euros).
   d) a group of ex-employees of OP Computers S.p.A., who in 1998 filed a complaint against former legal representatives of the company; the Ivrea public prosecutors opened an investigation into alleged crimes and originally requested that the charges be dismissed; however, the investigating magistrate decided to continue the investigation with regard to one charge alone. The investigation is still underway.

   Olivetti and its external advisors believe that the transactions carried out regarding the disposal of the personal computers business were legal and proper, and therefore consider the above legal actions to be essentially groundless in fact and in law.
4. Olivetti and its subsidiary Olivetti Finanziaria Industriale S.p.A., for their part, have brought a lawsuit before the Milan courts against Piedmont International S.A. (a Centenary Group company) for the recovery of 100 billion Italian lire (51.6 million euros) due by the latter or a greater amount to be proven in court.

Telecom Italia Group

Disputes regarding Telecom Italia shareholder resolutions

The Turin courts dismissed the complaint filed against the shareholder resolution of 14 January 2000 (authorising the buy-back of savings shares by public tender and subsequent purchases on the market), which claimed that the proposal submitted for shareholder approval had been modified compared to that deposited for the meeting.

Still pending is the claim for 18.9 million euros of damages brought against Olivetti, Telecom Italia and the Chairman and Deputy Chairman *pro-tempore*, alleging non-fulfilment of the undertakings in the "Offer document" concerning the public tender and exchange offer made by Olivetti and Tecnost on Telecom Italia in 1999, and of the resolutions carried by the Shareholders' Meeting of 14 January 2000 regarding purchases of own savings shares.

Universal service

In January 2002 the Regional Administrative Court of Lazio accepted Omnitel's appeal for the annulment of the Telecommunications Authority' decision regarding the "applicability of the mechanism for the division of the net costs of the universal service for 1999", which had also been contested by Infostrada. Specifically, the court upheld the complaint alleging defects in the administrative procedure, but did not accept the appeal against the merits of the decision, which will in any case have to be renewed.

In the meantime, Infostrada and Omnitel have not paid their respective portions (set at 9 million euros overall), thereby preventing the Ministry of Communications from transferring the amount globally assessed in favour of Telecom Italia for costs sustained in 1999 for the universal service (27 million euros).

* * *

In February Telecom Italia was served with notice of Omnitel's appeal to the Regional Administrative Court of Lazio and Wind's extraordinary appeal to the Head of State for the annulment of the resolution setting out regulations for the "Universal Service: applicability of the mechanism for the division and assessment of the net cost for 2000". In addition to suspension of the resolution, Omnitel also requested prior referral to the European Court of Justice to ascertain whether community directives have been correctly interpreted.

Data transmission and Internet access services using x-DSL technology

Following the opening of an investigation into the supply by Telecom Italia of direct baseband circuits and the offer to its business customers of broadband Internet access and data transmission services based on x-DSL technology without a corresponding wholesale offer to competitors, in April 2001 the Competition and Market Authority imposed a fine of 59 million euros on Telecom Italia. In November 2001, the Regional Administrative Court of Lazio reduced the fine to 29 million euros, which was paid in January on a conditional basis, given Telecom Italia's intention of lodging an appeal with the Administrative Supreme Court. This appeal was subsequently filed for the annulment of the entire fine, on the grounds of a general lack of logic and defects in motivation and investigation.

Meanwhile, Albacom, Infostrada, AIIP, Unidata, Data Service and other operators filed claims for damages before the civil courts, alleging abuse of a dominant position by Telecom Italia in connection with the practices challenged by the Competition and Market Authority.

Galactica dispute

At the end of May 2001, a dispute arose between Telecom Italia and the Internet Service Provider Galactica S.p.A. (currently in winding-up) for the non-renewal of an agreement regarding an

experimental Internet access service at a flat rate. Claiming that failure to renew was unlawful, Galactica sued Telecom Italia for damages and filed an injunction against Telecom Italia interrupting the service.
In February 2002, Galactica filed another writ of summons for damages relating to alleged anti-competitive practices of Telecom Italia.
In May 2002 the investigating magistrate unified the two lawsuits.

Alleged anti-competitive strategies of Telecom Italia
Following the complaint filed by 27 competing operators regarding alleged strategies of Telecom Italia that are detrimental to market development, with decision no. 179/01/CONS, the Telecommunications Authority charged the Company with a series of breaches and, in July 2001, started sanction proceedings with specific resolutions.
Telecom Italia has challenged both the decision and the resolutions. In February, the Regional Administrative Court requested further documentation from the Authority and adjourned its decision to a later date.

Seat Pagine Gialle/De Agostini
Arbitration is underway on the dispute referred by De Agostini against Seat Pagine Gialle, Finanziaria Web, Matrix and the Buffetti Group for alleged breaches of the agreement signed in 2000 for the acquisition of shareholdings in Finanziaria Web (which controls Matrix) by Seat Pagine Gialle and De Agostini. Claiming that the conditions required under the agreement had occurred, De Agostini is requesting the transfer to Seat Pagine Gialle of its Finanziaria Web shares (40% of capital) for a price of 700 million euros, with payment beginning as from 30 June 2003.

Seat Pagine Gialle/Cecchi Gori
On 13 June 2002 the Rome courts dismissed the applications filed by Cecchi Gori Group Media Holding and Fin.Ma.Vi. to ascertain the nullity of the financial statements and related balance sheet as at 31 December 2000 of Cecchi Gori Communications - CGC (now Holding Media Communications) and to declare null the resolutions carried by the company's Shareholders' Meeting on 27 April 2001.
Still pending is the lawsuit filed by Cecchi Gori Group Media Holding for annulment of the contract governing the pledge of CGC shares to guarantee fulfilment of the undertakings set out in the contract by which on 7 August 2000 Seat Pagine Gialle acquired control of CGC. The contract itself is being examined by a board of arbitrators.

Stet Hellas
In 1996 Mobitel, a company in the Greek Interamerican Group (now Demco Reinsurance) and at that time the sole agent of Stet Hellas, initiated arbitration proceeding to ascertain its right to receive fees not only on outgoing traffic generated by the subscribers it introduced, but also on incoming traffic and on traffic generated by late-paying customers. It also claimed payment of relevant damages and of damages relating to resolution of the sole agency by Stet Hellas.
Stet Hellas and Telecom Italia (which replaced Stet International, the former guarantor of Stet Hellas and as such party to the agreements signed at the time) filed a counter-claim for damages suffered as the result of non-acquisition of market share due to breach of contract by Mobitel.
An initial partial award (October 2000) was made in favour of Mobitel's claim for recognition of fees on incoming traffic; in November 2001 the arbitration panel asserted its competence regarding quantification of damages as well as the existence of a due amount. The parties notified their final compensation claims, which are approximately 140 million euros by Mobitel and approximately 890 million euros by Stet Hellas and Telecom Italia.

Nortel Inversora

In April 2001, a minority shareholder applied for a writ of summons for Nortel to appear before the Buenos Aires courts for a conciliation attempt, alleging irregularities in the shareholders' resolution approving the financial statements for the year closed on 30 September 2000. The conciliation attempt was unsuccessful and the shareholder therefore served Nortel with a writ of summons for judgement of the merits of the case.

In August 2001, the shareholder took similar steps in respect of alleged irregularities in the shareholders' resolution approving the Nortel financial statements as at 31 December 2000. Although the conciliation attempt was unsuccessful, to date Nortel has not been summonsed for a hearing on the merits of the case.

In September 2001 the Buenos Aires courts issued a precautionary ruling whereby it: (i) suspended the effectiveness of the above-mentioned shareholders' resolutions approving the operations performed by the directors in the periods in question, and (ii) appointed a commissioner to report to the court on Nortel's economic situation and operations. Nortel contested the ruling and on 28 May 2002 the appointment of the commissioner was revoked and the Nortel shares owned by the plaintiff were placed under embargo. In August 2002, at the request of the same shareholder, two additional but unsuccessful conciliation hearings were held with regard to alleged irregularities in the resolutions carried by the Nortel ordinary and special Shareholders' Meetings of 25 April 2002.

Wholesale Telecom Corporation

In March 1999, Telecom Italia filed a claim before the Miami courts for payment by the local operator Wholesale Telecom Corporation ("WTC") of a sum of approximately 13 million US dollars for telephone traffic.

WTC filed a counter-claim against Telecom Italia and TMI USA for compensation from each of 60 million US dollars. In August, during the pre-trial procedure, the parties reached a settlement under which they have agreed to relinquish all claims.

Solpart Participaçoes

In August 2001, a minority shareholder of Brasil Telecom S.A. filed an appeal with the Curitiba civil courts (State of Paranà, Brazil) against the dismissal of precautionary suspension of certain rights of veto accorded to Telecom Italia International N.V. (formerly Stet International Netherlands N.V.) by the shareholder covenant operating in Solpart Participaçoes (the holding company of Brasil Telecom).

According to the appellant, Telecom Italia International has conflicting interests and therefore is not entitled to exercise its rights of veto regarding (i) the acquisition of Companhia Riograndense de Telecomunicações ("CRT") and (ii) the alleged bar placed on Brasil Telecom with regard to participation in the tender for Servicio Movel Pessoal ("SMP") licences.

The court dismissed the appeal and the appellant to date has not filed a summons against Telecom Italia International for a judgement on the merits of the case.

Brasil Telecom

In 2001 Brasil Telecom filed two lawsuits before the Rio de Janeiro civil courts (Brazil), respectively against Telecom Italia and Telecom Italia International and against two directors of Brasil Telecom appointed by Telecom Italia International. The plaintiff claims compensation for damages suffered as a result of acquisition of CRT and non-participation in the SMP tender.

Chase Manhattan Bank dispute

On 5 April 2002, the US District Court judge for the District of Delaware dismissed Telecom Italia (on the grounds that it was no longer a direct shareholder of Iridium LLC) from the action initiated in June 2000 by Chase Manhattan Bank (now JP Morgan Chase Bank) with regard to the 800 million US dollar loan granted in 1998 to Iridium Operating LLC (a subsidiary of Iridium LLC).

Chase has appealed against the judge's ruling and has also summonsed Iridium Italia S.p.A, in which Telecom Italia has a 30% shareholding (the remaining equity is equally owned by TIM and Telespazio) and which is a direct shareholder of Iridium LLC.

Dispute with INPS

In compliance with Law no. 58/1992, Telecom Italia is required to provide full national insurance coverage for all persons employed as at 20 February 1992 by STET S.p.A., SIP S.p.A., Italcable S.p.A. and Telespazio S.p.A., as well as persons transferred from the Public Administration to IRITEL, including periods previously worked in other companies, through the "Fondo Previdenza Telefonici" (Telephone Sector Employees Pension Fund), which merged into the "Assicurazione generale obbligatoria" (compulsory general insurance scheme) on 1 January 2000. The contributions due are calculated by INPS (Italian National Insurance Board) and must be paid in 15 annual instalments.

The amount of the liability regarding the payments due is uncertain, in that Telecom Italia and INPS disagree on the method of calculating such amounts.

However, 656 million euros of outstanding amounts due to INPS relating to ex-IRITEL employees are included in the Telecom Italia Group interim financial statements at 30 June 2002.

Concerning the application and interpretation of the regulation, a dispute with INPS arose in previous years regarding both the starting date for the calculation of interest due, as per the aforementioned Law no. 58/1992, for the deferred payment of the amount, as well as the exclusion from the provisions of Law 58/1992 of all those employees (except for ex-IRITEL personnel) who had already requested full insurance coverage prior to 20 February 1992.

Telecom Italia has undertaken to pay the amounts claimed by INPS according to its calculations, subject to adjustment in the event that the courts' final ruling should uphold the company's position.

According to Telecom Italia's estimates, the principal amount payable (excluding, as stated above, the portion relating to ex-employees of IRITEL) could vary, depending on the opposing interpretations and on evaluations which take account of all the employees involved, between 960 million euros and 1,284 million euros approximately, of which an amount of 334 million euros has already been paid.

In compliance with Group accounting policies, a provision for an amount in line with the minimum estimated liability has been stated in the interim consolidated financial statements of the Olivetti Group as at 30 June 2002, as a component of the goodwill arisen on the acquisition of Telecom Italia.

Following an agreement between INPS and Telecom Italia, pre-amortisation interest (including interest relating to ex-IRITEL employees) was paid by Telecom Italia – on a conditional basis – in fifteen equal annual deferred instalments, inclusive of interest at 5% per annum, up to the end of 1999, for a total amount of 110 million euros, net of adjustment interest and some refunds paid by INPS.

The dispute was settled in the first half of 2002 with Supreme Court sentence no. 3398/2002 which found in favour of Telecom Italia, in conformity with the previous sentence no. 4242/2000 (following which payment of the above interest and the deferred interest relating thereto was suspended as from June 2000).

A receivable of 131 million euros, including interest (at the conventional annual rate of 5%) has therefore been recorded in the Telecom Italia Group accounts. This was partially offset on 1 July 2002, on payment of the usual instalment.

EVENTS SUBSEQUENT TO 30 JUNE 2002

Telecom Italia Group

Disposals plan and corporate operations

- **AUNA:** in July 2002 the Telecom Italia Group reached an agreement to anticipate the execution of the sale of Auna already stipulated with Endesa, Union Fenosa and Banco Santander Central Hispano. The transfer of the entire shareholding owned by the Telecom Italia Group (26.89%), initially planned for December 2002, took place on 1 August, generating net proceeds of 1,805 million euros, plus a refund of 193 million euros for the capital increases paid by the Telecom Italia Group to Auna from January to June 2002. The operation raised a net capital gain of 1,027 million euros for the Telecom Italia Group.
- **Telemaco Immobiliare:** on 1 August 2002 Telecom Italia proceeded with the sale of its 40% equity investment in Telemaco Immobiliare to Mirtus, a company indirectly controlled by the US real estate fund Whitehall, which is promoted by the Goldman Sachs Group, raising proceeds of 178 million euros, plus distribution of reserves of 40 million euros. The net capital gain amounted to 64 million euros. The transaction provides for a price-adjustment mechanism for the vendors based on the company's assets and liabilities and the disposal value of certain assets during 2002.
- **Sogei**: on 1 July 2002 Finsiel reached an agreement with the Tax Policy Department of the Italian Ministry for the Economy and Finance for the sale of 100% of the capital of Sogei S.p.A., the company that manages the taxpayer database for the Italian Tax Authorities. The share transfer took place on 31 July at a sales price of 36 million euros (equivalent to the book value in the Group's consolidated financial statements as at 30 June 2002), plus distribution of reserves for 25 million euros. The operation is in line with the recommendations of the Parliament Database and Taxes Commission.
- **Telespazio**: on 2 August 2002 Telecom Italia reached an agreement with Finmeccanica for the sale of Telespazio together with a series of systems. The operation will have an overall impact of approximately 245 million euros on the Telecom Italia Group's net financial indebtedness, and give a net capital gain of 53 million euros in respect of the book value as at 30 June 2002. The sale is subject to approval by the Competition and Market Authority and is expected to take place by the end of 2002.
- **9Télécom**: on 26 August 2002 the sale of the equity investment in 9Télécom and the simultaneous purchase of 7% of LDCom was completed. The withdrawal fee was 282 million euros, which had already been provided in the first half of 2002.
- **Solpart Participaçoes**: on 26 August 2002, the Telecom Italia Group reached an agreement with its fellow partners in Solpart Participaçoes (which indirectly controls Brasil Telecom) for the reduction of its equity investment in Solpart (from 37.29% to 19% of ordinary share capital) through the sale of 18.29% of ordinary share capital to Timepart Participaçoes and Techold Participaçoes. This reduction is necessary to eliminate the regulatory impediments that to date have blocked start-up of a commercial GSM 1800 offer by the local TIM subsidiaries. The agreement reduces the Telecom Italia Group's shareholding to less than 20% of the ordinary share capital of Solpart and thus eliminates the rights that determined Telecom Italia's position as a controlling company of Brasil Telecom, thereby preventing TIM from launching a GSM service in Brazil. Since the share transfer relates exclusively to ordinary shares, the Telecom Italia Group will continue to hold all the preference shares it already owns (38% of preference share capital), which constitute the main portion of Solpart's capital. As soon as legally possible, the Telecom Italia Group plans to return to its former ownership position. In this case, the now defunct shareholder covenant will be re-formulated in order to give the management of Brasil Telecom greater flexibility in managing the

company. The operation is subject to approval by ANATEL, failing which the contract will be automatically resolved.

Preliminary agreement for the purchase of 100% of the shares of Blu S.p.A.

On 7 August 2002 TIM S.p.A. signed a preliminary agreement with the shareholders of Blu S.p.A. to acquire 100% of the shares of Italy's fourth GSM operator.

Under the terms of the general plan presented by Blu and approved by the Italian Ministry of Communications, the purchase is to take place as part of a unified and indivisible operation entailing the sale of 100% of Blu's share capital to TIM after the transfer of specific businesses to Vodafone Omnitel S.p.A. (which is to acquire part of the radio base stations), H3G S.p.A. (which is to acquire most of the sites) and Wind Telecomunicazioni S.p.A. (which is to acquire the customer base, the Blu brand and part of the network).

Blu will therefore cease to exist as an operator. It will relinquish its mobile radio licence and return the 15 MHz of frequency to the Ministry of Communications which, in view of the limited current availability of frequency, is expected to re-assign the Blu spectrum in three 5 MHz blocks to TIM, Vodafone Omnitel and Wind, for the term of their respective GSM licences. The final price to be paid to Blu shareholders will be determined on the basis of a Blu S.p.A. audited balance sheet as of the date on which the contract takes effect. TIM will pay a provisional price of 18 million euros for the Blu shares when the final contract is signed.

Closure of the agreement is subject to certain conditions:

- execution and performance of the definitive contracts for the transfer of businesses from Blu to Wind, Vodafone Omnitel and H3G;
- assignment to TIM, without additional charges, of the aforementioned 5 MHz of GSM 1800 frequency;
- the absence of decisions by any Authority that would impede transfer of 100% of the shares;
- that the final price be at least 18 million euros.

Having obtained the approval of the European Commission, the parties are awaiting formal authorisation from the competent authorities. Should the above conditions not transpire before a reasonable time has elapsed, the parties shall be free of all obligations.

The current selling shareholders of Blu include, with a stake of 9%, Edizioni Holding S.p.A. (of which the Deputy Chairman of Telecom Italia Gilberto Benetton and the Director Gianni Mion are respectively Chairman and Chief Executive Officer) and, with a stake of 25.4%, Autostrade S.p.A. (whose Executive Committee includes Benetton and Mion).

Bank facility renewal

In August 2002 Telecom Italia renewed its main 7.5 billion euros line of credit – in respect of the total syndicated amount of 10 billion euros expiring in 2002 – thus reducing its bank facility by 25% and confirming its intention of reducing its borrowings.

Labour agreement

On 30 July and 2 August 2002, agreements were signed at the offices of the respective Industrialists Unions between Telecom Italia S.p.A., Telemedia International Italia S.p.A., Tele Pay Roll Services S.p.A., Telecom Italia Lab S.p.A. and the industry Trade Unions concerning mobility schemes for a total of approximately 3,900 employees, executing the framework agreement of 27 May 2002 relating to the 2002-2004 Industrial Plan

The economic effects of the agreement are covered by extraordinary provisions made by Telecom Italia S.p.A..

Purchase of an additional stake in Stet Hellas

In August 2002, TIM International N.V., a TIM subsidiary, purchased from the Verizon group a 17.45% shareholding in Stet Hellas, in which it already held 63.95%, for a price of approximately 108 million euros. The operation, by which TIM International N.V. becomes the only industrial partner in the company and its key shareholder, is part of the Group strategy to rationalise its international portfolio by consolidating its position in the Mediterranean Basin.

Telecom Italia own share purchase

In connection with the own share purchase approved by the Telecom Italia Ordinary Shareholders' Meeting of 7 November 2001, from 1 July 2002 to 5 September 2002 Telecom Italia purchased 7,445,000 own savings shares at an average price of 5.26 euros per share, for an overall investment of 39 million euros, and 670,000 own ordinary shares at an average price of 7.71 euros per share, for an overall investment of 5 million euros. From 1 January 2002 Telecom Italia purchased 19,345,000 own savings shares for an overall amount of 109 million euros and 4,270,000 own ordinary shares for an overall amount of 36 million euros.

EPIClink purchase

After obtaining the approval of the Antitrust Authority, on 2 August 2002 Telecom Italia purchased 86% of EPIClink S.p.A. for 60.2 million euros. The stakes were sold by Edisontel S.p.A.(30.3%), Pirelli S.p.A. (25.3%; Pirelli is a Telecom Italia related party through the Chairman and the Chief Executive Officer Carlo Buora), IntesaBci S.p.A. (20%), E_voluzione (8%) and Camozzi Holding (2.4%). EPIClink S.p.A. specialises in information and communication technology outsourcing services for SMBs and industry parks. As a result of the operation, EPIClink's ownership structure is as follows: Telecom Italia 86%, Pirelli 5%, IntesaBci 5%, Camozzi 2%, E_voluzione 2%.

Antitrust authorisation for the purchase of an additional shareholding in Netesi

At the end of August 2002, the Antitrust Authority approved execution of the Telecom Italia agreement with the shareholders of Netesi (MTL Jupiter, Accenture, Angel Venture, Omniaholding, Euroclass, Intek and others) for the purchase of 69.1% of the company's share capital, of which it already held 17.98%, at a price of 11 million euros. On completion of the purchase, Telecom Italia will own 87.08% of Netesi.

Purchase of a shareholding in Mediocredito Centrale

In July 2002, Telecom Italia signed an agreement to purchase 3% of the share capital of Mediocredito Centrale at a price of 36 million euros. The share transfer will take place by 31 December 2002.

Tariff re-balancing

In connection with the price cap mechanism and pursuant to resolution no. 847/00/CONS of 11 December 2000, on 1 July 2002 Telecom Italia raised its monthly standing charge by 0.94 euros (including VAT) from 13.6 to 14.5 euros per month, with 30 minutes of free long-distance calls every two months for residential customers. The charge adjustment also affected "Business" customers, with an increase of 0.70 euros (including VAT) in the monthly standing charge and 60 minutes of free local traffic every two months. On 26 July 2002, Telecom Italia Domestic Wireline launched a new wholesale ADSL offer for telecommunications operators and Internet service providers, which cuts subscription tariffs by over 70% compared to the flat rate currently available on the market. This innovative commercial model duplicates the model already applied on narrow band (dial up), with the performance benefits of ADSL, namely high speed and easy access.

Telecommunications licences

On 25 July 2002, Italian Government approved a regulation raising the term of the individual telecommunications licences (including those already awarded) from fifteen to twenty years, so as to

provide all operators with a longer period of operation in view of the continuous growth and high competitiveness of the telephone services market.

Other companies in the Olivetti Group

- On 25 July 2002, the Olivetti S.p.A. Board of Directors examined and approved a transaction with Verizon (formerly Bell Atlantic) with the intention of removing at source any risk of dispute with regard to the right of first negotiation accorded to Bell Atlantic in 1999 – at the time of the public tender and exchange offer on Telecom Italia – in respect of all future disposals of equity investments held by Olivetti or by its investee companies in non-Italian companies active in mobile communications.
  In brief, Olivetti and Verizon have agreed to relinquish real or potential, present or future rights and claims (Verizon has repeatedly alleged violation of the 1999 agreement on the occasion of the recent disposals) pursuant to the 1999 agreement as regards sales that have already taken place and future sales.

  Through execution of the transaction, under which Olivetti pays a cash consideration of approximately 66.8 million euros, the constraints specified under the 1999 agreement have lapsed, thus creating favourable conditions for Olivetti to pursue the objectives of the 2002-2004 Industrial Plan. The charge is covered in full by the existing reserve for risks.

- In the second half of 2002, Olivetti Finance N.V. launched three additional euro bonds:
  1) a zero-coupon bond (regulation date 20 September 2002) convertible into Telecom Italia ordinary shares for approximately 385 million euros (350 million euros issued on 29 July, followed on 27 August by exercise of the greenshoe option for an additional amount of approximately 35 million euros by Lehman Brothers as global co-ordinator), maturing in March 2004; the loan property will be convertible into 41,400,000 Telecom Italia ordinary shares (at an exercise price of 9.30 euros per share), equivalent to approximately 0.79% of ordinary share capital;
  2) a 200 million euro bond issued and privately placed on 7 August as part of the EMTN Programme; the bond bears a floating-rate coupon at 1.45% over EONIA and matures in February 2005;
  3) a 250 million euro bond issued and privately placed on 9 August as part of the EMTN Programme; the bond bears an annual coupon of 7.77% and matures in August 2032.

  These issues have been guaranteed by Olivetti S.p.A.

- In August 2002, Olivetti Tecnost reached an agreement with SMT Vertronic, a Mexican company in the SMT Group, for the sale of industrial assets held by its subsidiary Olivetti Tecnost de Mexico, which operates in the office automation business.
  The transaction, which is scheduled to close in January 2003, involves the sale to SMT Vertronic of the Tlaxcala facility in Mexico. The facility employs approximately 1,700 people all of whom will be transferred to the purchaser's payroll.

OUTLOOK FOR OPERATIONS IN FULL-YEAR 2002

Taking into account financial charges and other operating costs that will accrue in the second half of the financial year, Olivetti S.p.A. expects to report a strong full-year net income figure for 2002 following the dividend that will arise from operations at Telecom Italia (which will be booked as accrued in the second half of the year).

In view of the foreseeable performance of the Telecom Italia Group, the Olivetti Group should report a positive consolidated income figure before taxes and before amortisation of goodwill on the acquisition of Telecom Italia.

Olivetti Group

Interim Consolidated Financial Statements as of 30 June 2002

Consolidated Balance Sheet
Consolidated Statement of Income
Explanatory Notes

olivetti

Olivetti Group
Consolidated balance sheet
(in millions of euros)

Assets	30.6.2002	31.12.2001	30.6.2001 (*)	30.6.2001
A) Amounts due from shareholders	**1**	**1**	**1**	**1**
B) Fixed assets				
I. Intangible fixed assets	37,479	39,220	40,742	41,220
II. Tangible	20,628	22,097	22,101	24,995
III. Financial				
1) Equity investments	5,747	6,716	8,720	8,315
2) Financial receivables				
Due within 12 months	19	82	78	78
3) Other receivables				
Due within 12 months	71	82	108	109
Due after 12 months	247	390	424	428
4) Other securities	154	87	122	139
5) Treasury stock	393	393	393	393
Total financial fixed assets	6,631	7,750	9,845	9,462
Total fixed assets (B)	**64,738**	**69,067**	**72,688**	**75,677**
C) Current assets				
I. Inventories	839	861	1,285	1,325
II. Receivables				
Due within 12 months	13,893	13,760	12,577	13,272
Due after 12 months	634	728	720	553
Total receivables	14,527	14,488	13,297	13,825
III. Financial assets not held as fixed assets				
Equity investments	168	393	573	573
Securities	2,707	3,616	6,004	5,996
Receivables for securities held under reverse repurchase agreements	45	4	55	55
Total financial assets not held as fixed assets	2,920	4,013	6,632	6,624
IV. Liquid funds	2,636	3,702	4,095	4,152
Total current assets (C)	**20,922**	**23,064**	**25,309**	**25,926**
D) Accrued income and prepaid expenses	**2,108**	**2,095**	**1,977**	**1,996**
TOTAL ASSETS	87,769	94,227	99,975	103,600

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

Liabilities and shareholders'equity	30.6.2002	31.12.2001	30.6.2001 (*)	30.6.2001
A) Shareholders' equity				
I. Share capital	8,796	8,784	7,282	7,282
I bis. Share capital increases to be filed with the Companies Register pursuant to article 2444 of the Italian Civil Code	2	1	-	-
I ter. Share capital increase payments relating to shares to be issued	-	-	-	-
II. Additional paid-in capital	3,765	3,765	3,762	3,762
II bis. Additional paid-in capital in respect of share capital increases to be filed with the Companies Register	-	-	-	-
III. Revaluation reserve	1	1	1	1
IV. Legal reserve	921	921	921	921
V. Reserve for treasury stock	2	2	2	2
VII. Other reserves	2,450	2,452	2,457	2,457
VIII. Sundry reserves, retained earnings and accumulated losses	(3,499)	(107)	(96)	(96)
IX. Group income (loss) for the period	(511)	(3,090)	(1,087)	(1,087)
Total group shareholders' equity	**11,927**	**12,729**	**13,242**	**13,242**
X. Minority interests	11,369	13,624	14,756	15,670
Total shareholders' equity (A)	**23,296**	**26,353**	**27,998**	**28,912**
B) Reserves for risks and charges				
1) Employee pensions and similar obligations	55	66	50	50
2) Taxation	995	759	1,469	1,576
3) Other provisions	3,103	3,333	1,809	1,848
Total reserves for risks and charges (B)	**4,153**	**4,158**	**3,328**	**3,474**
C) Reserve for employee severance indemnities	**1,450**	**1,414**	**1,441**	**1,441**
D) Payables				
Due within 12 months	19,961	21,209	28,040	28,907
Due after 12 months	36,693	39,042	37,100	38,763
Total payables (D)	**56,654**	**60,251**	**65,140**	**67,670**
E) Accrued expenses and deferred income	**2,216**	**2,051**	**2,068**	**2,103**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	87,769	94,227	99,975	103,600

MEMORANDUM ACCOUNTS

Personal guarantees given, net of counter-securities received	1,546	1,538	751	2,822
Guarantees on Group companies' assets	152	163	3	3
Commitments	5,070	5,431	3,290	3,290
Other accounts	290	295	264	264
TOTAL MEMORANDUM ACCOUNTS	**7,058**	**7,427**	**4,308**	**6,379**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

Olivetti Group
Consolidated statement of income

(in millions of euros)	1st half 2002	1st half 2001 (*)	1st half 2001	Year 2001
A) Value of production				
1) Revenues from sales and services	15,543	15,334	16,189	32,016
2) Changes in inventories of work-in progress, semi-finished and finished products	(4)	14	15	(15)
3) Changes in contract work-in progress	9	188	188	(119)
4) Capitalised production	248	169	199	583
5) Other revenues and income	273	218	231	476
Total value of production (A)	**16,069**	**15,923**	**16,822**	**32,941**
B) Costs of production				
6) Raw, ancillary and consumable materials and goods for resale	1,097	1,238	1,281	2,640
7) Services received	4,653	4,738	4,917	9,782
8) Leases and rentals	557	536	559	1,096
9) Personnel	2,449	2,460	2,610	4,919
10) Amortisation, depreciation and writedowns	3,817	3,878	4,167	8,110
11) Change in inventories of raw, ancillary and consumable materials and goods for resale	(4)	(105)	(90)	(42)
12) Provisions for risks	85	82	85	389
13) Other provisions	34	20	20	97
14) Other operational expenses	415	397	424	858
Total costs of production (B)	**13,103**	**13,244**	**13,973**	**27,849**
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A-B)	**2,966**	**2,679**	**2,849**	**5,092**
C) Financial income and charges				
15) Income from equity investments	34	62	62	221
16) Other financial income	641	565	569	1,225
17) Interest and other financial charges	(1,985)	(1,707)	(1,805)	(4,330)
Total financial income and charges (C)	**(1,310)**	**(1,080)**	**(1,174)**	**(2,884)**
D) Value adjustments to financial assets				
18) Revaluations	82	94	93	198
19) Writedowns	(541)	(1,053)	(1,050)	(2,394)
Total value adjustments to finacial assets (D)	**(459)**	**(959)**	**(957)**	**(2,196**
E) Extraordinary income and charges				
20) Income	1,204	484	484	99
21) Charges	(966)	(309)	(325)	(4,105
Total extraordinary income and charges (E)	**238**	**175**	**159**	**(3,109**
RESULT BEFORE TAXATION AND MINORITY INTERESTS (A-B+C+D+E)	**1,435**	**815**	**877**	**(3,097**
22) Income taxes for the period	(846)	(1,222)	(1,272)	(579
23) Result attributable to minority shareholders in subsidiary companies	(1,100)	(680)	(692)	58
24) GROUP NET RESULT FOR THE PERIOD	**(511)**	**(1,087)**	**(1,087)**	**(3,09**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method

Explanatory Notes

Basis of presentation

The interim consolidated financial statements as at 30 June 2002 consist of the interim Accounting Statements and these Explanatory Notes.

The interim accounting statements as at 30 June 2002 consist of the consolidated Balance Sheet as at 30 June 2002 and the consolidated Statement of Income for the first six months of financial 2002. They have been prepared in accordance with the formats specified in the provisions of Legislative Decree no. 127 of 9 April 1991, as required by article 81, par 3, of the Regulation approved by the Italian Commission for listed Companies and Stock Exchange (CONSOB) with resolution no. 11971 of 14 May 1999 and subsequent amendments.

The headings in the Balance Sheet and the Statement of Income are grouped in accordance with par 4 of article 81 of the aforementioned Regulation.

If significant, accounting data that has been omitted has, nonetheless, been highlighted in the Explanatory Notes, which are provided to illustrate, analyse and in some cases supplement the data reported in the consolidated accounts. The Explanatory Notes include the information required by the aforementioned CONSOB resolution no. 11971/1999; they also provide additional information, even where not required by specific legislation, if deemed necessary to present a true and fair view.

The interim consolidated financial statements as at 30 June 2002 have been prepared using the interim financial statements as at 30 June 2002 of the Parent Company Olivetti S.p.A. and of the companies it controls directly or indirectly (that is to say, those companies in which, at 30 June 2002, Olivetti S.p.A. held, directly or indirectly, the majority of voting rights exercisable at the ordinary Shareholders' Meeting, or sufficient votes to have a dominant influence), with the exception of a number of minor subsidiary companies and those sold since 30 June 2002.

Beginning with the consolidated financial statements as at 31 December 2001, Nortel Inversora and the Telecom Argentina Group (Nortel Inversora Group) are consolidated with the equity method. In the 2000 financial statements, they were consolidated on a proportional basis as allowed under article 37 of Legislative Decree no. 127/1991.
In order to provide a basis for comparison, the most significant changes in balance-sheet and income headings are also shown in respect of figures for the first half of 2001 restated by consolidating the Nortel Inversora Group with the equity method.

An exhibit is provided listing the companies included in the interim consolidated financial statements as at 30 June 2002 and equity investments, as required under the aforementioned CONSOB Regulation.

Consolidation principles and accounting policies

1) *Reference to consolidation principles and accounting policies used in the preparation of the full-year financial statements as at 31 December 2001*

Where applicable, the consolidation principles and accounting policies used to prepare the interim consolidated financial statements as at 30 June 2002 are consistent with those used in the preparation of the consolidated financial statements as at 31 December 2001 and illustrated in the Explanatory Notes included in the "2001 Annual Report".

2) *Special accounting policies used in the preparation of the interim consolidated financial statements as at 30 June 2002*

Consistently with the policy adopted in the first half of 2001, where adequate information on the interim results of associated companies is not available, the equity investments in said companies as at 30 June 2002 are stated at the book values disclosed in the consolidated financial statements as at 31 December 2001 or at the cost incurred during the first half.

3) *Exceptions to consolidation principles*

No exceptions to the consolidation principles set out in Legislative Decree no. 127/1991 have been made in the interim consolidated financial statements as at 30 June 2002.

5) *Grouping of financial-statement headings*

The interim consolidated financial statements as at 30 June 2002 do not include any groupings of headings except as allowed by the aforementioned Regulation approved by CONSOB resolution no. 11971/1999 and subsequent amendments and additions.

6) *Supplementary information*

In order to provide a clearer and complete picture of interim consolidated earnings, a reclassified interim consolidated statement of income is included in the Report on Operations.
This statement classifies income items by nature, with separate disclosure of non-recurring income and charges that, in light of business trends, are not likely to be repeated in the future.

8) *Presentation of the balance sheet as at 30 June 2002, of the statement of income for the first half of 2002 and of numerical information included in the Explanatory Notes in euros or multiples thereof*

Following the introduction of the euro, the Olivetti Group has set out the figures contained in the consolidated balance sheet as at 30 June 2001 and 2002, the consolidated statement of income for the first half of 2001, the first half of 2002 and full-year 2001 and in the related explanatory notes in millions of euros.

Translation into euros of interim financial statements denominated in foreign currency

The interim financial statements of foreign subsidiary companies are translated into euros by applying the exchange rates ruling at closure to balance-sheet headings and the average exchange rates for the period to income-statement headings. Any gains and losses and those arising from the translation of opening shareholders' equity at the closing rather than the opening exchange rates are recorded separately under a specific consolidated shareholders' equity heading "Sundry reserves, retained earnings and accumulated losses".

The exchange rates applied to the currencies of non-EMU countries were as follows:

	Exchange rates Euro/Local Currency			Average rates for the 1st half 2002	
	30.6.2002	31.12.2001	30.6.2001	T.I. Group	Other
European currencies					
Danish krone	7.42920	7.43650	7.44440	-	7.43150
British pound	0.64980	0.60850	0.60310	0.62165	0.62234
Norwegian krone	7.43050	7.95150	7.88650	-	7.62024
Swedish krone	9.10150	9.30120	9.21250	-	9.16260
Swiss franc	1.47210	1.48290	1.52280	-	1.47210
Non-European currencies					
US dollar	0.99750	0.88130	0.84800	0.89790	0.90421
Japanese yen	118.200	115.330	105.370	-	116.083
Hong Kong dollar	7.78050	6.87230	6.61430	6.87230	7.78050
South African rand	10.3043	10.4302	6.83320	-	9.80065
Argentine peso	3.79500	1.49821	0.84800	2.38213	2.61803
Brazilian real	2.83730	2.08224	1.95456	2.19158	2.25424
Chilean peso	684.285	577.066	531.399	596.448	603.042
Colombian peso	2,394.51	2,019.22	1,942.42	-	2,083.70
Mexican peso	9.96500	8.05711	7.69170	-	8.56231
Peruvian sol	3.49870	3.03343	2.99090	-	3.13498
Venezuelan bolivar	1.349,37	672.432	609.712	1,349.37	880.473

The average exchange rates for the first six months of 2002 used for the translation of income-statement headings denominated in non-EMU currencies were determined as follows:

- for companies in the Telecom Italia Group: the arithmetic average rates as detailed in the Explanatory Notes to the Telecom Italia consolidated financial statements;
- for the other companies in the Olivetti Group: the average rates weighted against monthly revenues, to take due account of seasonal business trends, in line with the principles adopted in the previous financial periods.

Comments on consolidated assets

B) Fixed assets

I. Intangible fixed assets

Net intangible fixed assets as at 30 June 2002 amounted to 37,479 million euros (39,220 million euros as at 31 December 2001).

(in millions of euros)	Net value at 31.12.2001	Increases	Amortisation charges	Changes in consolidation area and other	Net book value at 30.6.2002
Start-up and expansion costs	126	12	(22)	(14)	102
Industrial patents and intellectual property rights	1,291	141	(402)	133	1,163
Concessions, licences, trademarks and similar rights	4,307	5	(39)	(388)	3,885
Goodwill	50	-	(6)	(6)	38
Assets in process of formation and advance payments	874	313	-	(515)	672
Other	735	61	(88)	254	962
Consolidation differences	31,837	76	(1,078)	(178)	30,657
Total	**39,220**	**608**	**(1,635)**	**(714)**	**37,479**

Start-up and expansion costs comprised costs relating to share-capital increases.

Industrial patents and intellectual property rights essentially related to application software owned or licensed indefinitely, largely attributable to the Telecom Italia Group.

Concessions, licences, trademarks and similar rights mainly comprised the residual cost of the UMTS and PCS licences acquired by TIM. The decrease of 422 million euros was largely due to changes in the exchange rates in South American countries.

Consolidation differences (or consolidation goodwill) stood at 30,657 million euros as at 30 June 2002 and included:

- 21,319 million euros for the acquisition at the end of the first half of 1999 of 52.12% of the ordinary share capital of Telecom Italia, and 678 million euros for the additional acquisitions in the second half of financial 1999;
- 8,464 million euros recorded by the Telecom Italia Group, specifically 5,600 million euros for the Seat Pagine Gialle Group, 769 million euros for the Entel Chile Group, 778 million euros for TIM, 325 million euros for Corporacion Digitel, 280 million euros for TDL Infomedia and 178 million euros for Holding Media e Comunicazione.

Assets in process of formation and advance payments totalled 672 million euros, of which 670 million euros for costs sustained by Telecom Italia, mainly for current software development projects.

The heading *Other*, amounting to 962 million euros, included:

a) 235 million euros in respect of leasehold improvements, of which 231 million euros attributable to the Telecom Italia Group;
b) 45 million euros of bank fees and commissions in respect of the Telecom Italia public tender offer;
c) 163 million euros of bond issuance expenses.

II. Tangible fixed assets

Net tangible fixed assets as at 30 June 2002 totalled 20,628 million euros (22,097 million euros as at 31 December 2001) and comprised:

(in millions of euros)	Gross value at 30.6.2002	Accumulated depreciation 30.6.2002	Net book value at 30.6.2002	Net book value at 31.12.2001	Changes
Land and buildings	4,755	1,750	3,005	3,137	(132)
Plant and machinery	57,466	41,702	15,764	16,695	(931)
Industrial and commercial equipment	1,095	1,025	70	83	(13)
Other assets	2,013	1,393	620	746	(126)
Assets under construction and advance payments	1,169	-	1,169	1,436	(267)
Total	**66,498**	**45,870**	**20,628**	**22,097**	**(1,469)**

The movements on this heading in the first half of 2002 were as follows:

(in millions of euros)	
Net book value at 31 December 2001	**22,097**
Additions:	
Telecom Italia Group	1,344
Other companies	15
Depreciation	(1,947)
Decreases	(87)
Changes in consolidation area, exchange differences and other changes	(794)
Net book value at 30 June 2002	**20,628**

Additions at the Telecom Italia Group amounted to 1,344 million euros, as follows:

(in millions of euros)	1st half 2002
Domestic Wireline	747
Mobile	429
Telespazio	6
International Operations	135
Internet and Media	12
Market IT	5
Group IT	26
Sundry operations and consolidation adjustments	(16)
Total	**1,344**

Additions at the other Group companies amounted to 15 million euros, and were largely attributable to the Olivetti Tecnost Group.

Depreciation was provided at rates deemed to reflect the residual useful life of the tangible fixed assets in question.

These rates, correlated to the period of utilisation as regards additions for the period, were as follows:

Property	3-10%
Plant and machinery	3-40%
Industrial equipment	15-40%
Other assets	12-33%

III. Financial fixed assets

Financial fixed assets as at 30 June 2002 totalled 6,631 million euros, compared with 7,750 million euros as at 31 December 2001, and comprised:

(in millions of euros)	30.6.2002	31.12.2001	Changes
Equity investments	4,261	5,057	(796)
Advances on future capital contributions	1,486	1,659	(173)
Financial receivables	19	82	(63)
Other receivables due from:			
subsidiary companies	-	2	(2)
associated companies	12	117	(105)
other companies	306	353	(47)
Other securities	154	87	67
Treasury stock	393	393	-
Total	**6,631**	**7,750**	**(1,119)**

Equity investments

(in millions of euros)	30.6.2002	31.12.2001	Changes
Equity investments in unconsolidated subsidiary companies	31	19	12
Equity investments in associated companies	3,844	4,651	(807)
Equity investments in other companies	386	387	(1)
Total	**4,261**	**5,057**	**(796)**

Equity investments in associated companies (3,844 million euros as at 30 June 2002) comprised:

(in millions of euros)	30.6.2002	31.12.2001	Changes
- Telekom Austria	1,435	1,460	(25)
- GLB Serviços Interativos	15	24	(9)
- Solpart Participaçoes	157	238	(81)
- Mobilkom Austria	-	544	(544)
- AUNA	883	690	193
- Etec S.A.	472	551	(79)
- IS TIM	-	81	(81)
- Mirror International Holding	94	94	-
- BDT	-	158	(158)
- Telemaco Immobiliare	109	91	18
- IM.SER.	147	141	6
- Netco Redes	121	125	(4)
- Telekom Srbija	195	195	-
- Others	216	259	(43)
Total	**3,844**	**4,651**	**(807)**

The decrease of 807 million euros was mainly due to the disposals of the first six months. The investment of 193 million euros in AUNA referred to capital increases effected by the Telecom Italia Group from January to June 2002, which will be refunded at the time of the sale of the equity investment.

The aggregate value of these equity investments included the residual amount to be amortised (1,228 million euros as at 30 June 2002 and 1,688 million euros as at 31 December 2001) of the positive consolidation difference that arose, at the time of acquisition, between the purchase cost and the value of the corresponding net equity portion of the investee companies. This difference mainly referred to:

(in millions of euros)	30.6.2002	31.12.2001
- Telekom Austria	648	677
- Mobilkom Austria	-	280
- AUNA	253	253
- Netco Redes	98	103
- Etec S.A.	103	106
- Others	126	269
Total	**1,228**	**1,688**

Advances on future capital contributions referred entirely to the Telecom Italia Group.

Other receivables

Other receivables classified as financial fixed assets (but not included in the net financial position) totalled 318 million euros as at 30 June 2002 (of which 71 million euros short-term and 247 million euros medium/long-term). Other receivables due after 12 months included 107 million euros, including revaluations, in respect of advance tax payments on employee severance indemnities.
As at 31 December 2001 non-financial receivables totalled 472 million euros, of which 82 million euros short-term and 390 million euros medium/long-term.

Other securities

These assets totalled 154 million euros as at 30 June 2002 compared to 87 million euros as at 31 December 2001, an increase of 67 million euros.

Treasury shares held by the Parent Company and its subsidiary Olivetti International Holding S.A.

As at 30 June 2002, Olivetti S.p.A. and Olivetti International Holding S.A. held a total of 214,628,828 Parent Company ordinary shares, carried at a book value of 393 million euros. Treasury shares held by the Parent Company Olivetti S.p.A. (2,697,500) are carried at a book value of 2 million euros and arose partly from purchases authorised by the Shareholders' Meeting of stock held by employees of the Parent Company and its subsidiaries. Shares held by Olivetti International Holding S.A. (211,931,328) were obtained in joint exchange with Tecnost S.p.A. shares following the upstream merger of Tecnost into Olivetti and are carried at an aggregate value of 391 million euros, the original book value of the Tecnost shares.

The Olivetti S.p.A. Shareholders' Meeting of 4 October 2000 authorised the Board of Directors, pursuant to article 2357 ter, par 1, to dispose of the 2,697,500 treasury shares detailed above by 31 December 2002 by assigning, in one or more tranches, stock options to former employees of the Parent Company and its subsidiary companies.

C) Current assets

I. Inventories

Net inventories as at 30 June 2002 amounted to 839 million euros (861 million euros as at 31 December 2001):

(in millions of euros)	30.6.2002	31.12.2001	Changes
Raw, ancillary and consumable materials	37	42	(5)
Work-in progress and semi-finished products	32	29	3
Total manufacturing inventories	69	71	(2)
Finished products and goods for resale:			
- in respect of group core business	376	409	(33)
- property for sale	18	27	(9)
	394	436	(42)
Contract work-in-progress	373	352	21
Advance payments	3	2	1
Total	**839**	**861**	**(22)**

Long-term contract work-in-progress reflected considerations due under contractual terms, according to the percentage-of-completion method.

Property for sale comprised land and buildings in the Olivetti Group's real estate portfolio, as well as residential real estate whose construction or restructuring had not been completed by the contractors as at 30 June 2002.

II. Receivables

Accounts receivables not held as fixed assets as at 30 June 2002 amounted to 14,527 million euros (14,488 million euros as at 31 December 2001).

(in millions of euros)	30.6.2002	31.12.2001	Changes
Receivables due within 12 months	13,893	13,760	133
Receivables due after 12 months	634	728	(94)
Total	**14,527**	**14,488**	**39**

Receivables due within 12 months

(in millions of euros)	30.6.2002	31.12.2001	Changes
Financial receivables:			
Interest-bearing current account and loans			
- subsidiary companies	27	7	20
- associated companies	82	206	(124)
- third parties	818	599	219
	927	812	115
Non-financial receivables due from:			
- subsidiary companies	41	25	16
- associated companies	294	363	(69)
- trade customers	9,338	9,081	257
- others	4,216	4,354	(138)
	13,889	13,823	66
less: *allowance for doubtful accounts*	(923)	(875)	(48)
	12,966	12,948	18
Total	**13,893**	**13,760**	**133**

Trade receivables before allowances for bad debts amounted to 9,338 million euros and referred in the main to amounts due for telecommunications services and supplies of office products.
Receivables were written down to estimated realisable value.

Trade receivables ceded during the first half of 2002 through factoring operations totalled approximately 1,873 million euros of which 1,603 million euros related to TIM (receivables due from dealers ceded without recourse within the agreed limits, with collection on the due date); ceded receivables not yet due as at 30 June 2002 amounted to 211 million euros.

During the first half, Telecom Italia S.p.A. transacted securitisation operations which generated a decrease of 843 million euros in trade receivables, of which 747 million euros not yet due (resulting in a net financial effect of 824 million euros).
As at 31 December 2001 receivables ceded through securitization operations totalled 877 million euros, of which 684 million euros not yet due (resulting in a net financial effect of 848 million euros).

Other short-term non-financial receivables amounted to 4,216 million euros (4,354 million euros as at 31 December 2001) and comprised:

(in millions of euros)	30.6.2002	31.12.2001	Changes
Subsidies and grants due from the State and other public bodies	48	43	5
Amounts collected from customers, currently being credited	154	210	(56)
Amounts due from tax authorities	2,144	2,215	(71)
Prepaid taxes	888	991	(103)
Amounts due from employees	81	94	(13)
Sundry amounts due (from the State and other public bodies and sundry items)	901	801	100
Total	**4,216**	**4,354**	**(138)**

Receivables due after 12 months

Receivables due after 12 months as at 30 June 2002 totalled 634 million euros and included:

- 609 million euros for prepaid taxes (or deferred tax assets), of which 238 million euros for entry in the Olivetti consolidated financial statements only of the Telephone Companies Employees Social Security Fund payable (accounted on a cash basis by the Telecom Italia Group);
- 25 million euros for other receivables.

III. Financial assets not held as fixed assets

As at 30 June 2002, these assets amounted to 2,920 million euros (4,013 million euros as at 31 December 2001).

(in millions of euros)	30.6.2002	31.12.2001	Changes
Equity investments in subsidiary companies	163	247	(84)
Equity investments in associated companies	3	134	(131)
Other equity investments	2	12	(10)
Securities	2,707	3,616	(909)
Receivables for securities held under reverse repurchase agreements	45	4	41
Total	**2,920**	**4,013**	**(1,093)**

Equity investments available for sale are classified as Equity investments under current assets and carried at the lower of purchase cost and estimated realisable value based on stock market prices based on stock market prices in the last month.
Equity investments acquired for trading purposes relating to listed companies, including those consolidated in full, are classified as Securities and carried at the lower of purchase cost and realisable value based on period-end stock market prices.

Aggregate Securities amounted to 2,707 million euros as at 30 June 2002 and were held in the main by Group finance companies in connection with trading activities; they included 378 million euros for Italian government securities and corporate bonds held by the Telecom Italia Group.

Receivables for securities held under reverse repurchase agreements (45 million euros) reflect the purchase cost of securities purchased under a commitment to resell them at an agreed date and for an agreed price. Income and charges relating to these transactions are calculated in respect of the

difference between the spot and forward prices and are recognised on an accrual basis under accrued income or expenses and classified as other financial income/charges.

IV. Liquid funds

As at 30 June 2002 liquid funds amounted to 2,636 million euros (3,702 million euros as at 31 December 2001), including 1,264 million euros for the Telecom Italia Group. They consisted mainly of cash held in bank current accounts.

D) Accrued income and prepaid expenses

Accrued income and prepaid expenses as at 30 June 2002 amounted to 2,108 million euros (2,095 million euros as at 31 December 2001).

(in millions of euros)	30.6.2002	31.12.2001	Changes
Accrued income:			
- interest income:			
within 12 months	490	366	124
after 12 months	-	12	(12)
- other	75	100	(25)
Total accrued income	565	478	87
Prepaid expenses:			
- interest charges:			
within 12 months	139	59	80
after 12 months	628	693	(65)
- other	626	734	(108)
Discounts on bond issues and other similar charges on loans	150	131	19
Total prepaid expenses and discounts	1,543	1,617	(74)
Total	**2,108**	**2,095**	**13**

Prepaid expenses in respect of financial charges due after 12 months amounted to 628 million euros as at 30 June 2002 and consisted of the redemption premium on the Olivetti 1.5% 2001 – 2004 and Olivetti 1.5% 2001 – 2010 bonds issued by the Parent Company in 2001 and on the 2000 – 2005 Bond exchangeable for Telecom Italia shares issued by Olivetti Finance N.V. in 2000, for the portions not accrued in the first half of 2002.

Comments on consolidated liabilities and shareholders' equity

A) Shareholders' equity

I. Share capital

The share capital of Olivetti S.p.A. as at 30 June 2002, fully subscribed, paid-up and filed with the Companies Register, was represented by 8,795,995,549 ordinary shares with a par value of 1 euro each (8,783,701,564 ordinary shares as at 31 December 2001) for an aggregate value of 8,795,995,549 euros (8,783,701,564 euros as at 31 December 2001).

The following operations determined the net increase of 12,293,985 euros in the first half of 2002:

- share-capital increases for an aggregate amount of 839,593 euros subscribed by 31 December 2001 and filed with the Companies Register in January 2002, as follows:
  - 780,895 euros as a result of conversion of 780,895 "Olivetti floating-rate 1998-2002" bonds;
  - 52,575 euros as a result of exercise of 52,575 "Olivetti 1998-2002 ordinary share warrants";
  - 6,123 euros as a result of exercise of 12,246 "Olivetti 2001-2002 share warrants";

- share-capital increases for an aggregate amount of 26,954 euros as a result of exercise in December 2001 of 21,033 "Olivetti 1998-2002 ordinary share warrants" and 12,246 "Olivetti 2001-2002 share warrants", for which the relevant shares were issued and filed with the Companies Register in the first half of 2002;

- share-capital increases for an aggregate amount of 5,028,666 euros as a result of bond conversions, as follows:
  - 2,240,141 euros as a result of conversion of 2,240,141 "Olivetti floating-rate 1998-2002" bonds with a par value of 1,000 Italian lire each (equivalent to 0.5163 euros) and after utilisation of an amount of 1,083,204 euros from the "Reserve tied to conversion of Olivetti floating-rate 1998-2002 bonds" formed following the re-denomination of share capital in euros;
  - 110,085 euros as a result of conversion of 110,085 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" (in addition to a share premium of 176,136 euros);
  - 2,678,440 euros as a result of conversion of 2,678,440 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium";

- share-capital increases for an aggregate amount of 6,398,772 euros as a result of exercise of warrants, as follows:
  - for a par value of 733,321 euros as a result of exercise of "Olivetti 1998-2002 ordinary share warrants"; this increase was effected for 378,729 euros against payment (of 0.516 euros per share, equivalent to 1,000 Italian lire) and for 354,592 euros on a free basis (through use of the "Reserve tied to exercise of Olivetti 1998-2002 ordinary share warrants" formed following the re-denomination of share capital in euros);
  - for a par value of 5,654,982 euros as a result of exercise of an equal number of "Olivetti 1999-2001 share warrants" assigned to managers of the Parent Company and its subsidiary companies;
  - for a par value of 2,688 euros (in addition to a share premium of 8,114 euros) as a result of exercise of 2,688 "Olivetti ex Tecnost 1999-2004 warrants" on an exchange basis of 1.12

Olivetti shares per warrant; the issue was effected for 620 euros against payment and for 2,068 euros on a free basis through use of the "Reserve tied to exercise of Olivetti ex Tecnost 1999-2004 warrants" formed following the re-denomination of Tecnost S.p.A. share capital in euros;

- for a par value of 7,781 euros (in addition to a share premium of 6,746 euros) as a result of exercise of 15,562 "Olivetti 2001-2002 ordinary share warrants".

Future potential changes in share capital and proxies granted to the Directors

The following were still outstanding as at 30 June 2002:

- 26,058,010 "Olivetti floating-rate 1998-2002" bonds; if converted, these bonds would generate a share-capital increase for a total par value of 26.1 million euros, of which 12.6 million euros from utilisation of the special reserve for free capital increases;
- 22,098,147 "1998-2002 ordinary share warrants" for a total par value of 22.1 million euros, of which 10.7 million euros from utilisation of the special reserve for free capital increases;
- 137,355,625 "Olivetti ex Tecnost 1999-2004 warrants" exercisable at a floating price until expiry; if exercised, these warrants would generate a share-capital increase, including share premium, for a total amount varying from a minimum of 538.9 million euros (July 2002) to a maximum of 711.7 million euros (June 2004), in addition to 118.4 million euros from utilisation of reserves formed for free capital increases;
- 487,423,074 "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" which would generate a share-capital increase for a total par value of 487.4 million euros (in addition to a share premium of 779.9 million euros);
- 347,818,668 "Olivetti 2001-2002 ordinary share warrants"; if exercised, these warrants would generate a share-capital increase for a total par value of 173.9 million euros (in addition to a share premium of 150.8 million euros);
- 2,409,842,682 "Olivetti 1.5% 2001-2010 convertible bonds with redemption premium" in respect of which at 30 June 2002 an equal number of Olivetti ordinary shares could have been issued for a total par value of 2,409.8 million euros.

In connection with the proxy granted by the Extraordinary Shareholders' Meeting of 7 April 1999 pursuant to article 2443 of the Italian Civil Code, the Board of Directors' meeting of 24 February 2000 approved a Three-Year Stock Option Plan from 1 January 2002 to 31 December 2004, assigning to approximately one hundred managers of the Parent Company and its subsidiaries 29,500,000 free warrants for subscription of an equal number of Olivetti ordinary shares at a price of 3.308 euros per share (after adjustment for the share-capital increases of 2001), corresponding to the normal value of Olivetti ordinary shares at the date of the Board of Directors' meeting.
The stock options were to have been exercised in three groups in the period between 1 November and 15 December of 2002, 2003 and 2004 or accumulated until the end of the Plan.
Subsequently, the Board of Directors' meeting of 9 February 2001 passed a resolution to reverse its previous resolution of 24 February 2000 and to raise share capital by an aggregate amount of 29 million euros through issue of 29 million shares at a subscription price of 2.515 euros per share (after adjustment for the share-capital increases of 2001) reserved for managers of the Parent Company and its subsidiaries and servicing the warrants to be assigned to such managers under the "February 2002 – December 2004 Three-Year Stock Option Plan"; no changes were made to terms and conditions applying to stock options already assigned to managers on the payroll as of 24 February 2000 who had left the Group since then.

The Shareholders' Meeting of 8 May 2002 upheld the Board of Directors' proposal of 13 October 2001 and passed a resolution to revoke the un-utilised portions of the proxies pursuant to articles 2443 and

2420 ter granted with the resolutions carried by the Shareholders' Meetings of 7 April 1999 and 13 October 2001 (amounting respectively to a maximum of 6,740 million euros and 10,051 million euros). Therefore, any future operation on capital or any operation that may have an effect on capital (to be executed directly or through a request for new proxies, by means of the issue of shares, convertible bonds or bonds with warrants, warrants, options or other similar rights to the Parent Company's shares) will be submitted for Shareholder approval on a case-by-case basis.

The Shareholders' Meeting of 8 May 2002 also passed a resolution empowering the Directors, pursuant to article 2420 ter of the Italian Civil Code, to issue bonds in euros or foreign currency, in one or more instances, over a maximum period of five years as from the date of the resolution, for a maximum aggregate amount of 9 billion euros, within the limits permitted under law on a case-by-case basis, and to establish the procedures, terms, conditions and regulations thereof. These bonds might also be convertible into the shares of other companies, and might or might not bear warrants for the purchase of shares of other companies.

I bis. Share-capital increases to be filed with the Companies Register pursuant to article 2444 of the Italian Civil Code

As at 30 June 2002, the balance on this heading, which refers to the Parent Company, amounted to 2,002,757 euros (839,593 euros as at 31 December 2001). It included the par value of the shares issued by Olivetti S.p.A. in respect of share-capital increases effected in the first half of 2002 which had not been filed with the Companies Register by the end of the first half of the year.

I ter. Share-capital increase payments relating to shares to be issued

As at 30 June 2002, the balance on this heading, which refers to the Parent Company, amounted to 238,314 euros (26,954 euros as at 31 December 2001).

II. Additional paid-in capital

This Parent Company reserve amounted to 3,765,315,356 euros as at 30 June 2002, compared to 3,765,113,918 euros as at 31 December 2001. The net increase of 201,438 euros arose from the following movements:

- 10,442 euros relating to 12,044 shares arising from the exercise in December 2001 of an equal number of "Olivetti 2001-2004 share warrants" for which the relevant shares were issued in 2001 and registered in 2002 (6,123 shares) or issued and registered in January 2002 (5,921 shares);
- 176,136 euros relating to 110,085 shares issued as a result of conversion of an equal number of "Olivetti 1.5% 2001-2004 convertible bonds with redemption premium" (with a par value of 2.60 euros each);
- 6,746 euros relating to 7,781 shares issued as a result of exercise of 15,562 "Olivetti 2001-2002 share warrants" (at a price of 1.867 euros per share);
- 8,114 euros relating to 2,688 shares issued as a result of exercise of 2,400 "Olivetti ex Tecnost 1999-2004 warrants" at a price of 3.249 euros per share.

II bis. Additional paid-in capital in respect of share-capital increases to be filed with the Companies Register and of shares to be issued

This Parent Company reserve (which is not disclosed in the consolidated balance sheet given the insignificant amount involved) amounted to 24,709 euros as at 30 June 2002 (10,442 euros as at 31 December 2001).

III. Revaluation reserve

This Parent Company caption amounted to 1,128,827 euros (unchanged from 31 December 2001) and consisted of the revaluation reserve previously stated in the books of the merged company Tecnost S.p.A. and re-formed in the books of Olivetti S.p.A..

IV. Legal reserve

This Parent Company reserve amounted to 920,809,760 euros as at 30 June 2002 (unchanged from 31 December 2001).

V. Reserve for treasury stock

This reserve of 2,298,156 euros reflected the value of 2,697,500 shares issued and held by the Parent Company and classified in the balance sheet under financial fixed assets.

VII. Other reserves

a) Other Parent Company reserves

As at 30 June 2002 these reserves amounted to a total of 2,058,685,319 euros, compared to 2,061,056,125 euros as at 31 December 2001, with an aggregate net decrease of 2,370,806 euros.

1) Extraordinary reserve

As at 30 June 2002 this reserve amounted to 1,888,261,068 euros (unchanged from 31 December 2001).

2) Reserve tied to exercise of Olivetti ex Tecnost 1999-2004 warrants

This reserve was formed following the free increase and simultaneous re-denomination in euros of Tecnost S.p.A. share capital. It is irrevocably tied to exercise of "Olivetti ex Tecnost 1999-2004 warrants." At 30 June 2002, it amounted to 118,369,170 euros, a decrease of 2,068 euros as a result of exercise of 2,400 warrants during the first half of the year.

3) Reserves tied to conversion of bonds and exercise of Olivetti warrants

These reserves (formed following the re-denomination of share capital in euros) amounted to a total of 41,838,071 euros as at 30 June 2002, compared to 44,206,809 as at 31 December 2001. The decrease of 2,368,738 euros arose as follows:

- for 1,850,861 euros, from use of the "Reserve for conversion of Olivetti floating-rate 1998-2002 bonds" (which decreased from 14,852,133 euros to 13,001,272 euros) as a result of conversion of 3,827,707 bonds;
- for 517,877 euros, from use of the "Reserve for exercise of Olivetti 1998-2002 ordinary share warrants" (which decreased from 11,203,283 euros to 10,865,406 euros) as a result of exercise of 1,071,003 warrants.

As at 30 June 2002 the heading also included the "Reserve for exercise of Olivetti 2002-2004 subscription rights (warrants or options) reserved for managers of the Parent Company and its subsidiaries" for 14,264,521 euros, unchanged from 31 December 2001.

4) Non-taxable reserves

These reserves amounted overall to 10,217,010 euros as at 30 June 2002, and were unchanged from 31 December 2001. Originally carried by Tecnost S.p.A., they were re-formed in the Olivetti S.p.A. balance sheet following the merger of Tecnost into and with Olivetti. Taxes are not provided for these reserves since operations that would make them liable for taxation are not planned at the present time.

b) Reserve for Parent Company shares held by subsidiary companies

This reserve amounted to 391 million euros at 30 June 2002 (unchanged from 31 December 2001) in respect of 211,931,328 Olivetti shares held by the subsidiary Olivetti International S.A. and received in exchange for Tecnost S.p.A. shares following the merger of Tecnost into and with Olivetti.

VIII. Sundry reserves, retained earnings and accumulated losses

As at 30 June 2002 this heading reflected a negative balance of 3,499 euros (a negative balance of 107 million euros as at 31 December 2001). It included sundry reserves, retained earnings/accumulated losses, exchange-rate differences arising from the translation of foreign-currency financial statements and other net equity captions relating to the subsidiaries that were not eliminated during consolidation.

B) Reserves for risks and charges

Reserves for risks and charges as at 30 June 2002 and 31 December 2001 amounted to 4,153 million euros and 4,158 million euros respectively, as follows:

(in millions of euros)	30.6.2002	31.12.2001	Changes
Employee pensions and similar obligations	55	66	(11)
Taxation	995	759	236
Other provisions	3,103	3,333	(230)
Total	**4,153**	**4,158**	**(5)**

The **reserves for employee pensions and similar obligations** included liabilities accruing to the employees of a number of Group subsidiaries operating abroad.

The **reserves for taxation** amounted to an aggregate 995 million euros as at 30 June 2002 and included liabilities in respect of tax risks and the reserve for taxes.

With regard to the tax position of the Parent Company Olivetti S.p.A., the following years are still subject to adjustment or to assessment by the tax authorities: the financial years from 1996 as regards income tax and the financial years from 1997 as regards value-added tax.

In 1999 the Parent Company underwent a general tax inspection conducted by the Regional Corps of the Turin Tax Police, with specific reference to the years 1994, 1995 and 1996. At the end of the inspection, the tax authorities were notified of hypothetical administrative anomalies regarding both value-added tax and (predominantly) income tax. The objections regarding income tax were resolved following the tax settlement agreed on 23 July 2001, as illustrated in the Explanatory Notes to the Parent Company Financial Statements as at 31 December 2001.

With regard to value-added tax, on 15 December 2000 adjustment notices were received for the years 1994 and 1995 as a consequence of the findings of the Tax Police's report. The Company promptly presented a fully argued appeal which was substantially accepted by the Provincial Tax Commission.
In 1994, 1995 and 1996 the Company received assessment notices relating to the income tax returns from 1988 to 1992.
With regard to the assessment relating to 1988, the authorities objected, in view of the consequent tax regime, to the treatment of lease-back contracts as financial leasing contracts. The assessments relating to 1991 and 1992 stemmed from the findings of the Regional Corps of the Trieste Tax Police with regard to usufruct on share contracts entered into by the Parent Company in previous years, while the assessments for 1989 and 1990 concerned both matters.
With regard to usufruct on share contracts, the authorities, in separate assessments, questioned the legitimacy of the deduction of tax credits and withholdings relating to dividends collected from resident companies by the Parent Company as usufructuary. It also alleged the joint responsibility of the Parent Company for the failure to apply to such dividends the higher withholdings tax due on payment of share income to non-residents.
Fully-argued appeals have been made against all these assessments.
The objections raised with regard to lease-back contracts have been resolved in favour of the Parent Company and the tax authorities have not proceeded with the matter.
All the objections raised by the authorities regarding usufruct on shares for 1989, 1991 and 1992, as well as that relating to the alleged non-deductibility of tax credits and withholdings on dividends for 1990, have been rejected by the first- and second-degree tax commissions. Only the appeal lodged by the Company against the 1990 assessment alleging joint responsibility for lower tax withholdings has been rejected by both the provincial and regional tax commissions.
The tax authorities have submitted appeals to the Supreme Court as regards all the decisions in favour of the Parent Company concerning the objections to usufruct on shares and the Parent Company has lodged counter-appeals. With regard to the adverse ruling of the regional tax commission regarding the assessment of tax withholdings for 1990, the Parent Company has lodged an appeal with the Supreme Court and the tax authorities have submitted a counter-appeal.
The Parent Company's tax advisors believe that the dispute regarding usufruct on shares will be settled in favour of the Company since the objections raised on both matters lack any juridical basis, and the Supreme Court has already issued favourable jurisprudence in this area.

Other provisions amounted to a total of 3,103 million euros (3,333 million euros as at 31 December 2001), as follows:

- provisions for risks relating to technological upgrades for 475 million euros, formed by TIM in respect of risks arising from changes in market and technology scenarios;
- provisions for charges relating to investee companies for 991 million euros, including 721 million euros for the Telecom Italia Group in connection with extraordinary provisions relating to the strategic plan, and 270 million euros for Olivetti S.p.A.;
- sundry provisions for 1,637 million euros (1,965 million euros as at 31 December 2001), including 1,378 million euros for the Telecom Italia Group of which 544 million euros of provisions for contractual and sundry risks.

C) Reserve for employee severance indemnities

This heading reflects accrued severance liabilities pursuant to current legislation and employment contracts in the countries in which the companies included in the consolidation operate.
The balance as at 30 June 2002 was 1,450 million euros (1,414 million euros as at 31 December 2001).

D) Payables

Payables as at 30 June 2002 totalled 56,654 million euros (60,251 million euros as at 31 December 2001), of which 43,715 million euros were financial payables (46,819 million euros as at 31 December 2001) and 12,939 million euros were trade and other payables (13,432 million euros as at 31 December 2001).

Financial payables

(in millions of euros)	30.6.2002 short-term	30.6.2002 long-term	30.6.2002 Total	31.12.2001 short-term	31.12.2001 long-term	31.12.2001 Total
Bonds						
Telecom Italia Group	6	10,731	10,737	180	8,002	8,182
Olivetti S.p.A.	400	-	400	-	400	400
Finance companies controlled by Olivetti	700	11,637	12,337	-	14,468	14,468
Total	1,106	22,368	23,474	180	22,870	23,050
Convertible bonds						
Telecom Italia Group	-	1,996	1,996	-	2,500	2,500
Olivetti S.p.A.	13	4,184	4,197	16	4,188	4,204
Finance companies controlled by Olivetti	-	2,268	2,268	-	2,268	2,268
Total	13	8,448	8,461	16	8,956	8,972
Due to banks						
Telecom Italia Group	4,614	2,425	7,039	6,895	3,340	10,235
Other companies	661	67	728	517	113	630
Total	5,275	2,492	7,767	7,412	3,453	10,865
Due to other lenders						
Telecom Italia Group	1,044	1,264	2,308	977	1,186	2,163
Other companies	247	215	462	35	227	262
Total	1,291	1,479	2,770	1,012	1,413	2,425
Due to suppliers						
Telecom Italia Group	2	22	24	13	155	168
Other companies	-	-	-	-	-	-
Total	2	22	24	13	155	168
Notes payable						
Telecom Italia Group	220	-	220	-	220	220
Other companies	-	-	-	-	-	-
Total	220	-	220	-	220	220
Due to subsidiary companies						
Telecom Italia Group	12	-	12	29	-	29
Other companies	-	-	-	2	-	2
Total	12	-	12	31	-	31
Due to associated companies						
Telecom Italia Group	59	441	500	67	474	541
Other companies	-	-	-	-	-	-
Total	59	441	500	67	474	541
Due to tax authorities						
Telecom Italia Group	18	23	41	18	32	50
Other companies	-	-	-	-	-	-
Total	18	23	41	18	32	50
Other payables						
Telecom Italia Group	413	165	578	935	174	1,109
Other companies	125	-	125	-	-	-
Total	538	165	703	935	174	1,109
Total:						
Telecom Italia Group	**6,388**	**17,067**	**23,455**	**9,114**	**16,083**	**25,197**
Other companies	**2,146**	**18,371**	**20,517**	**570**	**21,664**	**22,234**
Consolidation adjustments	**(257)**	**-**	**(257)**	**(612)**	**-**	**(612)**
Total	**8,277**	**35,438**	**43,715**	**9,072**	**37,747**	**46,819**

Financial payables due after five years as at 30 June 2002 amounted to 12,740 million euros, as follows:

(in millions of euros)	30.6.2002
Bonds	11,852
Amounts due to banks	321
Amounts due to other lenders	567
Total	**12,740**

Total net financial indebtedness as at 30 June 2002 amounted to 37,094 million euros (38,362 million euros as at 31 December 2001), as illustrated in the table below:

(in millions of euros)	30.6.2002	31.12.2001	Changes
Debt			
- short-term	8,277	9,072	(795)
- medium-long-term	35,438	37,747	(2,309)
Interest accruals and deferrals	970	889	81
Total gross financial indebtedness (A)	**44,685**	**47,708**	**(3,023)**
Financial fixed assets:			
- financial receivables due within 12 months	19	82	(63)
Current assets:			
- financings and interest bearing current accounts	927	812	115
- financial assets not held as fixed assets	2,752	3,620	(868)
- liquid funds	2,636	3,702	(1,066)
Interest accruals and prepayments			
- due within 12 months	629	425	204
- due after 12 months	628	705	(77)
Total financial resources (B)	**7,591**	**9,346**	**(1,755)**
Net financial indebtdness (A-B)	**37,094**	**38,362**	**(1,268)**

As at 30 June 2002 financial payables were secured by guarantees on Group assets for a total of 643 million euros, specifically mortgages for 23 million euros and pledges and liens for 540 million euros.

Trade and other payables

(in millions of euros)	30.6.2002 short-term	30.6.2002 long-term	30.6.2002 Total	31.12.2001 short-term	31.12.2001 long-term	31.12.2001 Total
Advances						
Telecom Italia Group	268	-	268	388	-	388
Other companies	5	-	5	11	-	11
Total	273	-	273	399	-	399
Due to suppliers						
Telecom Italia Group	4,952	-	4,952	6,058	1	6,059
Other companies	244	-	244	280	-	280
Total	5,196	-	5,196	6,338	1	6,339
Due to subsidiary companies						
Telecom Italia Group	10	-	10	8	-	8
Other companies	-	-	-	-	-	-
Total	10	-	10	8	-	8
Due to associated companies						
Telecom Italia Group	185	-	185	349	-	349
Other companies	3	-	3	5	-	5
Total	188	-	188	354	-	354
Due to tax authorities						
Telecom Italia Group	536	10	546	822	50	872
Other companies	1,143	2	1,145	97	-	97
Total	1,679	12	1,691	919	50	969
Due to social security authorities						
Telecom Italia Group	235	1,238	1,473	271	1,236	1,507
Other companies	5	-	5	13	-	13
Total	240	1,238	1,478	284	1,236	1,520
Other payables						
Telecom Italia Group	4,060	5	4,065	3,727	8	3,735
Other companies	38	-	38	108	-	108
Total	4,098	5	4,103	3,835	8	3,843
Total:						
Telecom Italia Group	**10,246**	**1,253**	**11,499**	**11,623**	**1,295**	**12,918**
Other companies	**1,438**	**2**	**1,440**	**514**	**-**	**514**
Total	**11,684**	**1,255**	**12,939**	**12,137**	**1,295**	**13,432**

With regard to the Telecom Italia Group, amounts due to social security authorities as at 30 June 2002 included 656 million euros payable by Telecom Italia to the INPS (Italian national insurance board) in connection with the estimated charge for the re-absorption of former ASST personnel pursuant to law no. 58/1992, determined by a special ministerial committee during appraisal of the assets transferred by the Postal Authorities to IRITEL.

The heading also included an amount of 643 million euros payable to the Telephone Companies Employees Social Security Fund for Telecom Italia Group employees. The amount was determined as described in the Explanatory Notes to the Olivetti consolidated financial statements as at 31 December 2001, in the section "Accounting Policies".

E) Accrued expenses and deferred income

Accrued expenses and deferred income as at 30 June 2002 totalled 2,216 million euros (2,051 million euros as at 31 December 2001):

(in millions of euros)	30.6.2002	31.12.2001	Changes
Accrued expenses:			
- interest charges	959	875	84
- other	80	92	(12)
Total	1,039	967	72
Deferred income:			
- grants related to assets	324	349	(25)
- interest income	11	14	(3)
- other	842	721	121
Total	1,177	1,084	93
Total accrued expenses and deferred income	**2,216**	**2,051**	**165**

Hedging instruments and other derivatives

The Olivetti Group enters into forward contracts to hedge risks associated with exchange-ate fluctuations among the currencies in which the commercial and financial transactions undertaken by Group companies are denominated.

As at 30 June 2002 the Olivetti Group companies had forward contracts and currency options for the **purchase or sale of foreign currencies** at previously determined exchange rates, for the equivalent of 917 million euros. These instruments consisted of hedging contracts on financial operations transacted by Olivetti International Holding S.A. for 737 million euros and exchange-rate hedges transacted by Olivetti S.p.A. for 180 million euros (on the 20 billion yen 2002/2032 loan issued by Olivetti Finance N.V.).

The Olivetti Group enters into Interest Rate Swaps (IRS), Currency and Interest Rate Swaps (CIRS) and other **hedging** agreements to mitigate the possible effects of **interest-rate fluctuations.** As at 30 June 2002 the Group companies had forward contracts hedging financial liabilities disclosed in the balance sheet based on a total notional capital amount for the equivalent of 17,502 million euros (6,860 million euros relating to Telecom Italia Group companies and 10,642 million euros relating to other Olivetti Group companies) as illustrated below:

(in millions of euros)	30.6.2002
Telecom Italia Group:	
IRS contracts arranged on Telecom Italia S.p.A. debt due between 2002 and 2006	1,342
IRS, CIRS and other interest-rate hedging contracts arranged by Seat on own debt	3,000
IRS and other interest-rate hedging contracts arranged by Sogerim	1,000
IRS and CIRS contracts arranged by Telecom Italia S.p.A. on EIB medium/long-term loans denominated in sterling	390
CIRS and other interest-rate hedging contracts arranged by Maxitel	331
IRS, CIRS and other interest-rate hedging contracts arranged by Entel Chile	702
IRS and CIRS contracts arranged by Tim Nordeste and Tim Sul	81
IRS and CIRS contracts arranged by TIM Rio Norte	14
Total	6,860

(in millions of euros)	30.6.2002
Other companies:	
IRS contracts expiring June 2046, arranged by Olivetti International Holding S.A. on the 100 million Swiss franc bond (1986-2046) issued by Olivetti International N.V.	68
IRS contracts with cap structures expiring February 2009 arranged by Olivetti International Holding S.A. on the 1,500 million euro bond (1999-2009) issued by Olivetti International N.V.	1,500
IRS contracts expiring May 2003 arranged by Olivetti International Holding S.A. on the 700 million euro bond (1998-2003) issued by Olivetti International N.V.	700
IRS contracts expiring June 2003 arranged by Olivetti S.p.A. on the 400 million euro bond (2001-2003) issued by Olivetti S.p.A.	400
CIRS contracts expiring October 2029 arranged by Olivetti S.p.A. on the 20 billion yen loan received by Olivetti International Finance N.V.	174
IRS contracts (with cap and floor structures) arranged by Olivetti Finance N.V.:	
- expiring July 2009 on the 2,350 million euro bond (1999-2009) issued by Olivetti International Finance N.V.	2,350
- expiring July 2004 on the 4,950 million euro bond (1999-2004) issued by Olivetti International Finance N.V.	4,450
- expiring March 2005 on the 500 million euro bond (2002-2005) issued by Olivetti Finance N.V.	500
- expiring April 2007 on the 1,000 million euro bond (2002-2007) issued by Olivetti Finance N.V.	500
Total	10,642
Grand total	**17,502**

Telecom Italia Group

The main hedging agreements for the Telecom Italia Group as at 30 June 2002 are analysed below:

- IRS operations totalling 1,342 million euros on medium/long-term floating-rate financial payables of Telecom Italia Group companies due between 2002 and 2006, by which:
  1) the floating rate was partially converted into a fixed rate;
  2) the floating rate linked to "domestic indices" (Rendint, Rendibot, Rolint) was partially converted into a 6-month Euribor floating rate;
- IRS, CIRS and other hedging contracts (cap sales) totalling 3,000 million euros arranged by Seat in respect of debt originating from securitisation operations transacted by Seat itself, with partial conversion to a fixed rate, for 1,000 million euros;
- swaptions and other hedging contracts arranged by Sogerim for 1,000 million euros;
- IRS and CIRS contracts arranged in respect of EIB loans in sterling, to convert the floating rate in sterling into fixed and floating rates in euros, for 390 million euros;
- CIRS contracts in respect of financial operations arranged by Brazil's cellular telephone company, Maxitel, for 331 million euros;
- IRS and CIRS contracts in respect of financial operations arranged by Entel Chile S.A. for 702 million euros;

- IRS and CIRS contracts in respect of financial operations arranged by Tim Nordeste and Tim Sul for 81 million euros;
- IRS and CIRS contracts in respect of financial operations arranged by Tim Rio Norte for 14 million euros.

Telecom Italia S.p.A., Seat PG and Softe have also arranged exchange-rate hedges on short-term treasury activities totalling 973 million euros.

Other companies

The main hedging agreements with regard to the medium/long-term debt of the other companies in the Olivetti Group are analysed below.

With regard to the 1986/2046 100 million Swiss franc fixed-rate bond (equivalent to 68 million euros) issued by Olivetti International N.V., Olivetti International Holding S.A. has arranged an IRS contract for the full amount expiring in June 2046, to convert the annual fixed rate into a six-monthly floating rate in Swiss francs.

With regard to the 1999/2009 1,500 million euro fixed-rate bond maturing in February 2009 issued by Olivetti International N.V., Olivetti International Holding S.A. has arranged the following hedging contracts expiring in February 2009 for a total of 1,500 million euros:

- IRS for 500 million euros to convert the annual fixed rate into a quarterly floating rate with a protection structure applicable until the 1-year swap rates exceed the 5-year swap rates;
- IRS for 500 million euros to convert the annual fixed rate into a quarterly 4.30% fixed rate (if 3-month Euribor remains under 5.80%), or into a quarterly floating rate less 0.50% (if 3-month Euribor exceeds 5.80%), and simultaneous cap sale for 500 million euros at the six-month US dollar rate of 7.10%;
- IRS for 500 million euros to convert the annual fixed rate into 12-month Euribor, fixed in arrears.

With regard to the 1998/2003 700 million euro annual fixed-rate bond issued by Olivetti International N.V., Olivetti International Holding S.A. has arranged IRS for a similar amount and maturity to convert the annual fixed rate into a rate linked to the six-month rates in Swiss francs and Swedish crowns, fixed in arrears.

With regard to the 2001/2003 400 million euro EONIA-linked floating-rate bond issued by Olivetti S.p.A., IRS have been arranged for the full amount and similar maturity, linking the floating rate to the six- and twelve-month US rates fixed in arrears with cap purchases at 5.00%, which are cancelled if the reference rate exceeds 6.50% at fixing.

With regard to the 20 billion yen fixed-rate loan maturing in October 2029 received by Olivetti International Finance N.V., Olivetti S.p.A. has arranged a CIRS for the full amount and similar maturity, to convert the rate into an annual fixed rate in euros.

With regard to the 1999/2009 2,350 million euro annual fixed-rate bond issued by Olivetti International Finance N.V., Olivetti Finance N.V. has arranged IRS for the full amount and similar maturity to convert the annual fixed rate as follows:
a) into a floating rate linked to the US six-monthly rates fixed in arrears for 1,000 million euros as from July 2002 with the following protection structures:

- cap purchases at 5.17%
- cap sales at 7.00%

- floor sales at 2.00% until January 2003 and at 3.25% from February 2003;

b) into a floating rate linked to six-month Euribor fixed in arrears for 750 million euros with the following protection structures:

- cap purchases at 5.00% on six-month Euribor fixed in arrears
- cap sales at 7.625% on the six-month US dollar rate fixed in arrears
- floor sales at 3.25% on six-month Euribor fixed in arrears;

c) into a six-monthly 5.55% fixed rate for 250 million euros in the event that six-month Euribor remains beneath 7.00%, or a six-monthly floating rate should six-month Euribor exceed 7.00%;

d) into a six-monthly fixed rate for 350 million euros: 4.703% until July 2002, 5.0025% until January 2003 and 5.12% until July 2003.

With regard to the 1999/2004 4,950 million euro annual fixed-rate bond issued by Olivetti International Finance N.V., Olivetti Finance N.V. has arranged IRS for 4,450 million euros with similar maturity to convert the annual fixed rate as follows:

- into a floating rate for 3,450 million euros with the following additional hedges:
  - cap purchases and floor sales for 450 million euros at a 3.25% quarterly rate which will be cancelled if three-month Euribor exceeds 4.25% at fixing;
  - floor sales for 1,000 million euros at 3.15% fixed in arrears (if 12-month Euribor is less than 2.65% at fixing);
  - floor sales for 1,000 million euros at 3.50%
  - floor sales for 1,000 million euros at 2.85%
- into a six-monthly 4.75% fixed rate for 500 million euros should the US six-month interest rate fixed in arrears stay beneath 5.90%, 6.4% or 6.65% (depending on the six-month period considered) or into a US six-month interest rate fixed in arrears applied to the principal in euros;
- into a six-monthly 4.70% fixed rate for 500 million euros if six-month Euribor fixed in arrears does not exceed 5.25%, or into a six-monthly floating rate in euros.

With regard to the 2002/2005 500 million euro quarterly floating-rate bond issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS with similar maturity to convert the floating rate into a quarterly 4.343% fixed rate for 250 million euros and a quarterly 4.37% fixed rate for 250 million euros.

With regard to the 2002/2007 1,000 million euro bond with a fixed 6.50% coupon issued by Olivetti Finance N.V., Olivetti Finance N.V. has arranged IRS for 500 million euros with similar maturity, to convert the annual fixed rate as follows:

- for 250 million euros into a six-monthly fixed rate of 5.75% until 2003 and subsequently linked to the differential between the 30- and 5-year euro swap rates;
- for 250 million euros into an annual fixed rate of 5.50% until April 2004 and subsequently into a 5-year swap rate on the US dollar adjusted for the differential between the US and British 5-year swap rates.

***

The following operations have also been arranged to hedge securities or other portfolio assets:

- IRS and CIRS arranged by Softe on securities for 49 million euros;
- treasury hedging contracts arranged by Sogerim on a notional capital amount of 766 million euros;
- IRS arranged by Olivetti International Holding S.A. on securities for a nominal value of 50 million euros;
- currency rate swaps arranged by Olivetti S.p.A. on the restricted deposit denominated in US dollars for 47 million euros.

Memorandum accounts

A. Personal guarantees given and counter-securities received

As at 30 June 2002 guarantees given directly or indirectly through banks and insurance companies amounted to 2,127 million euros (2,344 million euros as at 31 December 2001), of which 1,443 million euros in respect of unconsolidated subsidiaries and associated companies (1,656 million euros as at 31 December 2001).

Personal guarantees given as at 30 June 2002 were as follows:

- guarantees given by the Telecom Italia Group in the interest of unconsolidated subsidiaries and associated companies (1,440 million euros), consolidated subsidiaries (23 million euros), and third parties (311 million euros) in respect of medium/long-term financial operations, supply contracts and overseas telephone operating licences, for a total of 1,774 million euros;
- suretyships and counter-securities given by other companies in the Olivetti Group in the interest of unconsolidated subsidiaries and associated companies (3 million euros), consolidated subsidiaries (70 million euros) and third parties (33 million euros), for a total of 106 million euros;
- 228 million euros for guarantees given by Olivetti S.p.A. to the Italian State Railways in the interest of Infostrada S.p.A.;
- 5 million euros for guarantees given by Olivetti S.p.A. with regard to fulfilment of trade supplies by Getronics S.p.A. and financial operations;
- 14 million euros for other guarantees.

As at 30 June 2002, the Olivetti Group had counter-securities in respect of the above guarantees for an amount totalling 581 million euros (806 million euros as at 31 December 2001), mainly consisting of:

- counter-securities from third parties for 343 million euros relating to guarantees given by Telecom Italia S.p.A.;
- counter-securities from Mannesmann AG for 228 million euros relating to the guarantees given by Olivetti S.p.A. to the Italian State Railways;
- counter-securities from Getronics for 5 million euros.

B. Guarantees on Group assets

These guarantees related to pledges and mortgages set up on assets of companies included in the Telecom Italia Group consolidation area in respect of non-financial operations, for an amount totalling 152 million euros as at 30 June 2002 (163 million euros as at 31 December 2001). They include pledges on IS Tim shares given by TIM International to guarantee fulfilment of obligations stipulated in IS Tim's supply contracts with Ericsson and Siemens.
Guarantees on Group assets securing financial operations are reported in the section on financial payables.

C. Commitments

As at 30 June 2002 the Olivetti Group had contractual commitments for an aggregate amount of 5,070 million euros (5,431 million euros as at 31 December 2001), of which 4,975 million euros for the Telecom Italia Group and 95 million euros for the other companies.

Telecom Italia Group commitments amounted to 4,975 million euros (5,369 million euros as at 31 December 2001), as follows:

- 2,417 million euros for put/call commitments on Seat Pagine Gialle shares by Telecom Italia S.p.A.;
- 1,999 million euros for a Group commitment regarding the sale of the equity investment in the Spanish company AUNA;
- 141 million euros for a Telecom Italia Lab S.A. commitment in respect of residual and as yet unpaid subscriptions to four investment trusts that specialise in financing start-ups in telecommunications, the Internet, intranets and broadband networks;
- 51 million euros for a Seat P.G. commitment relating to the minimum purchase amount of Consodata S.A. shares, equal to 8.4 % of the share capital, held by certain executives who are also shareholders, according to recently re-negotiated terms;
- 36 million euros for leases;
- 331 million euros for other commitments.

With regard to the contract entered into on 15 March 2000 (as subsequently amended), Telecom Italia sold Huit II a put option on 710,777,200 Seat Pagine Gialle shares at a strike price of 3.4 euros. The contract provided for the put to be exercised after registration of the Seat/Tin.it merger deed in the Companies Register.
Huit II subsequently transferred the put option to Chase Equity Limited (CEL), together with ownership of the corresponding Seat shares. On 4 December 2000, CEL re-negotiated the contract with Telecom Italia, to extend the duration of the put option to five years and provide for the possibility of early exercise in April and May of 2003, 2004 and 2005.
Through Trust Liberator Ltd., Stet International Netherlands then purchased from CEL a call option on 660,777,200 Seat shares with the same duration as the put option and at the same strike price, paying an overall premium of 747 million euros. Furthermore, in order to transfer the effects of the latter operation to Telecom Italia, a call option with the same characteristics was drawn up between Telecom Italia and Stet International Netherlands. The operation had an implicit rate of 6.2%.

The commitments of the other companies in the Olivetti Group amounted overall to 95 million euros (62 million euros as at 31 December 2001), as follows:

- 43 million euros for an Olivetti International Holding S.A. commitment in respect of residual and as yet unpaid subscriptions to the Saturn Venture Partners LLC closed-end investment trust;
- 39 million euros for leases;
- 6 million euros for trade receivables guaranteed by Olivetti S.p.A. in respect of the sale of the O.i.S. group to GFI Informatique S.A.;
- 7 million euros for other commitments.

D. Other memorandum accounts

As at 30 June 2002 other memorandum accounts totalled 290 million euros (295 million euros as at 31 December 2001) and related to third-party assets deposited with Group companies.

Comments on the consolidated statement of income

A) Value of production

1) Net revenues from sales and services

Net revenues from the sale of products and the supply of services in the first half of 2002 amounted to 15,543 million euros (of which 14,989 million euros for the Telecom Italia Group), compared to 16,189 million euros in the first half of 2001, giving a net decrease of 646 million euros, or 4%.
Compared with the first half of 2001, which has been restated by consolidating the Nortel Inversora Group with the equity method rather than on a proportional basis, net revenues rose by 209 million euros, or 1.4% (+3.3% excluding the negative exchange-rate effect).
This result reflected the positive performance of mobile telephone services and increased revenues in the Market Internet IT area, offset by a decrease in revenues from wireline telephone services. The revenue breakdown by business sector is set out in the table below:

	1st half 2002	1st half 2001 (*)	1st half 2001	Changes (a-c)	
(in millions of euros)	**(a)**	**(b)**	**(c)**	**amounts**	**%**
Domestic Wireline	8,400	8,482	8,482	(82)	(1.0)
Mobile	5,185	4,930	4,930	255	5.2
Internet and Media	871	825	825	46	5.6
International Operations	947	934	1,804	(857)	(47.5)
Market IT	553	573	573	(20)	(3.5)
Group IT	495	451	451	44	9.8
Telespazio	143	140	140	3	2.1
	16,594	16,335	17,205	(611)	(3.6)
Other operations and consolidation adjustments	(1,605)	(1,601)	(1,616)	11	(0.7)
Total Telecom Italia Group	14,989	14,734	15,589	(600)	(3.8)
Olivetti Tecnost Group	483	540	540	(57)	(10.5)
Webegg Group	26	30	30	(4)	(14.1)
Olivetti Multiservices	45	30	30	15	48.2
Total Olivetti Group	**15,543**	**15,334**	**16,189**	**(646)**	**(4.0)**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of the proportional method.

4) Capitalised production

Capitalised production amounted to 248 million euros (199 million euros in the first half of 2001) and related entirely to the Telecom Italia Group.

5) Other revenues and income

Other revenues and income in the first half of 2002 amounted to 273 million euros (231 million euros in the first half of 2001) and included 263 million euros for the Telecom Italia Group (198 million euros in the corresponding year-earlier period).

B) Costs of production

6) Purchases of raw, ancillary and consumable materials and goods for resale

In the first half of 2002, purchases totalled 1,097 million euros compared with 1,281 million euros in the first half of 2001, a decrease of 184 million euros of which 130 million euros attributable to Telecom Italia Group purchases.

7) Costs of services

In the first half of 2002, these costs totalled 4,653 million euros compared with 4,917 million euros in the first half of 2001, a decrease of 264 million euros of which 179 million euros attributable to consolidation of the Nortel Inversora Group with the equity method rather than on a proportional basis.

In the first half of 2002, the ratio of external services to revenues from sales was 29.9% compared with 30.4% in the first half of 2001 (30.9% on restated amounts).
In the Telecom Italia Group, this ratio changed from 30.9% in the first half of 2001 (31.5% on restated amounts) to 30.5% in the first half of 2002.

8) Leases and rentals

This heading included rentals for buildings and other asset lease and hire charges. In the first half of 2002 it amounted to 557 million euros (559 million euros in the first half of 2001), of which 544 million euros for the Telecom Italia Group (546 million euros in the first half of 2001).

9) Personnel

Payroll costs in the first half of 2002 amounted to 2,449 million euros, of which 2,335 million euros for the Telecom Italia Group. In the first half of 2001, payroll costs totalled 2,610 million euros (2,486 million euros for the Telecom Italia Group).

Consolidating the Nortel Inversora Group with the equity method rather than on a proportional basis, payroll costs in the first half of 2001 were 2,460 million euros (2,336 for the Telecom Italia Group).

In the first half of 2002, the aggregate average number of staff employed by the Olivetti Group was 109,718 equivalent units. In the corresponding year-earlier period, it was 120,795 units (113,358 units consolidating the Nortel Inversora Group with the equity method rather than on a proportional basis).

10) Amortisation, depreciation and writedowns

Depreciation and amortisation charges in the first half of 2002 amounted to 3,582 million euros (of which 2,865 million euros for the Telecom Italia Group). They included 1,947 million euros relating to intangible fixed assets (1,933 million euros for the Telecom Italia Group) and 1,635 million euros for tangible fixed assets (932 million euros for the Telecom Italia Group).

Depreciation and amortisation charges in the first half of 2001 amounted to 3,922 million euros (3,211 million euros for the Telecom Italia Group). They included 1,687 million euros relating to intangible fixed assets (996 million euros for the Telecom Italia Group) and 2,235 million euros for tangible fixed assets (2,215 million euros for the Telecom Italia Group).

Amortisation of intangible fixed assets in the first half of 2002 included 646 million euros in respect of consolidation goodwill on the acquisition of Telecom Italia.

Writedowns in the first half of 2002 amounted to 235 million euros (233 million euros for the Telecom Italia Group) and included 2 million euros in respect of fixed assets and 233 million euros in respect of receivables held as current assets. In the first half of 2001, writedowns totalled 245 million euros (240 million euros for the Telecom Italia Group).

12-13) Provisions for risks and Other provisions

Provisions for risks and Other provisions amounted overall to 119 million euros in the first half of 2002 (including 82 million euros for the Telecom Italia Group).

14) Other operational expenses

Other operational expenses amounted to 415 million euros (424 million euros in the first half of 2001), of which 410 million euros for the Telecom Italia Group (418 million euros in the first half of 2001).

C) Financial income and charges

15) Income from equity investments

Aggregate income from equity investments was 34 million euros and included dividends of 9 million euros collected from investee companies of the Telecom Italia Group and dividends of 22 million euros collected from Olivetti S.p.A. investee companies. It also included capital gains of 3 million euros on the sale of listed shares held as current assets.

16) Other financial income

Other financial income in the first half of 2002 amounted to 641 million euros (569 million euros in the first half of 2001), of which 494 million euros for the Telecom Italia Group (453 million euros in the first half of 2001) and included:

(in millions of euros)	1st half 2002	1st half 2001
Interest income and gains from fixed income securities	94	136
Interest income and commissions from:		
- unconsolidated subsidiary companies	1	-
- associated companies	5	9
- banks	99	115
- customers	1	-
Exchange rate gains	237	191
Other	204	118
Total	**641**	**569**

17) Interest expense and other financial charges

Interest expense and other financial charges amounted to 1,985 million euros (1,805 million euros in the first half of 2001), of which 1,391 million euros for the Telecom Italia Group (1,247 million euros in the first half of 2001). They included:

(in millions of euros)	1st half 2002	1st half 2001
Interest expenses and commissions due to suppliers and other lenders	91	41
Interest and other charges on bonds	887	644
Exchange rate losses	513	248
Banks and other	494	872
Total	**1,985**	**1,805**

The heading Banks and other included Telecom Italia interest expense and commissions of 164 million euros, of which interest expense of 91 million euros on medium/long-term borrowings and charges of 73 million euros on short-term loans.

D) Value adjustments to financial assets

18) Revaluations

This heading (totalling 82 million euros in the first half of 2002, of which 81 million euros attributable to the Telecom Italia Group) consisted mainly of upward adjustments of unconsolidated equity investments valued with the equity method and writebacks of security values.

In the first half of 2001, the heading amounted to 93 million euros (68 million euros for the Telecom Italia Group).

19) Writedowns

Writedowns in the first half of 2002 totalled 541 million euros (1,050 million euros in the first half of 2001). They included 484 million euros for the Telecom Italia Group (841 million euros in the first half of 2001) and 57 million euros for the other Group companies (209 million euros in the first half of 2001).

The main value adjustments for the Telecom Italia Group (484 million euros) were:

- amortisation of goodwill arising on the purchase of the investments in companies valued with the equity method, amounting to 53 million euros (158 million euros in the first half of 2001); the decrease of 105 million euros compared with the first half of 2001 was due to the goodwill writedowns already made in the 2001 financial statements;
- the Group's share of the losses at the investee company Stream: 119 million euros (122 million euros in the first half of 2001);
- the Group's share of the losses at the investee company IS Tim Turchia: 101 million euros (210 million euros in the first half of 2001);
- the Group's share of the earnings and losses of the other investee companies valued with the equity method.

The results of the equity investments in Nortel Inversora (Telecom Argentina) and the AUNA Group had no impact on this heading. No adjustment was made to the equity investment in Nortel Inversora which, prudently, had already been written off in the consolidated financial statements as at 31 December

2001. No adjustment was made to the carrying value of the AUNA Group in the consolidated financial statements as at 31 December 2001, since the equity investment was sold on 1 August 2002.

Value adjustments for the other Group companies totalled 57 million euros, as follows:
- for 42 million euros, the writedown of 41.4 million Telecom Italia shares held under current assets as securities for trading, to the stock market price of 28 June 2002 (7.882 euros per share).
- for 15 million euros, other writedowns, mainly on securities.

E) Extraordinary income and charges

20) Extraordinary income

Extraordinary income in the first half of 2002 amounted to 1,204 million euros (484 million euros in the first half of 2001). This included 1,059 million euros at the Telecom Italia Group, of which capital gains of 484 million euros from the sale of the 19.61% equity investment held by the Mobile Services Business Unit in Bouygues Décaux Télécom (BDT), 133 million euros from uptake by the Market Information Technology Business Unit (Finsiel Group) of the public tender offer on Lottomatica and 115 million euros from the sale to Telekom Austria (in which Telecom Italia indirectly holds 29.8%) of the entire 25% stake owned by the Mobile Business Unit in Mobilkom Austria. Extraordinary income also included pre-amortisation interest income of 131 million euros – in respect of the re-absorption charges pursuant to law no. 58/1992 paid with reserve to the INPS until 1999 – following settlement of the dispute in favour of Telecom Italia.

The residual amount of 145 million euros consisted of extraordinary income at the other Group companies, including a capital gain of 107 million euros arising from uptake by Olivetti S.p.A. and Olivetti International of the public tender offer on Lottomatica.

21) Extraordinary charges

Extraordinary charges in the first half of 2002 amounted to 966 million euros (325 million euros in the first half of 2001), of which 956 million euros at the Telecom Italia Group (312 million euros in the first half of 2001), including:
- 355 million euros of charges relating to personnel retirements and mobility;
- 367 million euros provided in connection with the planned disposal of the 9Télécom equity investment;
- 234 million euros of windfall charges and other extraordinary charges, of which 38 million euros for an extraordinary charge to the INPS to cover increased financial requirements for the former "Telephone Workers Fund" which was merged with the Employees Social Security Fund, 61 million euros of writedowns and capital losses on fixed assets and 49 million euros for provisions to reserves.

Extraordinary charges for the other Group companies amounted to 10 million euros.

22) Income taxes for the period

Income taxes for the period are the best possible estimate based on the information available and on a reasonable forecast of full-year performance until the end of the tax period.
The provision for taxes on six-months income has been estimated at 846 million euros, including an amount of 1,085 million euros for the Telecom Italia Group.

Other information

1) Transactions with related parties

The operations transacted by Olivetti Group companies included in the consolidation with related parties (that is, unconsolidated subsidiaries, associated companies, directors of the Parent Company and companies in which said directors are corporate officers and hold positions of senior responsibility) are all normal operations and are conducted according to market conditions or in compliance with specific laws.

The main operations transacted with unconsolidated subsidiaries and associated companies are detailed below.

Main income and financial items (in millions of euros)	Telecom Italia Group: Unconsolidated subsidiaries and associated companies	Telecom Italia Group: Unconsolidated subsidiaries and associated companies of controlling companies	Other Olivetti Group companies	Description
Revenues from sales	239	1	4	They include revenues from Brasil Telecom (euro 60 million), Teleleasing (euro 83 million), Stream (euro 25 million), AUNA Group (euro 18 million), Telecom Argentina (euro 16 million)
Consumption of materials and third party services	244	7	4	They include principally costs for rentals paid to IM.SER (euro 95 million) Telemaco Immobiliare (euro 37 million) and costs for Tlc services to Etecsa Cuba (euro 31 million)
Miscellaneous income, net	7			They refer principally to recoveries of payroll costs for personnel moved temporarily to some subsidiaries
Financial charges, net	9			They include interest income accrued on loans granted to some group companies (euro 5 million) and interest payable to Teleleasing accrued on financial lease contracts (euro 14 million)
Receivables classified as financial fixed assets	12			They refer to medium/long-term loans granted to group companies
Financial receivables	109	7		They refer to short-term loans to IS Tim (euro 49 million) and Stream (euro 16 million)
Financial payables	512			They refer principally to amounts due to Teleleasing for financial lease contracts (euro 490 million)
Trade receivables and other	378	1	3	They refer principally to receivables from AUNA Group (euro 74 million), Stream (euro 95 million), Telekom Srbija (euro 19 million net of allowances), Telecom Argentina (euro 11 million net of allowances), Teleleasing (euro 30 million)
Trade payables and other	325	9	4	They refer to supply contracts for investing and operating activities: Italtel Group (euro 99 million), Siemens Informatica (euro 32 million), Teleleasing (euro 19 million) Etecsa Cuba (euro 12 million) as well as advances from Consorzio Telcal (euro 95 million)
Contract work-in progress	117			They refer principally for activities carried out for Consorzio Telcal for the Telematic Plan for the Calabria Region (euro 110 million)
Guarantees given	1,274			They include suretyships given in favor of the AUNA Group (euro 567 million), IS Tim (euro 229 million), Stream (euro 73 million) and guarantees on assets given in favor of IS Tim (euro 150 million)
Purchase and sale commitments	22			They refer to commitments to Teleleasing relating to operating leases
Capital investments	104			They refer principally to the purchases of telephone exchanges from Italtel Group (euro 94 million) and Siemens Informatica (euro 4 million)
Sale of shareholdings	690			25% of Mobilkom Austria, through the disposal of the Holding Autel to Telekom Austria.

2) Exhibits

As required by Attachment 3 C bis as per article 81 of CONSOB Resolution no. 11971 of 14 May 1999 and subsequent amendments, a list of the companies included in the consolidated financial statements as at 30 June 2002 and of equity investments is attached.

Exhibit

List of companies included in the interim consolidated financial statements as of 30 June 2002 and of equity investments, as required by Attachment 3 C bis to the Regulation approved by CONSOB Regulation no. 11971 of 14 May 1999 and subsequent amendments.

List of companies included in the interim consolidated financial statements as of 30 June 2002 and of equity investments, as required by Attachment 3C bis to the Regulation approved by CONSOB Ruling no. 11971 of 14 May 1999 and subsequent amendments

Equity investments as of 30 June 2002				*Direct investors*	
Company name	*Registered office*	*Currency*	*Share Capital*	*%*	*Company name*
COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS					
Parent Company					
OLIVETTI S.p.A.	Italy	Eur	8,795,995,549		
Finance companies					
OLIVETTI FINANCE N.V.	Netherlands	Eur	46,905,660	100.00	OLIVETTI S.p.A.
OLIVETTI FINANZIARIA INDUSTRIALE S.p.A.	Italy	Eur	35,000,000	100.00	OLIVETTI S.p.A.
OLIVETTI HOLDING B.V.	Netherlands	Eur	15,882,770	100.00	OLIVETTI INTERNATIONAL HOLDING S.A.
OLIVETTI INTERNATIONAL (SERVICE) S.A.	Switzerland	Fsv	50,000	100.00	OLIVETTI INTERNATIONAL HOLDING S.A.
OLIVETTI INTERNATIONAL FINANCE N.V.	Neth. Antilles	Eur	3,000,000	100.00	OLIVETTI FINANCE N.V.
OLIVETTI INTERNATIONAL HOLDING S.A.	Luxembourg	Eur	500,000,000	100.00	OLIVETTI S.p.A.
OLIVETTI INTERNATIONAL N.V.	Neth. Antilles	Eur	3,000,000	100.00	OLIVETTI INTERNATIONAL HOLDING S.A.
OLIVETTI RAP S.A.	Spain	Eur	63,613,800	90.00	OLIVETTI HOLDING B.V.
				10.00	OLIVETTI INTERNATIONAL HOLDING S.A.
OLIVETTI SYSTEMS & SERVICES UK Ltd.	Great Britain	Lgs	47,180,759	100.00	OLIVETTI HOLDING B.V.
OLIVETTI TELEMEDIA INVESTMENTS B.V.	Netherlands	Eur	24,957,920	100.00	OLIVETTI HOLDING B.V.
Telecom Italia Group					
TELECOM ITALIA S.p.A. (*)	Italy	Eur	4,023,716,541	38.96 ( )	OLIVETTI S.p.A.
FINSIEL S.p.A. (**)	Italy	Eur	59,982,385	1.58	OLIVETTI S.p.A.
IN.TEL.AUDIT (**)	Italy	Eur	2,750,000	9.09	OLIVETTI S.p.A.
SEAT - PAGINE GIALLE S.p.A. (**)	Italy	Eur	341,183,511	0.02	OLIVETTI FINANCE N.V.
				0.11	OLIVETTI INTERNATIONAL HOLDING S.A.
				1.40 ( )	OLIVETTI S.p.A.
Olivetti Tecnost Group					
ALLADIUM S.p.A.	Italy	Eur	1,500,000	100.00	OLIVETTI TECNOST S.p.A.
APRIMATIC DOORS S.L.	Spain	Eur	50,000	0.02	APRIMATIC FRANCE S.A.S.
				99.98	APRIMATIC S.p.A.
APRIMATIC FRANCE S.A.S.	France	Eur	38,200	100.00	APRIMATIC S.p.A.
APRIMATIC S.p.A.	Italy	Eur	6,240,000	100.00	DOMUSTECH S.p.A.
CONSORZIO MAEL	Italy	Eur	52,000	60.00	TECNOST SISTEMI S.p.A.
				40.00	TIEMME SISTEMI S.r.l.
DIASPRON DO BRASIL S.A.	Brazil	Real	5,135,417	100.00	OLIVETTI DO BRASIL S.A.
DOMUSTECH S.p.A.	Italy	Eur	8,333,333	63.00	OLIVETTI TECNOST S.p.A.
GOTOWEB S.p.A.	Italy	Eur	10,000,000	80.00	OLIVETTI TECNOST S.p.A.
JETECH S.P.A.	Italy	Eur	100,000	100.00	OLIVETTI TECNOST S.p.A.
MULTIDATA S/A ELETRONICA INDUSTRIA E COMERCIO	Brazil	Real	5,583,350	100.00	OLIVETTI DO BRASIL S.A.
OLIVETTI ARGENTINA S.A.C.e.I.	Argentina	Psa	7,590,000	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI CHILE S.A.	Chile	Pcl	2,341,370,200	0.31	OLIVETTI LATIN AMERICA TRADING ASSOCIATES S.A.
				99.69	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI COLOMBIANA S.A.	Columbia	Psc	6,245,014,700	0.11	OLIVETTI COLOMBIANA S.A.
				9.46	OLIVETTI LATIN AMERICA TRADING ASSOCIATES S.A.
				90.43	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI DA AMAZONIA IND. E COM.	Brazil	Real	361,000	99.72	OLIVETTI DO BRASIL S.A.
				0.28	OLIVETTI SISTEMA E SERVICOS LIMITADAS
OLIVETTI DE PUERTO RICO, Inc.	Puerto Rico	$US	1,000	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI DE VENEZUELA C.A.	Venezuela	Bol	150,000,000	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI DO BRASIL S.A.	Brazil	Real	111,660,625	3.36	OLIVETTI MEXICANA S.A.
				96.65	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI I-JET S.P.A.	Italy	Eur	33,644,000	100.00	OLIVETTI TECNOST S.p.A.
OLIVETTI LATIN AMERICA TRADING ASSOCIATES S.A.	Panama	$US	10,000	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI LEXIKON BENELUX S.A.	Belgium	Eur	1,932,592	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI LEXIKON NORDIC AB	Sweden	Ks	10,100,000	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI MEXICANA S.A.	Mexico	Psm	153,538,636	0.01	OLIVETTI LATIN AMERICA TRADING ASSOCIATES S.A.
				99.99	OLIVETTI TECNOST INTERNATIONAL B.V.

Equity investments as of 30 June 2002					Direct investors
Company name	Registered office	Currency	Share Capital	%	Company name
OLIVETTI PERUANA S.A.	Peru	Sol	4,654,920	0.33	OLIVETTI LATIN AMERICA TRADING ASSOCIATES S.A.
				99.67	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI SERVICIOS Y SOLUCIONES INTEGRALES S.A. de C.V.	Mexico	Psm	7,025,226	0.01	OLIVETTI LATIN AMERICA TRADING ASSOCIATES S.A.
				99.99	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI SISTEMA E SERVICOS LIMITADAS	Brazil	Real	410,000	0.02	OLIVETTI DA AMAZONIA IND. E COM.
				99.98	OLIVETTI DO BRASIL S.A.
OLIVETTI TECNOST (H.K.) Ltd.	Popular Chinese Republic	$HK	100,000	99.00	OLIVETTI TECNOST INTERNATIONAL B.V.
				1.00	OLIVETTI TECNOST S.p.A.
OLIVETTI TECNOST AFRICA (PTY) Ltd.	South Africa	Rand	600	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI TECNOST AUSTRIA Ges.m.b.H	Austria	Eur	36,336	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI TECNOST de MEXICO S.A. de C.V.	Mexico	Psm	193,243,310	100.00	OLIVETTI MEXICANA S.A.
OLIVETTI TECNOST DEUTSCHLAND GmbH	Germany	Eur	25,600,000	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI TECNOST ESPANA S.A.	Spain	Eur	1,229,309	99.99	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI TECNOST FRANCE S.A.S.	France	Eur	2,200,000	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI TECNOST INTERNATIONAL B.V.	Netherlands	Eur	5,027,142	100.00	OLIVETTI TECNOST S.p.A.
OLIVETTI TECNOST NEDERLAND B.V.	Netherlands	Eur	18,151	100.00	OLIVETTI LEXIKON BENELUX S.A.
OLIVETTI TECNOST PORTUGAL, S.A.	Portugal	Eur	275,000	99.99	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIVETTI TECNOST S.p.A.	Italy	Eur	273,000,000	100.00	OLIVETTI S.p.A.
OLIVETTI TECNOST UK Ltd.	Great Britain	Lgs	6,295,712	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLIWEB S.p.A	Italy	Eur	1,640,000	100.00	OLIVETTI TECNOST S.p.A.
ROYAL CONSUMER INFORMATION PRODUCTS, Inc.	U.S.A.	$US	1,176	100.00	OLIVETTI TECNOST INTERNATIONAL B.V.
TECHNOPRODUZIONI S.p.A.	Italy	Eur	25,000,000	100.00	TECNOST SISTEMI S.p.A.
TECNOST SISTEMI S.p.A.	Italy	Eur	145,000,000	100.00	OLIVETTI TECNOST S.p.A.
THEMA S.p.A.	Italy	Eur	1,300,000	100.00	TECNOST SISTEMI S.p.A.
TIEMME SISTEMI S.r.l.	Italy	Eur	1,040,000	100.00	TECHNOPRODUZIONI S.p.A.
TIESSE S.c.p.A.	Italy	Eur	103,292	30.50	TECNOST SISTEMI S.p.A.
				11.50	THEMA S.p.A.
				19.00	TIEMME SISTEMI S.r.l.
Real Estate and Services Companies					
E.S.T. - EROGAZIONE SERVIZI E TECNOLOGIE - S.p.A.	Italy	Eur	1,600,995	100.00	OLIVETTI MULTISERVICES S.p.A.
EMMEGIESSE S.p.A.	Italy	Eur	250,000	51.00	E.S.T.S.p.A.
O&B COSTRUZIONI GENERALI S.r.l.	Italy	Eur	100,000	50.10	OLIVETTI MULTISERVICES S.p.A.
OLIVETTI MULTISERVICES S.p.A.	Italy	Eur	170,960,604	100.00	OLIVETTI S.p.A.
OLIVETTI SYSTEMS TECHNOLOGY CORPORATION	Japan	Yen	100,000,000	100.00	OLIVETTI INTERNATIONAL HOLDING S.A.
OMS HOLDING B.V.	Netherlands	Eur	20,000	100.00	OLIVETTI MULTISERVICES S.p.A.
RUF GESTION S.A.S.	France	Eur	266,300	100.00	OMS HOLDING B.V.

EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

Subsidiary Companies					
IEPRO-INDUSTRIA ELECTRONICA DE PRODUCTOS DE OFICINA S.A.	Mexico	Psm	120,003	100.00	OLIVETTI MEXICANA S.A.
P.I.T. S.c.r.l.	Italy	Eur	25,823	100.00	E.S.T.S.p.A.

OTHER EQUITY INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

Subsidiary Companies					
ARMADORA DE TEPEACA S.A.	Mexico	Psm	2,000	48.00	IEPRO - S.A.
				52.00	OLIVETTI MEXICANA S.A.
ENSAMBLADORA TLAXCALTECA S.A.	Mexico	Psm	2,000	0.02	OLIVETTI MEXICANA S.A.
				99.98	OLIVETTI TECNOST de MEXICO S.A. de C.V.
SERVICIO DE INFORMATICA DE OFICINA S.A.	Mexico	Psm	4,000	2.00	IEPRO - S.A.
				98.00	OLIVETTI MEXICANA S.A.

Equity investments as of 30 June 2002					*Direct investors*
Company name	***Registered office***	***Currency***	***Share Capital***	***%***	***Company name***
Associated Companies					
BALTEA S.r.l.	Italy	Eur	2,220,000	49.00	OLIVETTI TECNOST S.p.A.
IN.VA. S.p.A.	Italy	Eur	520,000	40.00	OLIVETTI S.p.A.
INTERNATIONAL INFORMATION SERVICES	Russia	Rub	1,000,000	50.00	OLIVETTI HOLDING B.V.
ISTITUTO R.T.M. S.p.A.	Italy	Eur	2,107,320	31.46	OLIVETTI TECNOST S.p.A.
LOCALPORT S.p.A. (**)	Italy	Eur	764,469	27.13	OLIVETTI TECNOST S.p.A.
OLI GULF FZCO	Dubai	Dir	500,000	40.00	OLIVETTI TECNOST INTERNATIONAL B.V.
OLITECNO S.A. de C.V.	Mexico	Psm	1,000,000	50.00	OLIVETTI MEXICANA S.A.
PARCO DORA BALTEA S.p.A.	Italy	Eur	300,000	33.33	OLIVETTI MULTISERVICES S.p.A.
TOP SERVICE S.p.A.	Italy	Eur	812,700	38.10	OLIVETTI TECNOST S.p.A.
YMINDS S.A.	Switzerland	Fsv	100,000	24.00	OLIVETTI I-JET S.P.A.
Consortium Associated Companies					
CONSORZIO PER IL DISTRETTO TECNOLOGICO DEL CANAVESE	Italy	Eur	444,669	26.13	OLIVETTI S.p.A.
EQUITY INVESTMENTS IN OTHER COMPANIES					
AZIENDA ESERCIZIO GAS S.c.r.l.	Italy	Eur	901,558	0.24	OLIVETTI S.p.A.
BEMAR SERVEIS OFIMATICS S.L.	Spain	Eur	12,000	15.00	OLIVETTI TECNOST ESPANA S.A.
BIOINDUSTRY PARK DEL CANAVESE S.p.A.	Italy	Eur	5,651,891	0.90	OLIVETTI S.p.A.
CIRSA BUSINESS CORPORATION S.A.	Spain	Eur	24,077,424	4.98	OLIVETTI RAP S.A.
CISI CAMPANIA S.p.A.	Italy	Eur	2,580,000	8.00	E.S.T.S.p.A.
CONSORTIUM S.r.l.	Italy	Eur	561,600,000	2.27	OLIVETTI S.p.A.
DOCUNET Inc.	U.S.A.	$US	15,651,731	0.60	OLIVETTI INTERNATIONAL HOLDING S.A.
EUROFLY SERVICE S.p.A.	Italy	Eur	1,235,000	16.33	OLIVETTI S.p.A.
FIN.PRIV., S.r.l.	Italy	Eur	20,000	14.29	OLIVETTI S.p.A.
FLEXTEL S.P.A.	Italy	Eur	2,079,416	13.33	OLIVETTI TECNOST S.p.A.
FORNARA- SOC. FIN. E DI PART. S.p.A.	Italy	Lit	102,736,950,000	N.S.	OLIVETTI FINANZIARIA INDUSTRIALE S.p.A.
FUNIVIE DEL PICCOLO S. BERNARDO S.p.A.	Italy	Eur	3,685,367	N.S.	OLIVETTI S.p.A.
INTERNET PRO VIDEO Ltd	Great Britain	Lgs	265,837	12.54	OLIVETTI TELEMEDIA INVESTMENTS B.V.
ISTUD ISTITUTO STUDI DIREZIONALI S.p.A.	Italy	Eur	1,136,212	0.68	OLIVETTI S.p.A.
LEISURE LINK HOLDINGS Ltd	Great Britain	Lgs	7,809,618	1.20	OLIVETTI INTERNATIONAL HOLDING S.A.
MEDIAPOLIS S.p.A.	Italy	Eur	3,517,615	10.00	OLIVETTI MULTISERVICES S.p.A.
MEDIOBANCA S.p.A.	Italy	Eur	389,262,458	1.65	OLIVETTI S.p.A.
MONTEROSA S.p.A	Italy	Eur	18,689,832	0.11	OLIVETTI S.p.A.
NOMISMA S.p.A.	Italy	Eur	5,345,328	0.07	OLIVETTI FINANZIARIA INDUSTRIALE S.p.A.
PENTA SERVICE S.p.A.	Italy	Eur	516,000	5.00	OLIVETTI TECNOST S.p.A.
PIEDMONT INTERNATIONAL S.A.	Luxembourg	$US	9,192,500	11.92	OLIVETTI INTERNATIONAL HOLDING S.A.
PILA S.p.A.	Italy	Eur	7,060,000	0.10	OLIVETTI S.p.A.
RETAIL NETWORK SERVICES B.V.	Netherlands	Eur	15,129,484	13.65	TECNOST SISTEMI S.p.A.
REVISIONE S.r.l.	Italy	Eur	31,200	5.00	OLIVETTI FINANZIARIA INDUSTRIALE S.p.A.
S.A.G.I.T., S.p.A.	Italy	Eur	1,071,662	0.15	OLIVETTI S.p.A.
S.F.C. - SISTEMI FORMATIVI CONFINDUSTRIA- S.c.p.A.	Italy	Eur	236,022	0.22	E.S.T.S.p.A.
SCIENTIFIC GAMES CORPORATION	U.S.A.	$US	1,666,607	1.83	OLIVETTI INTERNATIONAL HOLDING S.A.
SYSTEM UNION GROUP PLC.	Great Britain	Lgs	4,880,000	0.09	OLIVETTI HOLDING B.V.
X/OPEN Inc.	Great Britain	Lgs	11	9.09	OLIVETTI S.p.A.
Consortia					
CONSORZIO INGEGNERIA PARTENOPEA S.c.r.l.	Italy	Eur	67,145	7.69	E.S.T.S.p.A.
COREP - CONSORZIO PER LA RICERCA E L'EDUCAZIONE PERMANENTE	Italy	Eur	676,712	7.69	OLIVETTI S.p.A.

Notes: - This statement does not include companies in winding-up, dormant companies and those companies intended to be disposed of to third parties.
- Percentages of ownership do not consider securities classified as current assets (in particular the stake of 0.57% of Telecom Italia S.p.A. owned by Olivetti S.p.A.).

(*) Equity investments held by Telecom Italia S.p.A. are listed in the following pages, as shown in the Exibits of Telecom Italia itself's Half-Year Report.

(**) Equity investments held also by Telecom Italia Group companies.

(°) Companies whose share percentage computed on voting rights is different from that computed on ownership.

In the following pages subsidiary and associated companies of Telecom Italia Group are listed in the format of the Exhibits to the "First-Half Year Report as at 30 June 2002"

Telecom Italia Group

List of subsidiary and associated companies

(Exhibit to the Telecom Italia Group Half-Year Report as of 30 June 2002)

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
Domestic Wireline						
ATESIA -Telemarketing Comunicazione Telefonica e Ricerche di Mercato S.p.A. (telemarketing)	Rome (Italy)	EUR	3,150,406	100.00		TELECOM ITALIA
LATIN AMERICAN NAUTILUS S.A. (holding company)	Luxembourg	USD	60,000,000	70.00 10.00 10.00 10.00		TELECOM ITALIA ENTEL BOLIVIA ENTEL CHILE TELECOM ARGENTINA
· LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	Buenos Aires (Argentina)	ARS	12,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. Fiduciaries
· LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	Rio de Janeiro (Brazil)	BRL	20,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. LATIN AMERICAN NAUTILUS USA
· LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	Santiago (Chile)	CLP	6,200,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A. Fiduciaries
· LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	1,000,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	Panama	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A.
· LATIN AMERICAN NAUTILUS PERU' S.A. (installation and maintenance of submarine cable systems)	Lima (Perù)	PEN	3,500	99.97 0.03		LATIN AMERICAN NAUTILUS S.A Fiduciaries
· LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A
· LATIN AMERICAN NAUTILUS ST.CROIX LLC (installation and maintenance of submarine cable systems)	St. Croix (USA Virgin Islands)	USD	1,000	100.00		LATIN AMERICAN NAUTILUS S.A
· LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	Florida (USA)	USD	10,000	100.00		LATIN AMERICAN NAUTILUS S.A
· LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	Caracas (Venezuela)	VEB	7,000,000	99.99 0.01		LATIN AMERICAN NAUTILUS S.A Fiduciaries
MED-1 SUBMARINE CABLES Ltd (construction and maintenance of submarine cable Lev)	Tel Aviv (Israel)	ILS	100,000	23.17 27.83		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
· MED 1 IC-1 (1999) Ltd (installation and maintenance of submarine cable IC1)	Tel Aviv (Israel)	ILS	1,000	99.99 0.01		MED-1 SUBMARINE CABLES MED-1 ITALY
· MED-1 (NETHERLANDS) B.V. (holding company)	Amsterdam (Holland)	EUR	18,151	100.00		MED-1 SUBMARINE CABLES
· MED-1 ITALY S.r.l. (installation and maintenance submarine cable systems in Italian seas)	Rome (Italy)	EUR	548,477	100.00		MED-1 NETHERLANDS
MEDITERRANEAN NAUTILUS S.A. (holding company)	Luxembourg	USD	326,480,000	62.51 7.49		TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
· ELETTRA TLC S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	10,329,200	100.00		MEDITERRANEAN NAUTILUS S.A.
· MEDITERRANEAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	Dublin (Ireland)	USD	100,000	51.00		MEDITERRANEAN NAUTILUS S.A.
· MEDITERRANEAN NAUTILUS B.V. (holding company)	Amsterdam (Holland)	EUR	18,003	100.00		MEDITERRANEAN NAUTILUS Ltd
· MEDITERRANEAN NAUTILUS GREECE S.A. (installation and maintenance of submarine cable systems)	Athens (Greece)	EUR	60,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS ISRAEL Ltd (installation and maintenance of submarine cable systems)	Tel Aviv (Israel)	ILS	1,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and maintenance of submarine cable systems)	Rome (Italy)	EUR	3,100,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS Inc. (telecommunications activities)	Delaware (USA)	USD	3,000	100.00		MEDITERRANEAN NAUTILUS B.V.
· MEDITERRANEAN NAUTILUS TELEKOMUNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications activities)	Istanbul (Turkey)	TRL	350,000,000,000	98.00 0.50 0.50 0.50 0.50		MEDITERRANEAN NAUTILUS B.V. MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ISRAEL MEDITERRANEAN NAUTILUS ITALY MEDITERRANEAN NAUTILUS GREECE
PATH.NET S.p.A. (networking systems and telecommunications)	Rome (Italy)	EUR	25,800,000	99.99 0.01		TELECOM ITALIA SODALIA

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,200	100.00		TELECOM ITALIA
TELECOM ITALIA OF NORTH AMERICA Inc. (telecommunications promotional services)	New York (USA)	USD	5,550,000	100.00		TELECOM ITALIA
TELECOM ITALIA SPAIN S.L. UNIPERSONAL (telecommunications services)	Madrid (Spain)	EUR	703,111	100.00		TELECOM ITALIA
TELECONTACT CENTER S.p.A. (telemarketing)	Naples (Italy)	EUR	110,000	100.00		TELECOM ITALIA
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	Brussels (Belgium)	EUR	3,000,000	99.99 0.01		TELECOM ITALIA Fiduciaries
TI FRANCE S.A.R.L. (telecommunications services)	Paris (France)	EUR	10,307,800	100.00		TELECOM ITALIA
TI GERMANY GmbH (telecommunications services)	Frankfurt (Germany)	EUR	25,000	100.00		TELECOM ITALIA
TI SWITZERLAND GmbH (telecommunications services)	Zürich (Switzerland)	CHF	2,000,000	100.00		TELECOM ITALIA
TI Telecom Italia (Austria) Telekommunikationsdienste GmbH (telecommunications services)	Vienna (Austria)	EUR	1,185,000	100.00		TELECOM ITALIA
TI UNITED KINGDOM Ltd (telecommunications services)	London (UK)	GBP	2,295,000	100.00		TELECOM ITALIA
TMI TELEMEDIA INTERNATIONAL ITALIA S.p.A. (acquisition of telecommunications companies and institutions in Italy and abroad)	Rome (Italy)	EUR	86,511,300.00	100.00		TELECOM ITALIA
· TMI TELEMEDIA INTERNATIONAL LUXEMBOURG S.A. (holding company)	Luxembourg	EUR	82,150,674.64	99.99997 0.00003		TMI TELEMEDIA INTERN. ITALIA Fiduciaries
· TMI TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	London (UK)	USD	558,472,454	67.94 32.06		TMI TELEMEDIA INTERN. LUX. TMI TELEMEDIA INTERN. ITALIA
· TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	New Jersey (USA)	USD	119,022,889.68	100.00		TMI TELEMEDIA INTERN. Ltd

Mobile

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELECOM ITALIA MOBILE S.p.A. (mobile telecommunications)	Turin (Italy)	EUR	513,964,432.74	54.82 0.17	55.68 0.17	TELECOM ITALIA SOFTE
· TIM INTERNATIONAL N.V. (holding company)	Amsterdam (Holland)	EUR	555,426,000	100.00		TELECOM ITALIA MOBILE
· STET HELLAS TELECOMMUNICATIONS S.A. (mobile telephony services)	Athens (Greece)	EUR	122,294,033	63.95 0.13		TIM INTERNATIONAL SOFTE
· TELEPOLIS SERVICES OF MOBILE TELEPHONY S.A. (mobile telephony services)	Athens (Greece)	GRD	2,700,000,000	100.00		STET HELLAS
· TIM BRASIL S.A. (holding company)	Saõ Paulo (Brazil)	BRL	4,366,696,557.51	100.00		TIM INTERNATIONAL
· BITEL PARTICIPACOES S.A. *(holding company)*	Rio de Janeiro *(Brazil)*	BRL	2,290,264,028	99.999996 0.000004		TIM BRASIL *Fiduciaries*
· *TIM MAXITEL S.A. (former MAXITEL S.A.)* (license holder for mobile telecommunications in Bahia and *Sergipe areas)*	*Belo Horizonte* (Brazil)	BRL	*677,679,703*	58.70 37.97 3.33	43.15 46.85 *10.00*	TIM INTERNATIONAL BITEL *TIM BRASIL*
· *MAXITEL TELECOMUNICACOES Ltda* (telecommunication company and sale of mobile phones)	*Salvador de Bahia* (Brazil)	BRL	1,000	99.90 0.10		*TIM MAXITEL* Fiduciaries
· *OFFSHORE FINANCIAL & SECURITIES Inc.* (holding company)	Tortola (British Virgin Islands)	*USD*	6,104,860	100.00		*TIM MAXITEL*
· TELE CELULAR SUL PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Curitiba (Brazil)	BRL	324,666,393.24	20.68	52.06	BITEL
· CTMR CELULAR S.A. (mobile telephony operator)	Pelotas (Brazil)	BRL	21,251,917.26	78.56	81.32	TELE CELULAR SUL
· TELEPAR CELULAR S.A. (mobile telephony operator)	Curitiba (Brazil)	BRL	333,880,024.34	73.57	87.43	TELE CELULAR SUL
· TELESC CELULAR S.A. (mobile telephony operator)	Florianopolis (Brazil)	BRL	266,803,506.58	83.55	91.81	TELE CELULAR SUL
· TELE NORDESTE CELULAR PARTICIPACOES S.A. (holding company for operating companies providing mobile network services)	Recife (Brazil)	BRL	288,442,548.62	21.18	52.32	BITEL
· TELASA CELULAR S.A. (mobile telephony operator)	Maceió (Brazil)	BRL	33,970,730.02	78.78	97.31	TELE NORDESTE CELULAR
· TELECEARA' CELULAR S.A. *(mobile telephony operator)*	Fortaleza *(Brazil)*	BRL	148,484,134.79	79.99	86.00	TELE NORDESTE CELULAR
· *TELEPISA CELULAR S.A.* (mobile telephony operator)	*Teresina* (Brazil)	*BRL*	*24,762,149.14*	*79.46*	97.59	*TELE NORDESTE CELULAR*

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- TELERN CELULAR S.A. (mobile telephony operator)	Natal (Brazil)	BRL	45,011,693.89	76.19	92.87	TELF NORDESTE CELULAR
- TELPA CELULAR S.A. (mobile telephony operator)	Joao Pessoa (Brazil)	BRL	43,164,229.17	71.85	94.87	TELE NORDESTE CELULAR
- TELPE CELULAR S.A. (mobile telephony operator)	Recife (Brazil)	BRL	125,620,727.74	78.68	95.16	TELE NORDESTE CELULAR
- STARCEL Ltda (call center services)	Saõ Paulo (Brazil)	BRL	30,000	99.97 0.03		TIM BRASIL Fiduciaries
- *TIM CELULAR CENTRO SUL S.A.* (mobile telephony operator)	*Brasilia* (Brazil)	BRL	271,827,025	100.00		TIM BRASIL
- PORTALE RIO NORTE S.A. (former TIM Rio Norte S.A.) (mobile telephony operator)	Saõ Paulo (Brazil)	BRL	495,300,000	99.999999 0.000001		TIM BRASIL Fiduciaries
- PORTALE SAO PAULO (former TIM Sao Paulo S.A.) *(mobile telephony operator)*	Saõ Paulo (Brazil)	BRL	512,780,589	99.999999 0.000001		TIM BRASIL Fiduciaries
- TIMNET.COM S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	78,000,000	20.00 20.00 20.00 20.00 20.00		TIM INTERNATIONAL TIM MAXITEL TELE NORDESTE CELULAR TELE CELULAR SUL PORTALE SAO PAULO
- TIMNET USA Inc. (mobile services)	New Jersey (USA)	USD	4,000,000	100.00		TIM INTERNATIONAL
- TIM PERU' S.A.C. (mobile telephony operator)	Lima (Perú)	PEN	1,337,542,452	100.00		TIM INTERNATIONAL
- CORPORACION DIGITEL C.A. (telecommunications services)	Caracas (Venezuela)	VEB	42,823,450,241	56.56		TIM INTERNATIONAL

Internet and Media

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SEAT PAGINE GIALLE S.p.A. (publishing and Internet services)	Milan (Italy)	EUR	341,183,511.30	53.210 1.902 0.132 0.0168	53.209 1.934 0.134 0.0171	TELECOM ITALIA HUIT II SOFTE SARITEL
- CIPI S.p.A. *(personalized products for companies)*	Milan *(Italy)*	EUR	1,200,000	60.00		SEAT PAGINE GIALLE
- CONSODATA S.A. (management and supply of data banks and market researches)	Levallois Perret (France)	EUR	4,748,159.50	90.42		SEAT PAGINE GIALLE
- BCA FINANCES S.A. (analysis, management and trading of data banks)	Lille (France)	EUR	107,100	100.00		CONSODATA S.A.
- BCA S.A. (analysis, management and trading of data banks)	Lille (France)	EUR	80,000	17.00 83.00		CONSODATA S.A. BCA FINANCES
- CAL - CONSUMER ACCES Ltd (management and supply of data banks)	Kingston (UK)	GBP	200,000	100.00		CONSODATA S.A.
- *CONSODATA GROUP Ltd* (management and supply of data banks)	*London* (UK)	GBP	2	100.00		CAL - CONSUMER ACCES
- CONSODATA UK Ltd (business information)	London (UK)	GBP	2	100.00		CAL - CONSUMER ACCES
- CONSOBELGIUM S.A. *(business information)*	Brussels *(Belgium)*	EUR	62,500	100.00		CONSODATA S.A.
- CHINALOOP HOLDINGS (direct marketing)	Cayman Islands	USD	29,961.3	50.06		CONSODATA S.A.
- CHINALOOP (MAURITIUS) Co (direct marketing)	Port Louis (Mauritius)	USD	200	100.00		CHINALOOP HOLDINGS
- SHANGHAI CHINALOOP INFORMATION SERVICES (direct marketing)	Shanghai (China)	USD	1,730,000	100.00		CHINALOOP (MAURITIUS)
- CONSODATA ESPANA S.A. (business information)	Barcelona (Spain)	ESP	310,000,000	100.00		CONSODATA S.A.
- *QUANTITATIVE MARKETING TECHNOLOGIES S.L.* (direct marketing)	*Barcelona* (Spain)	EUR	13,113	*70.00*		CONSODATA ESPANA
- CONSODATA SOLUTIONS S.A. (data management)	Levallois Perret (France)	EUR	270,000	100.00		CONSODATA S.A.
- CONSODATA S.p.A. *(services of direct marketing; creation, management and* marketing of data bank)	Rome *(Italy)*	EUR	6,500,000	100.00		CONSODATA S.A.
- CONSODATA MARKETING INTELLIGENCE S.r.l. (former DOMINO RESEARCH S.r.l.) (data processing geomarketing sector)	Milan (Italy)	EUR	46,400	96.00		CONSODATA S.p.A.
- *DWI S.p.A.* (design, software realization)	*Verona* (Italy)	EUR	500,000	*51.00*		*CONSODATA S.p.A.*
- FINANZA E GESTIONE S.r.l. (creation, management and trading of data banks for the banking sector)	Milan (Italy)	EUR	77,450	60.00		CONSODATA S.p.A.
- *PUBBLIBABY S.p.A.* (design, management and marketing of native sector data bank)	*Cusago* (Milan, Italy)	EUR	*100,000*	*61.00*		CONSODATA S.p.A.

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
· MEDIA PRISME S.A. (analysis, management and trading of data banks)	Levallois Perret (France)	EUR	40,000	50.00 50.00		CONSODATA S.A. BCA FINANCES
· MEDIA PRISME ESPAGNE S.A. (direct marketing)	Madrid (Spain)	EUR	30,490	100.00		MEDIA PRISME
· MP LIST S.A. (analysis, management and trading of data banks)	Brussels (Belgium)	FB	750,000	100.00		MEDIA PRISME
· DATABANK S.p.A. (marketing)	Milan (Italy)	EUR	937,300	93.465		SEAT PAGINE GIALLE
· DATABANK WETTBEWERBS - MARKT UND FINANZANALYSE GmbH (marketing)	Darmstadt (Germany)	EUR	153,387.56	60.00		DATABANK S.p.A.
· DBK S.A. (marketing)	Madrid (Spain)	EUR	99,000	99.99		DATABANK S.p.A.
· DATAHOUSE S.p.A. (gathering and sale of real estate information)	Milan (Italy)	EUR	200,850	52.00		SEAT PAGINE GIALLE
· ITALSERVICE S.r.l. (holding company)	Varese (Italy)	EUR	10,40[illegible]	100.00		DATAHOUSE
· ITALSERVICE S.p.A. (gathering and sell of information regarding real estate sector)	Milan (Italy)	EUR	104,000	40.00 60.00		DATAHOUSE ITALSERVICE S.r.l.
· EUREDIT S.A. (realization, promotion and marketing European technology of commerce annual "Europages")	Paris (France)	EUR	2,800,000	93.562		SEAT PAGINE GIALLE
· FINANZIARIA WEB S.p.A. (financing)	Turin (Italy)	EUR	9,606,073.50	60.00		SEAT PAGINE GIALLE
· MATRIX S.p.A (Internet services)	Milan (Italy)	EUR	1,100,000	0.70 66.00 33.30		SEAT PAGINE GIALLE FINANZIARIA WEB N.V.VERTICO
· FREE FINANCE S.p.A (Internet loans for the real estate market)	Milan (Italy)	EUR	148,102	89.38		MATRIX
· XOOM.it S.p.A. (development and management of virtual communities)	Milan (Italy)	EUR	100,000	100.00		MATRIX
· FINSATEL S.r.l. (holding company)	Turin (Italy)	EUR	133,000	100.00		SEAT PAGINE GIALLE
· GIALLO PROFESSIONAL PUBLISHING S.p.A. (publishing, typographic and graphic marketing, advertising)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
· GRUPPO EDITORIALE FAENZA EDITRICE S.p.A. (publishing house)	Faenza (Ravenna, Italy)	EUR	260,000	60.00		GIALLO PROFESSIONAL PUBLISHING
· FAENZA EDITRICE IBERICA S.L. (publishing house also on behalf of third parties)	Castellon de La Plana (Spain)	EUR	3,005.50	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
· FAENZA EDITRICE DO BRASIL Ltda (publishing house also on behalf of third parties)	Saô Paulo (Brazil)	BRL	132,347.46	90.00 10.00		GRUPPO EDITORIALE FAENZA EDITRICE FAENZA EDITRICE IBERICA
· PROMO ADVERTISING S.r.l. (acquisition of advertising on behalf of magazines, tv and multimedia broadcasting)	Faenza (Ravenna, Italy)	EUR	10,320	100.00		GRUPPO EDITORIALE FAENZA EDITRICE
· GRUPPO EDITORIALE JCE S.p.A. (publishing house)	Cinisello Balsamo (Milan, Italy)	EUR	1,032,800	65.00		GIALLO PROFESSIONAL PUBLISHING
· QUASAR E ASSOCIATI S.r.l. (multimedia publishers)	Milan (Italy)	EUR	20,408	51.00		GIALLO PROFESSIONAL PUBLISHING
· EDITORIALE QUASAR S.r.l. (publishing house and advertising agency)	Milan (Italy)	EUR	10,000	100.00		QUASAR E ASSOCIATI
· TTG ITALIA S.p.A. (publishing house for the touristic market)	Turin (Italy)	EUR	100,000	98.00		GIALLO PROFESSIONAL PUBLISHING
· GIALLO VOICE S.p.A. (teleselling, telemarketing, call centers and marketing)	Turin (Italy)	EUR	1,000,000	100.00		SEAT PAGINE GIALLE
· CALL CENTER SERVICES S.r.l. (call center services)	Cernusco sul Naviglio (Milan, Italy)	EUR	10,350	100.00		GIALLO VOICE
· IMR S.r.l. (call center services)	Turin (Italy)	EUR	10,500	100.00		GIALLO VOICE
· OPS S.r.l. (call center services)	Milan (Italy)	EUR	10,200	51.00		GIALLO VOICE
· TELEPROFESSIONAL S.r.l. (call center services)	Monza (Milan, Italy)	EUR	52,000	66.00		GIALLO VOICE
· GRUPPO BUFFETTI S.p.A. (supply of products regarding the paper industry, printing and publishing)	Rome (Italy)	EUR	11,817,000	100.00		SEAT PAGINE GIALLE
· MAGIQ 32 S.r.l. (wholesale of paper and millboard)	Rome (Italy)	EUR	510,000	100.00		GRUPPO BUFFETTI
· *OFFICE AUTOMATION PRODUCTS S.p.A.* (wholesale magnetic stand)	Lecco (Italy)	EUR	774,000	84.00		GRUPPO BUFFETTI
· IS PRODUCTS S.p.A. (marketing of office automation)	Lecco (Italy)	EUR	9,360,000	27.78 72.22		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- INCAS PRODUCTIONS S.r.l. (wholesale production and marketing of office consumable products)	Venaria Reale (Turin, Italy)	EUR	510,000	100.00		OFFICE AUTOMATION PRODUCTS
- PBS PROFESSIONAL BUSINESS SOFTWARE S.p.A. *(production and trading of business software)*	Rome *(Italy)*	EUR	127,500	99.9996 0.0004		GRUPPO BUFFETTI BUFFETTI S.r.l.
- SK DIRECT S.r.l. (graphic arts)	Rome (Italy)	EUR	5,522,920	58.37 41.63		GRUPPO BUFFETTI OFFICE AUTOMATION PRODUCTS
- HOLDING MEDIA E COMUNICAZIONE H.M.C. S.p.A. (production, marketing on TV and press)	Rome (Italy)	EUR	5,064,000	100.00		SEAT PAGINE GIALLE
- GLOBO EUROPA B.V. (services and operations in the field of radio and tv broadcasting)	Amsterdam (Holland)	EUR	181,512.09	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- GLOBO COMMUNICATION S.A.M. (production, acquisition and trading of TV programs)	Montecarlo	EUR	8,400,000	99.993		GLOBO EUROPA
- TV INTERNAZIONALE S.p.A. (purchase, management and maintenance of technical transmission systems for audio and video broadcasting)	Rome (Italy)	EUR	6,200,000	100.00		GLOBO EUROPA
- BEIGUA S.r.l. *(purchase, management and maintenance of installation for the repair and distribution of radio and tv broadcasting)*	Rome (Italy)	EUR	51,480	51.00		TV INTERNAZIONALE
- GIAROLO S.r.l. (purchase, management and maintenance of installation for the repair and distribution of radio and tv broadcasting)	Rome *(Italy)*	EUR	50,490	75.50		TV INTERNAZIONALE
- T.V.I. MONTECARLO S.A.M. (trading and licensee of TV programs)	Montecarlo	EUR	150,000	99.50		GLOBO EUROPA
- HOLDING MEDIA E COMUNICAZIONE BROADCASTING S.r.l. (maintenance of audio/video TV equipment)	Rome (Italy)	EUR	103,400	50.00 50.00		HOLDING MEDIA E COMUNICAZIONE H.M.C. TV INTERNAZIONALE
- HOLDING MEDIA E COMUNICAZIONE PUBBLICITA' S.r.l. (purchase and sale of advertising spaces and management of advertising in the field of radio and tv broadcasting)	Rome (Italy)	EUR	516,500	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- MTV ITALIA S.r.l. *(services in the field of radio and tv broadcasting, production* and sale of radio, tv and cinema programs)	Rome *(Italy)*	EUR	12,151,928	51.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
- HOLDING MEDIA E COMUNICAZIONE PRODUZIONI S.r.l. (gathering of data, press agencies regarding news and topical articles)	Rome (Italy)	EUR	258,864	50.00 50.00		MTV ITALIA TV INTERNAZIONALE
- MTV PUBBLICITA' S.r.l. (advertising agency)	Milan (Italy)	EUR	10,400	100.00		MTV ITALIA
- KOMPASS ITALIA S.p.A. (publishing of annuals and sale of telematic products)	Turin (Italy)	EUR	1,610,904.88	100.00		SEAT PAGINE GIALLE
- NEOEXPO S.p.A. (on-line events regarding fairs)	Palazzolo sull'Oglio (Brescia, Italy)	EUR	510,000	60.00		SEAT PAGINE GIALLE
- NETCREATIONS Inc. (management of the license regarding the software products of Netex Ltd)	New York (USA)	USD	1	100.00		SEAT PAGINE GIALLE
- PAN-ADRESS DIREKTMARKETING & Co. KG (direct marketing)	Munich (Germany)	DEM	2,040,000	100.00		SEAT PAGINE GIALLE
- CONSODATA DEUTSCHLAND GmbH (direct marketing)	Munich (Germany)	DEM	50,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- CONSODATA MARKETING INTELLIGENCE GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- MEDIPLAN GmbH (direct marketing)	Munich (Germany)	EUR	26,000	100.00		PAN-ADRESS DIREKTMARK. & Co. KG
- PAN-ADRESS DIREKTMARKETING VERWALTUNG GmbH (direct marketing)	Munich (Germany)	EUR	25,000	100.00		SEAT PAGINE GIALLE
- TDL INFOMEDIA Ltd (holding company)	Hampshire (UK)	GBP	139,524.78	99.60		SEAT PAGINE GIALLE
- MYBLUECAT.COM Ltd (supply of services)	Hampshire (UK)	GBP	2	100.00		TDL INFOMEDIA
- TDL INFOMEDIA FINANCE Ltd *(holding company)*	Hampshire (UK)	GBP	9,734.09	100.00		TDL INFOMEDIA
- TDL INFOMEDIA HOLDINGS Plc (holding company)	Hampshire (UK)	GBP	397,126.43	100.00		TDL INFOMEDIA FINANCE
- TDL INFOMEDIA GROUP Plc (holding company)	Hampshire (UK)	GBP	624,576.64	100.00		TDL INFOMEDIA HOLDINGS
- TDL GROUP Ltd (holding company)	Hampshire (UK)	GBP	89,864.25	100.00		TDL INFOMEDIA GROUP
- THOMSON DIRECTORIES Ltd (publishing and marketing directories)	Hampshire (UK)	GBP	1,340,000	100.00		TDL GROUP
- THOMSON DIRECTORIES PENSION COMPANY Ltd (management of Thomson Directories Pension fund)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- TDL INVESTMENTS B.V. (supply of services)	Rotterdam (Holland)	EUR	20,000	100.00		TDL INFOMEDIA
- TELEGATE HOLDING GmbH (holding company)	Martinsried (Germany)	DEM	51,000	100.00		SEAT PAGINE GIALLE
- TELEGATE A.G. (call center services)	Martinsried (Germany)	EUR	12,730,000	13.54 50.99		SEAT PAGINE GIALLE TELEGATE HOLDING
- ARSMOVENDI.COM A.G. (Internet services)	Munich (Germany)	EUR	150,000	100.00		TELEGATE A.G.
- TRAVELGATE BUSINESS GmbH (business tour operator)	Munich (Germany)	EUR	25,000	100.00		ARSMOVENDI .COM
- TRAVELTEAM24 GmbH (tour operator)	Schongau (Germany)	DEM	100,000	100.00		TRAVELGATE BUSINESS
- DATAGATE GmbH (call center)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- KIMTRAVEL CONSULTING A.G. (Internet services)	Munich (Germany)	EUR	69,493	100.00		TELEGATE A.G.
- TELEGATE AKADEMIE GmbH (training center for employees of call centers)	Rostock (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- TELEGATE ANKLAM GmbH (Internet services)	Anklam (Germany)	DEM	100,000	100.00		TELEGATE A.G.
- 11880.com GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE ANKLAM
- MOBILSAFE A.G. (Internet services)	Meerbusch (Germany)	EUR	150,000	100.00		TELEGATE ANKLAM
- TELEGATE CALL CENTER GmbH (call center services)	Martinsried (Germany)	EUR	25,000	100.00		TELEGATE A.G.
- TGT HOLDING B.V. (holding company)	Schiphol (Holland)	EUR	18,200	100.00		TELEGATE A.G.
- TELEGATE ESPANA S.A. *(call center services)*	Madrid *(Spain)*	EUR	61,000	100.00		TGT HOLDING
- TELEGATE GmbH *(call center services)*	Vienna *(Austria)*	EUR	35,000	100.00		TGT HOLDING
- TELEGATE Inc. (call center services)	Texas (USA)	USD	1,000	100.00		TGT HOLDING
- TELEGATE ITALIA S.r.l. (call center services)	Milan (Italy)	EUR	129,000	99.00 1.00		TGT HOLDING TELEGATE A.G.
- TELEGATE Ltd (call center services)	London (UK)	GBP	50,000	100.00		TGT HOLDING

International Operations

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELECOM ITALIA INTERNATIONAL N.V. (former STET INTERNATIONAL NETHERLANDS N.V.) *(holding company)*	Amsterdam (Holland)	EUR	2,378,338,950	100.00		TELECOM ITALIA
- 9 TELECOM RESEAU S.A. *(telecommunications services)*	Boulogne *Billancourt* (France)	EUR	616,291,485	99.96 0.04		TELECOM ITALIA INTERNATIONAL *TMI TELEMEDIA INTERN. Ltd*
- JET MULTIMEDIA S.A. (Internet hosting)	Lyon (France)	EUR	10,987,413	89.99 0.92 0.18		*9 TELECOM RESEAU* SOFTE JET MULTIMEDIA S.A.
- JET MEDIA S.A.S. (advertising on TV, radio and press)	Lyon (France)	EUR	100,000	99.76 0.04 0.20		JET MULTIMEDIA S.A. OMEGA Fiduciaries
- JET MULTIMEDIA HOSTING S.A. (former VICTOIRE MULTIMEDIA INFORMATIQUE S.A.) (design, development and maintenance of Web and Audiotel, Minitel services)	Lyon (France)	EUR	17,747,595	99.99 0.01		JET MULTIMEDIA S.A. Fiduciaries
- IB TELEMATIC S.A. (Minitel services)	Paris (France)	EUR	430,280	99.97 0.03		JET MULTIMEDIA HOSTING Fiduciaries
- ICOR S.A. (Internet, Extranet and Intranet for tourism)	Le Bourget du Lac (France)	EUR	96,000	99.87 0.02 0.11		JET MULTIMEDIA HOSTING OMEGA Fiduciaries
- JET MULTIMEDIA S.r.l. (Internet services)	Milan (Italy)	EUR	10,400	100.00		JET MULTIMEDIA HOSTING
- ITALIA EXPLORER S.r.l. (Internet services)	Milan (Italy)	EUR	11,000	100.00		JET MULTIMEDIA S.r.l.
- METAPHORA S.A. (consulting for management of information systems)	Toulouse (France)	EUR	469,543	38.25 13.80 0.02	46.60 8.40 0.02	JET MULTIMEDIA HOSTING JET MULTIMEDIA S.A. Fiduciaries
- OFFICE CENTRAL DE DOCUMENTATION S.A. (Minitel services and legal affair data base)	Paris (France)	EUR	38,112	99.76 0.04 0.20		JET MULTIMEDIA HOSTING OMEGA *Fiduciaries*
- TRAVEL MANIA S.a.r.l. (travel agency and website for tourism)	Lyon (France)	EUR	304,898	97.00		JET MULTIMEDIA HOSTING

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- OMEGA S.a.r.l. (intergroup services)	Lyon (France)	EUR	80,000	100.00		JET MULTIMEDIA S.A.
- MAGEOS EXPLORER S.A. (Internet services)	Lyon (France)	EUR	6,317,789	100.00		9TELECOM RESEAU
- FRANCE EXPLORER S.A. (Internet services)	Lyon (France)	EUR	1,532,113	99.99		MAGEOS EXPLORER
- HOLLAND EXPLORER B.V. (Internet services)	Amsterdam (Holland)	EUR	100,000	100.00		MAGEOS EXPLORER
- EUROPE EXPLORER PORTUGAL L.D.A. (former PORTUGAL EXPLORER S.A.) (Internet services)	Lisbon (Portugal)	EUR	11,000	100.00		MAGEOS EXPLORER
- SWISS EXPLORER ON LINE S.a.r.l. (Internet services)	Lousanne (Switzerland)	CHF	20,000	100.00		MAGEOS EXPLORER
- BBNED N.V. (telecommunications services)	Amsterdam (Holland)	EUR	52,425,000	96.17		TELECOM ITALIA INTERNATIONAL
- BBEYOND B.V. (telecommunications services)	Amsterdam (Holland)	EUR	18,000	100.00		BBNED
- ENTEL CHILE S.A. (telecommunications services)	Santiago (Chile)	CLP	396,209,996,527	54.76		TELECOM ITALIA INTERNATIONAL
- AMERICATEL CENTROAMERICA S.A. (holding company)	Guatemala City (Guatemala)	USD	2,649,608	78.65		ENTEL CHILE
- AMERICATEL EL SALVADOR S.A. DE C.V. (telecommunications services)	San Salvador (El Salvador)	USD	1,143,572.24	15.00 85.00		ENTEL CHILE AMERICATEL CENTROAMERICA
- AMERICATEL GUATEMALA S.A. (telecommunications services)	Guatemala City (Guatemala)	GTQ	450,000	100.00		AMERICATEL CENTROAMERICA
- AMERICATEL HONDURAS S.A. (telecommunications services)	Tegucigalpa (Honduras)	HNL	500,000	100.00		AMERICATEL CENTROAMERICA
- INDUSTRIAS TELEPUERTOS NICARAGUENSES S.A. (telecommunications services)	Managua (Nicaragua)	NIO	255,000,000	100.00		AMERICATEL CENTROAMERICA
- ENTEL CALL CENTER S.A. (telecommunications services)	Santiago (Chile)	CLP	6,073,225,767	90.00 10.00		ENTEL CHILE ENTEL INVERSIONES
- ENTEL INTERNATIONAL B.V.I. Corp. (holding company)	Tortola (British Virgin Islands)	CLP	31,480,049,720	100.00		ENTEL CHILE
- AMERICATEL CORP. USA (telecommunications services)	Florida (USA)	USD	62,372,552.74	80.00		ENTEL INTERNATIONAL B.V.I.
- ENTEL USA HOLDING Inc. (holding company)	Florida (USA)	USD	1,000	100.00		ENTEL INTERNATIONAL B.V.I.
- AMERICASKY Corporation (telecommunications services)	Florida (USA)	USD	1,000	80.00 20.00		ENTEL USA HOLDING ENTEL INTERNATIONAL B.V.I.
- ENTEL INVERSIONES S.A. (holding company)	Santiago (Chile)	CLP	3,129,511,472	99.99 0.01		ENTEL CHILE Fiduciaries
- AMERICATEL PERU' S.A. (telecommunications services)	Lima (Perù)	PEN	39,288,339.60	45.69 54.31		ENTEL CHILE ENTEL INVERSIONES
- ENTEL INVESTMENTS Inc. (holding company)	Tortola (British Virgin Islands)	USD	1,630	100.00		ENTEL CHILE
- ENTEL SERVICIOS TELEFONICOS S.A. (telecommunications services)	Santiago (Chile)	CLP	1,071,339,726	91.42 8.58		ENTEL CHILE ENTEL INVERSIONES
- ENTEL TELEFONIA LOCAL S.A. (local telecommunications services)	Santiago (Chile)	CLP	22,440,766,220	99.00 1.00		ENTEL CHILE ENTEL INVERSIONES
- CHILE WIRELESS S.A. (holding company)	Santiago (Chile)	CLP	112,745,830	99.00 1.00		ENTEL TELEFONIA LOCAL ENTEL INVERSIONES
- ENTEL TELEFONIA PERSONAL S.A. (holding company)	Santiago (Chile)	CLP	123,550,386,824	94.64 5.36		ENTEL CHILE ENTEL INVERSIONES
- EMPRESA DE RADIOCOMUNICACIONES INSTA BEEP Ltda (telecommunications services)	Santiago (Chile)	CLP	2,250,988,492	99.90		ENTEL TELEFONIA PERSONAL
- ENTEL PCS TELECOMUNICACIONES S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	95,503,905,176	0.10 99.90		ENTEL CHILE ENTEL TELEFONIA PERSONAL
- ENTEL TELEFONIA MOVIL S.A. (mobile telecommunications services)	Santiago (Chile)	CLP	1,829,096,682	0.08 99.92		ENTEL CHILE ENTEL TELEFONIA PERSONAL
- MICARRIER TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	3,139,539,748	99.99 0.01		ENTEL CHILE ENTEL INVERSIONES
- ENTEL VENEZUELA C.A. (former ORBITEL VENEZUELA C.A.) (telecommunications services)	Caracas (Venezuela)	VEB	709,500,000	100.00		ENTEL CHILE
- RED DE TRANSACCIONES ELECTRONICAS S.A (telecommunications services)	Santiago (Chile)	CLP	1,582,287,416	93.76		ENTEL CHILE
- SATEL TELECOMUNICACIONES S.A. (telecommunications services)	Santiago (Chile)	CLP	2,698,727,530	99.90 0.10		ENTEL CHILE ENTEL INVERSIONES
- ICH - International Communication Holding N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	100.00		TELECOM ITALIA INTERNATIONAL
- ETI - Euro Telecom International N.V. (holding company)	Amsterdam (Holland)	EUR	50,050	100.00		ICH

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- ENTEL Empresa Nacional de Telecomunicaciones S.A. (telecommunications services)	La Paz (Bolivia)	BOB	1,280,898,800	50.00		ETI
- DATACOM S.A. (data transmission services)	La Paz (Bolivia)	BOB	21,746,600	99.99		ENTEL BOLIVIA
- INTELCOM SAN MARINO S.p.A (telecommunications services in San Marino)	Republic of San Marino	EUR	1,550,000	70.00		TELECOM ITALIA INTERNATIONAL
TELECOM ITALIA AMERICA LATINA Ltda (former TELECOM ITALIA DO BRASIL Ltda) (telecommunications promotional services)	São Paulo (Brazil)	BRL	2,699,758	99.9933 0.0067		TELECOM ITALIA Fiduciaries
TI WEB S.A. (holding company)	Luxembourg	USD	856,779,000	99.99999 0.00001		TELECOM ITALIA Fiduciaries
- TELSI Ltd (holding company)	London (UK)	EUR	603,565,000	99.99999 0.00001		TI WEB Fiduciaries

Information Technology - Market

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
FINSIEL - Consulenza e Applicazioni Informatiche S.p.A. (conception and implementation of projects in *information technology applications)*	Rome (Italy)	EUR	59,982,384.60	77.92 0.63		TELECOM ITALIA FINSIEL
- ASPASIEL S.r.l. *(information systems)*	Rome *(Italy)*	EUR	260,000	50.00	51.00	FINSIEL
- BANKSIEL - Società di informatica e Organizzazione p.A. *(design, installation, operation and maintenance* of information systems for bank and insurance companies)	Milan *(Italy)*	EUR	10,400,000	55.50		FINSIEL
- *CARISIEL* Sistemi Informativi Elettronici per il Settore Creditizio e Finanziario S.p.A. (electronic information systems for banking and financial industry)	Rende (Cosenza, Italy)	EUR	*769,585*	2.00 98.00		*FINSIEL* BANKSIEL
- CENTROSIEL S.p.A. (information systems)	Milan (Italy)	EUR	516,600	47.00	51.00	BANKSIEL
- CONSIEL - Società di Management Consulting e Formazione p.A. (corporate consulting and management services)	Milan (Italy)	EUR	4,000,000	100.00		FINSIEL
- EIS - Elettronica Ingegneria Sistemi S.p.A. (design, installation, operation and maintenance of sophisticated electronic systems)	Rome (Italy)	EUR	5,165,000	100.00		FINSIEL
- FINSIEL ROMANIA S.r.l. (information systems)	Bucharest (Rumania)	ROL	11,841,500,000	90.53		FINSIEL
- INSIEL - Informatica per il Sistema degli Enti Locali S.p.A. (information systems)	Trieste (Italy)	EUR	7,755,000	52.00		FINSIEL
- VENIS - VENEZIA INFORMATICA E SISTEMI S.p.A. (information systems for the municipality of Venice and other public entities)	Venice (Italy)	EUR	1,549,500	20.40 30.60		FINSIEL INSIEL
- INTERSIEL - Società Interregionale Sistemi Informativi Elettronici S.p.A. *(design, installation, operation and maintenance* of information systems)	Rende (Cosenza, Italy)	EUR	1,033,000	100.00		FINSIEL
- *KRENESIEL - Società Sarda di Informatica S.p.A.* (information systems)	*Sassari* (Italy)	EUR	*2,582,300*	*41.00* 10.00		*FINSIEL* INSIEL
- SOGEI - Società Generale d'Informatica S.p.A. (information systems and related services for the Ministry of Finances and Italian and foreign public Administration)	Rome (Italy)	EUR	10,330,000	*100.00*		*FINSIEL*
- SOGEI SERVIZI INNOVATIVI E TECNOLOGICI S.p.A. (development of business enterprises in the field of ICT and technological information)	Rome (Italy)	EUR	100,000	51.00 49.00		SOGEI FINSIEL
- TELE SISTEMI FERROVIARI S.p.A. (information systems)	Rome (Italy)	EUR	77,003,669.54	61.00		FINSIEL
- WEBRED S.p.A. (information systems)	Perugia (Italy)	EUR	1,560,000	51.00		FINSIEL

Information Technology - Group

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
IT TELECOM S.p.A. (information and communication technology)	Rome (Italy)	*EUR*	*96,853,000*	*100.00*		*TELECOM ITALIA*
- NETIKOS S.p.A. (information systems)	Rome (Italy)	EUR	13,416,000	100.00		IT TELECOM
- NETIKOS FINLAND OY (development of wireless solutions)	Helsinki (Finland)	EUR	10,700	100.00		NETIKOS
- NETSIEL - Networks Produttivi per Sistemi Informativi Elettronici S.p.A (information products and production of software for sale)	Bari (Italy)	EUR	65,073,960	100.00		IT TELECOM
- SIBISIEL - Societa di Informatica per la Banca e l'Impresa S.p.A. (information services)	Bari (Italy)	EUR	1,032,920	90.20 9.80		NETSIEL SIBISIEL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
- SARITEL S.p.A. (group factory for added value network services)	Pomezia (Rome, Italy)	EUR	11,445,360	100.00		IT TELECOM
- SODALIA S.p.A. (production of advanced software for telecommunications networks and services)	Trento (Italy)	EUR	3,099,000	100.00		IT TELECOM
- SODALIA NORTH AMERICA Inc. (telecommunications software)	Virginia (USA)	USD	700,000	100.00		SODALIA
- TELESOFT S.p.A. (telecommunications software)	Rome (Italy)	EUR	21,060,000	100.00		IT TELECOM
- EUSTEMA S.p.A. (design, research, development and marketing of software, information and online systems)	Rome (Italy)	EUR	312,000	67.33		TELESOFT
- TECO SOFT ARGENTINA S.A. (design, realization and sale of software)	Buenos Aires (Argentina)	ARS	12,000	99.99		TELESOFT
- TECO SOFT ESPANA S.A. (telecommunications software)	Madrid (Spain)	EUR	60,160.10	100.00		TELESOFT
- TELESOFT HELLAS S.A. (telecommunications software)	Athens (Greece)	EUR	60,000	100.00		TELESOFT
- TELESOFT RUSSIA ZAO (telecommunications software)	Moscow (Russia)	RUB	1,592,000	75.00		TELESOFT
- WEBEGG S.p.A. (e-business solution)	Ivrea (Turin, Italy)	EUR	33,107,160	69.80		IT TELECOM
- TELEAP S.p.A. (software applications, architecture)	Ivrea (Turin, Italy)	EUR	1,560,000	100.00		WEBEGG
- PERFORMER S.p.A. (software applications)	Turin (Italy)	EUR	100,000	100.00		WEBEGG
- @LIVE S.p.A. (international training)	Turin (Italy)	EUR	10,000	100.00		WEBEGG
- DOMUS ACCADEMY S.p.A. (design research)	Milan (Italy)	EUR	140,000	67.30		WEBEGG
- W.P. WINNER PROJECT B. V. (software applications)	Rotterdam (Holland)	EUR	18,000	100.00		WEBEGG
- SOFTWARE FACTORY S.p.A. (software applications)	Milan (Italy)	EUR	1,500,000	100.00		W.P. WINNER PROJECT
TELECOM ITALIA LAB S.p.A. (studies, research and venture capital in telecommunications and electronics)	Turin (Italy)	EUR	27,455,000	100.00		TELECOM ITALIA
- LOQUENDO - SOCIETA' PER AZIONI (research, development and trading of technologies and equipment regarding vocal recognition and interaction)	Turin (Italy)	EUR	3,573,190	100.00		TELECOM ITALIA LAB S.p.A.
- TELECOM ITALIA LAB GENERAL PARTNER S.A. (holding company)	Luxembourg	USD	30,000	99.97 0.03		TELECOM ITALIA LAB S.p.A. Fiduciaries
- TELECOM ITALIA LAB S.A. (holding company)	Luxembourg	USD	25,894,360	99.99 0.01		TELECOM ITALIA LAB S.p.A. Fiduciaries
- TELECOM ITALIA LAB B.V. (holding company)	Amsterdam (Holland)	EUR	18,655	100.00		TELECOM ITALIA LAB S.A.
- TELSY Elettronica e Telecomunicazioni S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	Turin (Italy)	EUR	390,000	100.00		TELECOM ITALIA LAB S.p.A.

Telespazio

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELESPAZIO S.p.A. (satellite telecommunications services)	Rome (Italy)	EUR	50,000,000	100.00		TELECOM ITALIA
- CENTRO DI TELERILEVAMENTO MEDITERRANEO - S.C.P.A. (research)	Palermo (Italy)	EUR	949,000	51.00		TELESPAZIO
- e-GEOS S.p.A. (earth observation activities)	Matera (Italy)	EUR	105,000	53.00 2.00		TELESPAZIO EURIMAGE
- EURIMAGE S.p.A. (distribution and sale of satellite data)	Rome (Italy)	EUR	4,386,000	51.00		TELESPAZIO
- EUROPEAN COMPANY FOR MOBILE COMMUNICATION SERVICES B.V. (sale of the Orbcomm satellite data in Europe)	Amsterdam (Holland)	EUR	16,881,882	72.01 27.99		TELESPAZIO EUROPEAN COMPANY FOR MOBILE COMM.SERVICES
- EUROPEAN COMPANY FOR MOBILE COMMUNICATION OPERATIONS B.V. (mobile telephony services)	Amsterdam (Holland)	EUR	45,500	100.00		EUROPEAN COMPANY FOR MOBILE COMM.SERVICES
- TELESPAZIO BRASIL S.A. (sale of telecommunication services through the Orbcomm satellite)	Rio de Janeiro (Brazil)	BRL	34,520,000	97.91 1.39		TELESPAZIO ENTEL CHILE
- TELESPAZIO LUXEMBOURG S.A. (holding company)	Luxembourg	USD	245,260,800	100.00		TELESPAZIO
- TELESPAZIO NORTH AMERICA Inc. (activities regarding satellite telecommunications)	Delaware (USA)	USD	10	100.00		TELESPAZIO

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
Other activities						
EMSA - Società Immobiliare p.A. (real estate management)	Turin (Italy)	EUR	584,270	100.00		TELECOM ITALIA
EMSA Servizi S.p.A. (former CONSULTEL S.p.A.) (real estate management)	Rome (Italy)	EUR	5,000,000.00	100.00		TELECOM ITALIA
IMMSI S.p.A. (real estate management)	Turin (Italy)	EUR	114,400,000	45.00		TELECOM ITALIA
IN.TEL.AUDIT S.c.a r.l. (internal auditing for the Telecom Italia Group)	Milan (Italy)	EUR	2,750,000	54.55 18.18 18.18		TELECOM ITALIA SEAT PAGINE GIALLE TELECOM ITALIA MOBILE
SAIAT - Società Attività Intermedie Ausiliarie Telecomunicazioni p.A. (financing)	Turin (Italy)	EUR	35,745,120	100.00		TELECOM ITALIA
· TELIMM S.p.A. (real estate management)	Turin (Italy)	EUR	4,242,946	99.42 0.58		SAIAT TELECOM ITALIA
SCUOLA SUPERIORE GUGLIELMO REISS ROMOLI S.p.A. (professional training)	L'Aquila (Italy)	EUR	1,560,000	100.00		TELECOM ITALIA
· CONSIEL DO BRASIL Ltda (consulting and information systems)	São Paulo (Brazil)	BRL	174,023	99.99 0.01		SSGRR Fiduciaries
SOFTE S.A. (financing)	Luxembourg	USD	100,000,000	99.99 0.01		TELECOM ITALIA SAIAT
· SOGERIM S.A. (marketing and financing)	Luxembourg	EUR	525,000	99.95 0.05		SOFTE SAIAT
TECNO SERVIZI MOBILI S.r.l. (real estate management)	Rome (Italy)	EUR	26,000	51.00		TELECOM ITALIA
TELE PAY ROLL SERVICES S.p.A. (information systems for payroll services)	Rome (Italy)	EUR	2,840,000	100.00		TELECOM ITALIA
TI MEDIA S.A. (trade and financial company)	Luxembourg	EUR	4,309,578	99.999 0.001		TELECOM ITALIA SOFTE
· HUIT II S.a.r.l. (holding company)	Luxembourg	EUR	20,716,020	100.00		TI MEDIA
· · ISM S.r.l. (holding company)	Turin (Italy)	EUR	10,000	100.00		HUIT II
· · · N.V. VERTICO (holding company)	Brussels (Belgium)	EUR	69,440	100.00		ISM

LIST OF COMPANIES CONSOLIDATED BY THE EQUITY METHOD

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
ARTES S.r.l. (in liquidation) (communication services)	Rome (Italy)	EUR	10,000	100.00		HOLDING MEDIA E COMUNICAZIONE H.M.C.
BUFFETTI S.r.l. *(retail trade of stationary, books, office kits)*	*Rome* *(Italy)*	*EUR*	*10,000*	*100.00*		*GRUPPO BUFFETTI*
EDOTEL S.p.A. (holding company)	Turin (Italy)	EUR	15,080,541.90	60.00 40.00		TELECOM ITALIA TELECOM ITALIA MOBILE
EURO DATACOM Ltd *(telecommunications services)*	Huddersfield (UK)	GBP	306,666	100.00		TMI TELEMEDIA INTERN. Ltd
GIALLO LAVORO S.p.A. (research, selection and training of human resources)	Turin (Italy)	EUR	100,000	100.00		SEAT PAGINE GIALLE
GIALLO MARKET S.r.l (owner of Virgilio.it)	Milan (Italy)	EUR	1,000,000	90.00		MATRIX
GIALLO VIAGGI.IT S.p.A. (research, development, production of information and telematic products for tourism)	Milan (Italy)	EUR	100,000	100.00		SEAT PAGINE GIALLE
GOALLARS B.V. (management of an Internet site)	Amsterdam (Holland)	EUR	100,000	55.00		MATRIX
KMATRIX S.r.l. (creation and management of an Internet site)	Milan (Italy)	EUR	100,000	100.00		MATRIX
LINK S.r.l. (supply of computer services)	Milan (Italy)	EUR	10,400	100.00		MATRIX
MEDIOLANUM TOURIST SERVICE S.r.l. (tour operator)	Milan (Italy)	EUR	10,200	100.00		GIALLO VIAGGI.IT
RARTEL S.A. (satellite telecommunications services)	Bucharest (Rumania)	ROL	4,685,000,000	50.06 1.00		TELESPAZIO TELESPAZIO LUX.
SEAT CAPITAL INVESTMENTS S.A. (financing)	Luxembourg	EUR	5,384,500	99.99		SEAT PAGINE GIALLE
TELECOM ITALIA CAPITAL S.A. *(financing)*	Luxembourg	USD	1,000,000	99.999 0.001		TELECOM ITALIA SOGERIM
TELECOM MEDIA INTERNATIONAL ITALY-CANADA Inc. (telecommunications services)	Montreal (Canada)	CAD	952,100	100.00		TMI TELEMEDIA INTERN. Ltd
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telecommunications)	Republic of San Marino	EUR	78,000	51.00		INTELCOM S.MARINO
TELEOS B.V. *(operative holding company)*	Amsterdam *(Holland)*	EUR	18,151.21	100.00		TELESPAZIO
TELEOS INTERNATIONAL B.V. (marketing of products and services for satellite mobile communications)	Amsterdam (Holland)	EUR	18,151.21	100.00		TELEOS B.V.
THINX-SM TELEHOUSE INTERNET EXCHANGE S.A. (housing and hosting)	Republic of San Marino	EUR	1,550,000	60.00		INTELCOM S.MARINO
TIN WEB S.p.A. (consulting regarding the creation of Internet sites)	Milan (Italy)	EUR	100,000	100.00		SEAT PAGINE GIALLE
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	Saõ Paulo (Brazil)	BRL	2,443,217	99.99 0.01		TMI TELEMEDIA INTERN. Ltd Fiduciaries
ZDNET ITALIA S.r.l. *(creation and management of Internet sites)*	Milan *(Italy)*	EUR	400,000	51.00		MATRIX
AFFILIATED COMPANIES						
A1 BANK A.G. *(mobile telephony operator, m-commerce)*	Vienna *(Austria)*	EUR	5,000,000	100.00		MOBILKOM AUSTRIA AKTIENGES.& CO.
ARAGON DE CABLE S.A.U. (catv operator and fixed lines telecommunications in the district of Aragona)	*Saragozza* (Spain)	EUR	30,250,000	100.00		AUNA S.A.
ASCAI SERVIZI S.r.l. (promotion of communications strategies and process)	Rome (Italy)	EUR	73,336.84	35.21		SAIAT
ASTROLINK INTERNATIONAL LLC (satellite telecommunications services)	Delaware (USA)	USD	1,350,100,000	18.52		TELESPAZIO LUX.
AUNA CABLE S.A.U. (management of a cable)	Madrid (Spain)	EUR	60,102	100.00		AUNA S.A.
AUNA OPERADORES DE TELECOMUNICACIONES S.A. (holding of telecommunications companies)	Barcelona (Spain)	EUR	1,947,922,436	22.77 3.81 0.31		TELECOM ITALIA INTERNATIONAL TIM INTERNATIONAL MULTIMEDIA CABLE

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
AUTEL BETEILIGUNGS GmbH (holding company)	Vienna (Austria)	EUR	35,000	100.00		TELEKOM AUSTRIA A.G.
BRASIL TELECOM PARTICIPACOES S.A. (holding company for investments in wireline telecommunications companies in some Brazilian states)	Brasilia (Brazil)	BRL	2,257,610,693	20.09	53.45	SOLPART PARTICIPACOES
BRASIL TELECOM S.A. (local and regional long-distance telecommunications in 10 States of the center-south Brazil)	Brasilia (Brazil)	BRL	3,335,769,960	65.43	97.71	BRASIL TELECOM PARTICIPACOES
BROAD BAND SERVICE S.A. (production and sales of multimedia services)	Republic of San Marino	EUR	258,000	20.00 20.00		INTELCOM S.MARINO STREAM
BrT Serviços de Internet S.A.. (mobile telecommunications)	Brasilia (Brazil)	BRL	28,341,000	100.00		BRASIL TELECOM
BUENAVENTURA S.A. (telecommunications services)	Santiago (Chile)	CLP	1,798,355,106	50.00		ENTEL TELEFONIA PERSONAL
CABLE I TELEVISIÓ DE CATALUNYA S.A.U. (catv operator and fixed lines telecommunications in the district of Catalunya)	Barcelona (Spain)	EUR	144,091,710	100.00		AUNA S.A.
CABLE INSIGNIA S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	2,600,000,000	75.00		TELECOM ARGENTINA STET-FRANCE TELECOM
CABLETELCA S.A. (catv operator and fixed lines telecommunications in the Canary Islands)	Tenerife (Spain)	EUR	40,744,263	100.00		AUNA S.A.
CARTESIA-CARTOGRAFIA DIGITALE S.p.A. (design, realization, marketing of numeric cartography)	Rome (Italy)	EUR	1,032,800	50.00		TELECOM ITALIA
CEDAC S.r.l. (management of available data from the public real estate Registry and from other public bodies)	Brescia (Italy)	EUR	10,400	30.00		DATAHOUSE
CYGENT Inc. (development and sale of software)	California (USA)	USD	52,273,000	25.21		TELECOM ITALIA LAB B.V.
CZECH ONLINE AS (Internet services)	Prague (Czech Republic)	CZK	114,000,000	100.00		TELEKOM AUSTRIA A.G.
DATAKOM AUSTRIA GmbH (data services)	Vienna (Austria)	EUR	14,535,000	100.00		TELEKOM AUSTRIA A.G.
DATAKOM INTERNATIONAL SOLUTIONS GmbH (project development)	Vienna (Austria)	EUR	145,400	100.00		DATAKOM AUSTRIA
DATASIEL – Sistemi e Tecnologie di Informatica S.p.A. (data processing products and services for public administration agencies, institutions and enterprises under Ligurian Regional Law n. 17/85)	Genoa (Italy)	EUR	2,582,500	49.00		FINSIEL
DATASPAZIO - S.p.A. (computational software and hardware development and sale)	Rome (Italy)	EUR	506,000	49.00		TELESPAZIO
DISCOVERITALIA S.p.A. (communication services)	Novara (Italy)	EUR	5,160,000	25.00		SEAT PAGINE GIALLE
DOMINO S.r.l. (web design e web architecture)	Turin (Italy)	EUR	29,120	35.00		WEBEGG
EISYS S.p.A. (information systems)	Rome (Italy)	EUR	619,200	25.00		EIS
ERESMAS INTERACTIVA S.A. (Internet operator for the residential customers of the Auna Group)	Madrid (Spain)	EUR	14,527,616	99.82		AUNA S.A.
ESRI ITALIA S.p.A. (development and distribution of services based on the GIS-"Geographical Information Systems" technology)	Rome (Italy)	EUR	500,000	49.00		SEAT PAGINE GIALLE
ETEC S.A. – Empresa de Telecomunicaciones de Cuba S.A. (telecommunications services)	La Habana (Cuba)	USD	1,441,900,000	29.29		TELECOM ITALIA INTERNATIONAL
EURODIRECTORY S.A. (holding company of the publishers of the Kompass directories)	Luxembourg	EUR	1,625,320	50.00		SEAT PAGINE GIALLE
FINTECH FINANZIARIA TECNOLOGICA S.p.A. (minority interests holding in small and medium sized companies)	Turin (Italy)	EUR	25,820,000	50.00		TELECOM ITALIA LAB S.p.A.
GARAGE S.r.l. (multimedia and cinema broadcasting)	Milan (Italy)	EUR	49,400	35.00		WEBEGG
GAY.IT S.p.A. (management of an Internet site)	Pisa (Italy)	EUR	1,000,000	22.50		MATRIX
GEOWEB S.p.A. (information systems)	Rome (Italy)	EUR	516,500	40.00		SOGEI - Società Generale d'Informatica
GLB SERVICOS INTERATIVOS S.A. (Internet services)	Rio de Janeiro (Brazil)	BRL	182,732,615	28.57		TI WEB
GO TO WEB S.p.A. (web-based software solutions)	Ivrea (Turin, Italy)	EUR	10.000.000	20.00		WEBEGG
GOLDEN LINES INTERNATIONAL COMMUNICATIONS SERVICES Ltd (long distance telephony services)	Ramat Gan (Israel)	ILS	3,000,000	26.40		TELECOM ITALIA INTERNATIONAL
ICOM Inc. (development of data bank and Internet market place)	Toronto (Canada)	CAD	203.09	40.00		NETCREATIONS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
IM.SER S.p.A. *(real estate management)*	Rome (Italy)	EUR	144,480,000	40.00		TELECOM ITALIA
INFORMATICA TRENTINA S.p.A. *(design, installation, management and maintenance of information systems)*	Trento (Italy)	EUR	3,100,000	40.41		FINSIEL
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S. (mobile telephony operator)	Istanbul (Turkey)	TRL	545,000,000,000,000	49.00		TIM INTERNATIONAL
ISCE Investor in Sapient & Cuneo Europe S.A. (consulting)	Luxembourg	EUR	4,334,400	25.00		SEAT CAPITAL INVESTMENTS
ITALCOM S.p.A. (multimedia systems and devices)	Milan (Italy)	EUR	103,200.00	100.00		ITALTEL S.p.A.
ITALDATA S.p.A. (solutions and services for the web economy)	Avellino (Italy)	EUR	3,096,000	100.00		SIEMENS INFORMATICA
ITALTEL A.O. (telecommunications systems)	Saint Petersburg (Russia)	RUB	20,000	100.00		ITALTEL B.V.
ITALTEL ARGENTINA S.A. (telecommunications systems)	Buenos Aires (Argentina)	ARS	600,000	96.00 4.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL B.V. (trade and financial company)	Amsterdam (Holland)	EUR	6,000,000	100.00		ITALTEL S.p.A.
ITALTEL BRASIL Ltda (trade company)	Saõ Paulo (Brazil)	BRL	2,018,302	51.44 48.56		ITALTEL S.p.A. ITALTEL B.V.
ITALTEL CERM PALERMO S.c.p.a. (research)	Palermo (Italy)	EUR	2,125,000.00	90.00 10.00		ITALTEL S.p.A. TELECOM ITALIA LAB S.p.A.
ITALTEL DE CHILE S.A. (telecommunications systems)	Santiago (Chile)	CLP	50,420,325	90.00 10.00		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL DEUTSCHLAND GmbH (trade company)	Dusseldorf (Germany)	EUR	40,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL FRANCE S.a.s. (trade company)	Issy *(France)*	EUR	40,000	100.00		ITALTEL HOLDING
ITALTEL HOLDING S.p.A. *(holding company)*	Milan *(Italy)*	EUR	115,371,464.00	19.39		SOGERIM
ITALTEL Inc. *(trade company)*	Delaware *(USA)*	USD	100	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
ITALTEL KENYA Ltd *(telecommunications systems)*	Nairobi *(Kenya)*	KES	500,000	99.98 0.02		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL NIGERIA Ltd *(telecommunications systems)*	Lagos *(Nigeria)*	NGN	2,000,000	99.99 0.01		ITALTEL B.V. ITALTEL S.p.A.
ITALTEL S.A. *(telecommunications systems)*	Madrid *(Spain)*	EUR	4,056,750.00	100.00		ITALTEL B.V.
ITALTEL S.p.A. *(telecommunications systems)*	Milan *(Italy)*	EUR	196,830,400.00	100.00		ITALTEL HOLDING
ITALTEL UK Ltd *(trade company)*	Staines (UK)	GBP	26,000	60.00 40.00		ITALTEL HOLDING ITALTEL B.V.
JET2WEB INTERNET SERVICES GmbH (Internet services)	Vienna (Austria)	EUR	15,000,000	100.00		TELEKOM AUSTRIA A.G.
JET2WEB NETWORK SERVICES GmbH (network services)	Vienna (Austria)	EUR	70,000	100.00		TELEKOM AUSTRIA A.G.
JMAC CONSIEL S.p.A. *(data collection and analysis for systems sales and business)*	Milan *(Italy)*	EUR	156,000	45.00		CONSIEL
L'UFFICIO MODERNO S.r.l. *(sale of books and office supplies)*	Florence *(Italy)*	EUR	10,400	15.00 15.00		GRUPPO BUFFETTI *IL CENTRO CONTABILE*
MADRITEL S.A.U. (catv operator and fixed lines telecommunications in the community of Madrid)	Madrid (Spain)	EUR	162,423,513	100.00		AUNA S.A.
MARCAM ITALY S.r.l. (services for automatic data management)	Milan (Italy)	EUR	92.962	99.00		PRAXIS CALCOLO
MAREMS S.A. (provision of satellite services for mobile voice communications using vehicle-mounted terminals)	Moscow (Russia)	RUB	7,135,500	49.00		TELESPAZIO
MESNIL HOLDING S.A. (holding company)	Luxembourg	EUR	78,000	99.99		ISCE
MIA ECONOMIA.com S.r.l. (publishing in the field of personal finance)	Milan (Italy)	EUR	1,500,000	30.00		MATRIX
MICRO SISTEMAS S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	210,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
MIRROR INTERNATIONAL GmbH (holding company)	Frankfurt (Germany)	EUR	25,000	100.00		MIRROR INTERN. HOLDING
MIRROR INTERNATIONAL HOLDING S.a.r.l. (holding company)	Luxembourg	EUR	250,000	30.00		TELECOM ITALIA
MOBILKOM INTERNATIONAL GmbH (holding company)	Vienna (Austria)	EUR	35.000	100.00		MOBILKOM AUSTRIA AKTIENGES.& CO.
MOBILKOM INTERNATIONAL GmbH & Co KEG *(holding company)*	Vienna *(Austria)*	EUR	35.350	99.00 1.00		MOBILKOM AUSTRIA AKTIENGES.& CO. *MOBILKOM INTERNATIONAL GmbH*
MOBILKOM LIECHTENSTEIN A.G. (mobile telephony operator)	Vaduz (Liechtenstein)	CHF	200.000	100.00		MOBILKOM AUSTRIA AKTIENGES.& CO.
MOBILKOM AUSTRIA Geschaftsfuhrungs Aktiengesellschaft - Stock Corporation *(mobile telephony operator)*	Vienna (Austria)	EUR	100,000.00	75.00 25.00		TELEKOM AUSTRIA A.G. AUTEL BETEILIGUNGS
MOBILKOM AUSTRIA Aktiengesellschaft & Co KG (mobile telephony operator)	Vienna (Austria)	EUR	79,940,117.59	75.00 25.00		TELEKOM AUSTRIA A.G. AUTEL BETEILIGUNGS

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	Rome (Italy)	EUR	133,333	25.00		TELECOM ITALIA LAB B.V.
MULTIMEDIA CABLE S.A. (holding company for investments in telecommunications companies and multimedia systems)	Barcelona (Spain)	EUR	11,635,594	44.00		TELECOM ITALIA INTERNATIONAL
NETCO REDES S.A. (provider of telecommunications infrastructures)	Madrid (Spain)	EUR	6,038,248	30.00		TELECOM ITALIA INTERNATIONAL
NETEX S.r.l. (activities relating to the contract regarding the license of the software of Netex Ltd)	Milan (Italy)	EUR	10,000	50.00		MATRIX
NORDCOM S.p.A. (application service provider)	Milan (Italy)	EUR	5,000,000	42.00		TELECOM ITALIA
NORTEL INVERSORA S.A. (holding company)	Buenos Aires (Argentina)	ARS	78,633,050	22.03 11.86	32.50 17.50	TELECOM ITALIA TELECOM ITALIA INTERNATIONAL
NUCLEO S.A. (telecommunications services)	Asuncion (Paraguay)	PYG	175,200,000,000	67.50		TELECOM PERSONAL
PERFORMER & DEG S.L. (design, development and sale of information systems)	Madrid (Spain)	EUR	3,006	50.00		PERFORMER S.p.A.
PRAXIS CALCOLO S.p.A. (technical and organizational services for automatic data processing)	Milan (Italy)	EUR	1,056,000	22.50		FINSIEL
PROSISTEMI S.r.l. (management of available data from the public real estate Registry and from other public bodies)	Milan (Italy)	EUR	10,400	33.35		ITALSERVICE S.r.l.
PUBLICOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	16,000,000	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM NORTEL INVERSORA
RETEVISION I S.A.U. (telecommunications services)	Barcelona (Spain)	EUR	252,241,612.00	100.00		AUNA S.A.
RETEVISION MOVIL S.A. (third mobile telephony operator)	Barcelona (Spain)	EUR	245,000,000.00	97.90		AUNA S.A.
RONCADIN RESTAURANTS S.p.A. (home delivery restaurant services)	Fiume Veneto (Pordenone, Italy)	EUR	920,694.32	25.00		SEAT PAGINE GIALLE
SAPED - Studio Analisi Programmazione Elaborazione Dati S.p.A. (information systems)	Siena (Italy)	EUR	1,032,800	20.00		BANKSIEL
SI.MOBIL d.d. (mobile telephony operator)	Lubiana (Slovenia)	SIT	9,300,000,000	75.00		MOBILKOM INTERNATIONAL GmbH & Co KG
SIEMENS INFORMATICA S.p.A. (sale of innovating solutions in the field of electronic and mobile business)	Milan (Italy)	EUR	6,192,000	49.00		TELECOM ITALIA
SIOSISTEMI S.p.A. (systems networking with special emphasis on the design of LAN and WAN systems and related hardware support systems)	Brescia (Italy)	EUR	60,000	40.00		TELECOM ITALIA LAB S.p.A.
SISPI S.p.A. (information systems for the municipality of Palermo and other private and public entities)	Palermo (Italy)	EUR	2,066,000	49.00		FINSIEL
SITEBA SISTEMI TELEMATICI BANCARI S.p.A. (support services for payments systems)	Milan (Italy)	EUR	2,600,000	30.00		TELECOM ITALIA
SITECNIKA S.p.A. (IT multivendor services)	Milan (Italy)	EUR	143,000	100.00		SIEMENS INFORMATICA
SITEKNE S.p.A. (furnishing of resources in the field of ITC-Information Technology Communication solutions)	Rome (Italy)	EUR	103,200	100.00		SIEMENS INFORMATICA
SOLPART PARTICIPACOES S.A. (holding company for investment in Brasil Telecom Participações S.A.)	Rio de Janeiro (Brazil)	BRL	2,069,103,679	37.76	37.29	TELECOM ITALIA INTERNATIONAL
STREAM S.p.A. (multimedia services)	Rome (Italy)	EUR	421,360,000	50.00		TELECOM ITALIA
SUPERCABLE DE ALMERIA S.A. (catv operator and fixed lines telecommunications in the city of Almeria)	Sevilla (Spain)	EUR	1,202,000	100.00		AUNA S.A.
SUPERCABLE DE ANDALUCIA S.A. (catv operator and fixed lines telecommunications in the district of Andalucia)	Sevilla (Spain)	EUR	69,272,655	100.00		AUNA S.A.
SUPERCABLE DE SEVILLA S.A. (catv operator and fixed lines telecommunications in the city of Sevilla)	Sevilla (Spain)	EUR	32,749,150	100.00		AUNA S.A.
TDL BELGIUM S.A. (in liquidation) (publishing and sale of directories)	Brussels (Belgium)	FB	750,087,200	49.60		TDL INVESTMENTS
TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	984,380,978	54.74		NORTEL INVERSORA
TELECOM ARGENTINA USA Inc. (telecommunications services)	Delaware (USA)	USD	30,000	100.00		TELECOM ARGENTINA STET-FRANCE TELECOM
TELECOM PERSONAL S.A. (telecommunications services)	Buenos Aires (Argentina)	ARS	310,514,481	99.99 0.01		TELECOM ARGENTINA STET-FRANCE TELECOM PUBLICOM
TELECOMMUNICATIONS ADVISER LLC (management of the Saturn Venture Partners fund)	Delaware (USA)	USD	560,280	37.50		TELECOM ITALIA LAB GEN.PARTNER
TELEGONO S.r.l. (real estate management)	Rome (Italy)	EUR	1,000,000	40.00		TELECOM ITALIA
TELEIMPULS GmbH (mobile telephony operator)	Lubiana (Slovenia)	SIT	2,100,000,000	100.00		MOBILKOM INTERNATIONAL GmbH & Co KG
TELEKOM AUSTRIA A.G. (wireline telephony)	Vienna (Austria)	EUR	1,090,500,000	29.78		TELECOM ITALIA INTERNATIONAL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TELEKOM AUSTRIA PERSONALMANAGEMENT GmbH (personnel management)	Vienna (Austria)	EUR	70,000	100.00		TELEKOM AUSTRIA A.G.
TELEKOM BETEILIGUNGS- und ENTWICKLUNGS GmbH (holding company)	*Vienna* (Austria)	*EUR*	*35,000*	*100.00*		*TELEKOM AUSTRIA A.G.*
TELEKOM FINANZ-MANAGEMENT GmbH *(financing)*	Vienna *(Austria)*	EUR	37,000	100.00		TELEKOM BETEILIGUNGS
TELEKOM SRBIJA a.d. (telecommunications services)	Belgrade (Serbia)	YUM	10,800,000,000	29.00		TELECOM ITALIA INTERNATIONAL
TELELEASING –Leasing di Telecomunicazioni e Generale S.p.A. (financial leasing of real estate and other assets)	Milan (Italy)	EUR	9,500,000	20.00		SAIAT
TELEMACO IMMOBILIARE S.p.A. (real estate management)	Rome (Italy)	EUR	9,600,000	40.00		TELECOM ITALIA
USABLENET Inc. (development of a software for the analysis of web sites)	*Delaware* (USA)	*USD*	1	*20.00*		*TELECOM ITALIA LAB B.V.*
VIASAT ASSISTANCE S.p.A. *(communication and management of telecommunications)*	Rome (Italy)	EUR	103,200	100.00		VIASAT S.p.A.
VIASAT S.p.A. (communication and management of telecommunications)	Rome (Italy)	EUR	2,425,956	33.54 16.46		SEAT PAGINE GIALLE *FINSATEL S*
VIP-NET GSM d.o.o. (mobile telephony operator)	Zagreb (Croatia)	HRK	454.211.000	71.00		MOBILKOM AUSTRIA AKTIENGES.& CO.
WISEQUITY N.V. (holding company)	Amsterdam (Holland)	EUR	50,000	50.00		SEAT CAPITAL INVESTMENTS

LIST OF OTHER SUBSIDIARIES AND AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
SUBSIDIARIES						
ASKA S.r.l. (in liquidation) (research and selection of human resources and consulting)	Milan (Italy)	EUR	10,400	60.00		CONSIEL
BUSINESS INFORMATION GROUP Ltd (in liquidation) (publishing and sale of telephone directories)	Hampshire (UK)	GBP	1	100.00		THOMSON DIRECTORIES
CABESTAN S.A. (in liquidation) (software design)	Suresnes (France)	FRF	250,000	100.00		CONSODATA S.A.
COM.STAR S.r.l. (in liquidation) (sale and installation of EDP products)	Rome (Italy)	EUR	1,020,000	100.00		TELESPAZIO
CONSODATA INTERACTIVE S.A. (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
CONSODATA ITALIA S.r.l. (in liquidation) (business information)	Milan (Italy)	EUR	10,200	100.00		CONSODATA S.A.
CONSODATA SYSTEME S.A. (business information services)	Levallois Perret (France)	EUR	40,000	100.00		CONSODATA S.A.
EMAX-TRADE S.p.A (in liquidation) (management of Internet sites)	Milan (Italy)	EUR	100,000	100.00		MATRIX
EMMEDI 97 S.r.l. (in liquidation) (productions for the paper industry)	Rome (Italy)	EUR	10,400	100.00		GRUPPO BUFFETTI
FINSIEL HELLAS S.A. (in liquidation) (computer products for public and private customers)	Koropi (Greece)	GRD	230,000,000	91.00		FINSIEL
FOREST RENTAL SERVICES Ltd (in liquidation) (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
GIALLO e.com S.p.A. (in liquidation) (creation and diffusion of trade information)	Turin (Italy)	EUR	150,000	100.00		SEAT PAGINE GIALLE
HILL CLEANING SERVICES Ltd (in liquidation) (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
HILL ENTERPRISES Ltd (in liquidation) (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
IL CENTRO CONTABILE S.p.A. (in liquidation) (sale of books and office ware)	Rome (Italy)	EUR	2,233,507.26	89.70		GRUPPO BUFFETTI
INCAS FRANCE S.A. (in liquidation) (sale of products for office automation)	Asnieres (France)	FRF	19,168,900	100.00		IS PRODUCTS
INDIAN TELECOMMUNICATION HOLDING B.V. (in liquidation) (holding company)	Amsterdam (Holland)	EUR	151,500	100.00		TELECOM ITALIA INTERNATIONAL
INDUSTRIAS TELEPUERTO ICAN S.A. (in liquidation) (carrier of telecommunications)	San Jose (Costarica)	CRC	10,000	100.00		AMERICATEL CENTROAMERICA
INFOMEDIA GROUP Ltd (in liquidation) (publishing and sale of telephone directories)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
INFONATION GROUP Ltd (in liquidation) (publishing and sale of telephone directories)	Hampshire (UK)	GBP	1	100.00		THOMSON DIRECTORIES
IREOS S.p.A. (in liquidation) (promotion and management of remote domiciliary assistance)	Rome (Italy)	EUR	100,000	100.00		TELECOM ITALIA
IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	Rome (Italy)	EUR	2,575,000	30.00 35.00 35.00		TELECOM ITALIA TELESPAZIO TELECOM ITALIA MOBILE
LAKE BUILDING SERVICES Ltd (in liquidation) (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
LOQUENDO Inc. (in liquidation) (development of software for web vocal interaction)	California (USA)	USD	14,021,000	100.00		LOQUENDO - SOCIETA' PER AZIONI
MILANO DATA ENTRY S.r.l. (in liquidation) (data entry activities)	Milan (Italy)	EUR	10,400	100.00		DATAHOUSE
OR.MA INFORMATICA S.r.l (wholesale of computer products)	Rome (Italy)	EUR	10,200	100.00		GRUPPO BUFFETTI
PEAK MAINTENANCE SERVICES Ltd (in liquidation) (furnishing of services)	Hampshire (UK)	GBP	2	100.00		THOMSON DIRECTORIES
RFM DATA Ltd (list broking)	Kingston (UK)	GBP	2	100.00		CAL - CONSUMER ACCESS
SCS COMUNICAZIONE INTEGRATA S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	600,000	100.00		SEAT PAGINE GIALLE
SERVICE IN S.r.l. (in liquidation) (furnishing of services)	Milan (Italy)	ITL	20,700,000	95.00		CIPI
STET FRANCE S.A. (holding company)	Paris (France)	EUR	900,000	100.00		9 TELECOM RESEAU
T.I.SCOM S.A. ((in liquidation) (telecommunications systems and services)	Curitiba (Brazil)	BRL	7,735,000	51.00		TELESPAZIO

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
TECHNOLOGIE INNOVATION ET MOBILITE s.a.r.l. (holding company)	Tunis (Tunisia)	TND	10,000	99.99		TIM INTERNATIONAL
TELECOM ITALIA DE ESPANA S.A. (in liquidation) (sale of services and agency activities)	Madrid (Spain)	EUR	2,103,542	100.00		TELECOM ITALIA INTERNATIONAL
TELECOM ITALIA GmbH (in liquidation) (holding company)	Vienna (Austria)	EUR	36,336.42	100.00		TELECOM ITALIA
TELECOM ITALIA IRELAND Ltd (telecommunications services)	Dublin (Ireland)	EUR	2	100.00		TELECOM ITALIA
TELESPAZIO HUNGARY Ltd (telecommunications services)	Budapest (Hungary)	HUF	24,000,000	99.00 1.00		TELESPAZIO TELESPAZIO LUX.
TIM.COM Holding B.V. (holding company)	Amsterdam (Holland)	EUR	18,000	100.00		TIM INTERNATIONAL
TIMNET.COM PERU' S.A.C. (services for mobile networks)	Lima (Perù)	PEN	1,000	100.00		TIM PERU'
TMI HUNGARY TRADING AND SERVICES Ltd (in liquidation) (telecommunications services)	Budapest (Hungary)	HUF	[illegible].000.000	100.00		TMI TELEMEDIA INTERN. Ltd
TRAINET S.p.A. (in liquidation) (development, operation and sales of lines teaching systems)	Rome (Italy)	EUR	674,445.70	100.00		TELECOM ITALIA
VALORIUS S.A. (furnishing of services)	Boulogne Billancourt (France)	EUR	38,112	100.00		9 TELECOM RESEAU

AFFILIATED COMPANIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CITEL - Corporacion Interamericana de Telecomunicaciones S.A. (holding company)	Monterrey (Mexico)	MXN	2,073,729,933	25.00		TELECOM ITALIA INTERNATIONAL
CLIPPER S.p.A. (in liquidation) (marketing and communication consulting)	Rome (Italy)	EUR	100,000	50.00		SCS COMUNICAZIONE INTEGR. (in liq.)
COMETEL Societe Espagnole S.a r.l. (audiotel services)	Bilbao (Spain)	EUR	210,348	40.00		JET MULTIMEDIA HOSTING
CROMA S.r.l. (in liquidation) (hardware maintenance)	P.San Giovanni (Perugia, Italy)	ITL	80,000,000	50.00		WEBRED
CZECH TELESPAZIO S.r.l. (in liquidation) (telecommunications services)	Prague (Czech Republic)	CZK	750,000	40.00		TELECOM ITALIA
DATATRADER S.A. (in liquidation) (creation and sale of data base)	Rueil Malmaison (France)	EUR	266,980	50.00		CONSODATA S.A.
E-UTILE S.p.A. (ICT solutions and services for companies in the field of public utilities)	Milan (Italy)	EUR	482,000	51.00		SIEMENS INFORMATICA
INDIRECT S.P.R.L. (in liquidation) (sale of services)	Brussels (Belgium)	BEF	6,000,000	19.17 7.83		TDL INVESTMENTS TDL INFOMEDIA Ltd
MEDITERRANEAN BROAD BAND ACCESS S.A. (telecommunications services)	Heraklion Crete (Greece)	EUR	17,580,000	40.00		TELECOM ITALIA INTERNATIONAL
NETRIA S.A. (information technology services)	Lyon (France)	EUR	115,633	34.00		JET MULTIMEDIA S.A.
POLITEL S.A. (sale of VSAT services)	Warsaw (Poland)	PLN	100,000	13.50 10.00		TELESPAZIO TMI TELEMEDIA INTERN. Ltd
RESACOM S.A. (in liquidation) (mail-order selling and Internet ticket office)	Paris (France)	EUR	40,000	19.97	19.27	JET MULTIMEDIA S.A.
SUD PARTNER S.a.r.l. (information technology services)	Toulouse (France)	EUR	40,000	24.00		JET MULTIMEDIA HOSTING
UBA – NET S.A. (teledidactic services)	Buenos Aires (Argentina)	ARS	12.000	50.00		TRAINET (in liquidation)
VOICEMAIL INTERNATIONAL Inc. (in liquidation) (vocal message services)	California (USA)	USD	48,580	37.07		TELECOM ITALIA

CONSORTIUM SUBSIDIARIES

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CONSORZIO ABECA (in liquidation) (information systems for the Ministry of cultural properties and environment)	Rome (Italy)	EUR	103,291.38	33.33 33.33		FINSIEL INTERSIEL
CONSORZIO CONNET FORMAZIONE (professional training for the Ministry of work and social security)	Bari (Italy)	EUR	51,645.69	60.00		SSGRR
CONSORZIO GEODOC (in liquidation) (realization of an information system for the geological documentation of the nation)	Rome (Italy)	EUR	103,291.38	90.00 10.00		FINSIEL TELESPAZIO
CONSORZIO GRUPPO STET PER ITALIA '90 in liquidation) (telecommunications services for the world soccer cup which has been held in Italy in 1990)	Rome (Italy)	EUR	51,646	80.00		TELECOM ITALIA

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CONSORZIO I-FRANCHISING (development of sale and franchising networks)	Rome (Italy)	EUR	10,000	80.00		CONSORZIO TELEFRANCHISING
CONSORZIO IRIS BENI CULTURALI (filing and recovery of documents and system assistance for the Ministry of cultural properties and environment)	Rome (Italy)	EUR	171,600.00	90.91 9.09		FINSIEL NETSIEL
CONSORZIO ISIB in liquidation) (harmonization of the infrastructural system of the Central Institute which manages the unique catalogue of the Italian libraries)	Rome (Italy)	EUR	51,645.69	70.00 30.00		FINSIEL INTERSIEL
CONSORZIO LABORATORIO DELLA CONOSCENZA (realization of a research project for the development of a new process of delivering long distance training services and the related platforms in Naples)	Naples (Italy)	EUR	51,650.00	59.00		TELECOM ITALIA LAB S.p.A.
CONSORZIO NAUTILUS (training activities)	Rome (Italy)	EUR	77,468.53	31.00 20.00		SSGRR MEDITERRANEAN NAUTILUS Ltd
CONSORZIO PROTER in liquidation) (activities in the field of management and control of territory and environment)	Rome (Italy)	EUR	10,329.14	61.11		TELESPAZIO
CONSORZIO SEGISIEL in liquidation) (realization of operating systems in the field of justice for the Telcal consortium)	Rende (Cosenza, Italy)	EUR	103,291.38	85.00 15.00		INTERSIEL FINSIEL
CONSORZIO SER (in liquidation) (realization of the information plan Calabria for the Telcal consortium)	Catanzaro (Italy)	EUR	103,291.38	46.00 5.00		INTERSIEL INSIEL
CONSORZIO SESIT (realization of the integrated information system for the Ministry of transport and navigation)	Rome (Italy)	EUR	51,645.69	70.00		FINSIEL
CONSORZIO SOFTIN (in liquidation) (research and development in the field of industrial software and consulting)	Naples (Italy)	EUR	877,976.73	100.00		FINSIEL
CONSORZIO TELEFRANCHISING (planning and development of Internet sites and portals)	Rome (Italy)	EUR	1,240,000	80.00		TELESPAZIO
CONSORZIO TURISTEL (information systems for tourism)	Rome (Italy)	EUR	77,460	33.33 33.33		SARITEL FINSIEL
CONSORTIUM AFFILIATES						
CONSORZIO ACCAM (automation of the communication centers of the agencies and operating units of the military air force)	Rome (Italy)	EUR	6,120	33.33		EIS
CONSORZIO ALTEL (sale and promotion of satellite activities)	Rome (Italy)	EUR	51,645.68	50.00		TELESPAZIO
CONSORZIO C.O.M.P.A. (in liquidation) (study and monitoring of the problems of the Padano-Adriatico basin and professional training)	Bologna (Italy)	EUR	180,759.91	20.00		FINSIEL
CONSORZIO CEW (electronic publishing)	Perugia (Italy)	EUR	15,400.00	40.00		WEBRED
CONSORZIO CSIA (information systems for the State agency for the agricultural market)	Rome (Italy)	EUR	206,582.76	44.00		FINSIEL
CONSORZIO DREAM FACTORY (promotion and development of new economy in the weak areas of the Nation)	Rome (Italy)	EUR	20,000	20.00		TELECOM ITALIA LAB S.p.A.
CONSORZIO FORFIN (programs and information systems relating to fiscal and financing matters)	Rome (Italy)	EUR	5,164.57	15.00 15.00		SSGRR SOGEI
CONSORZIO I.T.A. (research and services in the field of agriculture)	Rome (Italy)	EUR	12,394.95	33.33		TELESPAZIO
CONSORZIO ITALTEL TELESIS (in liquidation) (integrated telematic systems)	Milan (Italy)	EUR	516,456.00	100.00		ITALTEL S.p.A.
CONSORZIO LA CARTA DI VENEZIA (in liquidation) (integrated services for the metropolitan area of Venice)	Venice (Italy)	EUR	10,500	50.00		VENIS
CONSORZIO OMNIA (in liquidation) (hardware maintenance)	Perugia (Italy)	EUR	2,582.28	50.00		WEBRED
CONSORZIO PAOLA (in liquidation) (applied research for the development of information systems for clinics and medical structures)	Udine (Italy)	EUR	8,143.68	50.00		INSIEL

Name (type of business)	Head office		Share capital	% ownership	% of voting rights	Held by
CONSORZIO PER LO SVILUPPO DEI DISTRETTI INDUSTRIALI PER LE OSSERVAZIONI DELLA TERRA (planning and development of activities for environment)	Matera (Italy)	EUR	10,000	24.00		TELESPAZIO
CONSORZIO R.E.S. - Raggruppamento Europeo per la Sicurezza (establishment and management of a center for the evaluation of the physical safety of information systems)	Rome (Italy)	EUR	309,800	50.00		TELECOM ITALIA
CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITA' FEDERICO II (professional training)	Naples (Italy)	EUR	127,500	20.00		TELECOM ITALIA MOBILE
CONSORZIO SIMT (information systems for the General Management of the civil traffic and transport control authority)	Rome (Italy)	EUR	51,645.69	45.00		FINSIEL
CONSORZIO TELAER (planning and development of activities regarding the advanced aerial survey)	Capodichino (Naples, Italy)	ITL	200,000,000	50.00		TELESPAZIO
CONSORZIO TELCAL (planning and development of the organic project "Piano Telematico Calabria")	Catanzaro (Italy)	EUR	877,975	24.00 24.00		TELECOM ITALIA INTERSIEL
CONSORZIO TELEMED (in liquidation) (telematic activities for social and sanitary assistance)	Rome (Italy)	EUR	103,291	33.33		TELECOM ITALIA

Olivetti S.p.A.

Accounting Statements as of 30 June 2002

- Balance Sheet
- Statement of Income

OLIVETTI S.p.A.
Balance sheet (in millions of euros)

ASSETS	30.6.2002	31.12.2001	30.6.2001
A) AMOUNTS DUE FROM SHAREHOLDERS	-	-	-
B) FIXED ASSETS			
I. Intangible fixed assets	214	250	177
II. Tangible fixed assets	2	2	2
III. Financial fixed assets			
1) Equity investments	31,361	31,409	31,266
2) Receivables			
Due within 12 months	10	14	12
Due after 12 months	61	62	53
3) Other securities	-	-	-
4) Treasury stock	2	2	2
Total financial fixed assets	31,434	31,487	31,333
Total fixed assets (B)	**31,650**	**31,739**	**31,512**
C) CURRENT ASSETS			
I. Inventories	-	-	-
II. Receivables			
Due within 12 months	2,030	837	959
Due after 12 months	-	-	-
Total receivables	2,030	837	959
III. Financial assets not held as fixed asets	378	76	289
IV. Liquid funds	25	140	114
Total current assets (C)	**2,433**	**1,053**	**1,362**
D) ACCRUED INCOME AND PREPAID EXPENSES	**478**	**503**	**74**
TOTAL ASSETS	**34,561**	**33,295**	**32,948**

LIABILITIES AND SHAREHOLDERS' EQUITY	30.6.2002	31.12.2001	30.6.2001
A) SHAREHOLDERS' EQUITY			
I. Share capital	8,796	8,784	7,282
I bis. Share capital increases to be filed with the Companies Register pursuant to article 2444 of the Italian Civil Code	2	1	-
I ter. Share capital increase payments on shares to be issued	-	-	-
II. Additional paid-in capital	3,765	3,765	3,762
II bis. Additional paid-in capital in respect of share capital increases to be filed with the Companies Register	-	-	-
III. Revaluation reserves	1	1	1
IV. Legal reserve	921	921	921
V. Reserve for treasury stock	2	2	2
VI. Statutory reserves	-	-	-
VII. Other reserves	2,059	2,061	2,066
VIII. Retained earnings (accumulated losses)	(299)	571	572
IX. Net income (loss) for the period	849	(871)	(649)
Total shareholders' equity (A)	**16,096**	**15,235**	**13,957**
B) RESERVES FOR RISKS AND CHARGES			
1) Taxation	162	345	824
2) Other provisions	419	429	250
Total reserves for risks and charges (B)	**581**	**774**	**1,074**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES	**3**	**4**	**4**
D) PAYABLES			
Due within 12 months	4,929	5,051	7,631
Due after 12 months	11,679	9,988	8,330
Total payables (D)	**16,608**	**15,039**	**15,961**
E) ACCRUED EXPENSES AND DEFERRED INCOME	**1,273**	**2,243**	**1,952**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**34,561**	**33,295**	**32,948**

MEMORANDUM ACCOUNTS			
Personal guarantees given, net of counter-securities received	14,395	17,319	19,491
Commitments	8	11	52
Other accounts	4	4	4
TOTAL MEMORANDUM ACCOUNTS	**14,407**	**17,334**	**19,547**

OLIVETTI S.p.A.
Statement of income (in millions of euros) (*)

	1st half 2002	1st half 2001	Year 2001
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	-	-	-
2) Changes in inventories of work-in progress, semi-finished and finished products	-	-	-
3) Changes in contract work-in progress	-	-	-
4) Capitalised production	-	-	-
5) Other revenues and income	3	3	15
Total value of production (A)	**3**	**3**	**15**
B) COSTS OF PRODUCTION			
6) Raw, ancillary and consumable materials and goods for resale	-	-	-
7) Services received	13	12	49
8) Leases and rentals	1	1	3
9) Personnel	6	5	13
10) Amortisation, depreciation and writedowns	36	27	64
11) Changes in inventories of raw, ancillary and consumable materials and goods for resale	-	-	-
12) Provisions for risks	-	2	192
13) Other provisions	-	-	-
14) Other operational expenses	1	1	3
Total costs of production (B)	**57**	**48**	**324**
DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION (A-B)	**(54)**	**(45)**	**(309)**
C) FINANCIAL INCOME AND CHARGES			
15) Income from equity investments	1,341	9	86
16) Other financial income	20	18	37
17) Interest expense and other financial charges	(393)	(535)	(967)
Total financial income and charges (C)	**968**	**(508)**	**(844)**
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluations	-	-	-
19) Write-downs	(43)	(109)	(175)
Total value adjustments to financial assets (D)	**(43)**	**(109)**	**(175)**
E) EXTRAORDINARY INCOME AND CHARGES			
20) Income	168	14	23
21) Charges	(4)	(1)	(16)
Total extraordinary income and charges (E)	**164**	**13**	**7**
RESULT BEFORE TAXES (A-B+C+D+E)	**1,035**	**(649)**	**(1,321)**
22) Income taxes for the period	(186)	-	450
23) NET RESULT FOR THE PERIOD	**849**	**(649)**	**(871)**

(*) The income statement reclassified in accordance with the format prescribed by CONSOB communication no. 94001437 of 27 February 1994 is included in the Report of Operations.

Auditors' Review Report

RECONTA ERNST & YOUNG

■ Corso Vittorio Emanuele II, 83
10128 Torino

■ Tel.: (011) 5161611
Fax: (011) 5612554

AUDITORS' REPORT ON THE REVIEW OF THE MANAGEMENT REPORT FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2002 OF OLIVETTI S.P.A.

(Translation from the original Italian version)

To the Shareholders of
Olivetti S.p.A.

1. We have performed the review of the Management Report of Olivetti S.p.A. for the semi-annual period ended 30 June 2002, represented by the statements of Consolidated Balance Sheet and Consolidated Income Statement ("the statements") and related explanatory notes. We have also reviewed that part of the financial information presented by the Board of Directors in the Management Report with respect of their discussions and analyses of the consolidated operations of Olivetti S.p.A., solely for the purpose of evaluating its consistency with the above mentioned statements and related explanatory notes.

2. Our review was conducted in accordance with auditing standards governing review of interim financial statements recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) in its resolution No. 10867 of 31 July 1997. The review of the data related to the six months period ended 30 June 2002 of certain subsidiary companies, which represents approximately 8% of the consolidated assets and 11% of the consolidated revenues, was performed by other auditors who supplied us with their review reports. A review consists mainly of obtaining information with respect to the accounts included in the statements identified in paragraph 1 of this report and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such statements. A review does not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities. Consequently, the scope of a review engagement provides significantly less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the statements and related explanatory notes identified in paragraph 1 of this report of Olivetti S.p.A. as of and for the six months period ended 30 June 2002 as we do in connection with reporting on our full scope audit of the annual consolidated financial statements of Olivetti S.p.A.

3. With respect to the consolidated comparative data as of and for the year ended 31 December 2001 and for the six months period ended 30 June 2001, reference should be made to our audit and review reports issued on 16 April 2002 and on 14 September 2001, respectively.

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G. D. Romagnosi 18/A
Capitale Sociale € 1.043.330,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

4. Based on our review, we did not become aware of any significant modifications that should be made to the statements and related explanatory notes identified in paragraph 1 of this report, in order for them to be in conformity with the criteria for the presentation of the semi-annual Management Report, stated by art. 81 of CONSOB regulations as approved in its resolution No. 11971 of 14 May 1999 and subsequent modifications.

5. We draw your attention to the financial information presented by the Board of Directors in the Management Report regarding the dispute with INPS (the "Italian National Insurance Board") and the related uncertainty of the liability for the payments due by Telecom Italia S.p.A. for the social security contributions (the previous Telecom Workers Fund) of the personnel of its telephone division.

Turin, 6 September 2002

Reconta Ernst & Young S.p.A.
Signed by: Mario Lamprati, partner